

OmniVision.



annual report 2007

To my fellow stockholders:

Fiscal 2007, which ended on April 30, was an especially demanding year during which we worked through some difficult industry and competitive challenges. We shipped approximately 250 million sensors during the fiscal year, an increase of about 60% over the roughly 150 million sensors we shipped in the previous year, tangible evidence that our products continue to enjoy wide acceptance in the marketplace. Our revenues over the same period increased from $492 million to $528 million, a modest increase of just 7%, evidence of the tough price competition we faced during the year. This competitive pressure had a significant impact on our average selling prices in fiscal 2007 and, consequently, on our gross margins and profitability.

These results are clearly not satisfactory, and we have begun to make significant strides to improve our competitive and financial condition to position us well for fiscal 2008 and beyond. We have identified and begun working on several initiatives that we believe can work to improve our overall cost structure and will, we believe, yield higher profitability:

1. As a fabless semiconductor company, virtually all of our product costs are bought in, and we are working very aggressively with all our vendors to reduce input costs and improve output yields.
2. We are collaborating very closely with TSMC, our primary wafer manufacturing partner, to develop new and lower cost technologies.
3. During fiscal 2007, we entered into a Foundry Manufacturing Agreement with Powerchip Semiconductor to develop new processes and new products using their 300mm DRAM capacity.
4. Along with TSMC, we have continued to fund our color filter and micro-lens joint venture, VisEra, to expand their capacity and prepare their facilities to handle 300mm wafers.
5. We believe that TSMC's and our investment in XinTec, our original CSP provider, will bring a higher level of efficiency to XinTec's production processes and lead to increased yields.
6. During fiscal 2007, we also made an investment in a China-based company called WLCSP, a chip scale packaging partner. This provides us with a second source of chip scale packaging capacity.
7. We are in the process of automating and upgrading our final testing facility by installing new test equipment, making our testing process more efficient.

I want to assure you that these are the company's key priorities. At the same time, we are continuing to take a careful approach to managing our operating expenses. In particular, we are limiting our head-count adds to fill only those positions we consider to be most important to support our future growth.

Our exceptionally strong financial position – we ended the fiscal year with cash and short-term investments of over $300 million – allowed us to continue to invest in the business, principally in the research and development which is the basis for all our products both present and future, and in the sales and marketing activities which keep us abreast of the rapidly changing demands of the markets we serve. The strong cash position also allowed us to begin to implement a $100 million stock repurchase plan, approved by the Board of Directors at the end of the fiscal year, as we look to maximize stockholder value.

Technology, in particular imaging technology, is central to our success as a company, and remains at the heart of what we do. We will continue to invest in research and development projects to advance our innovative technology and remain a leader in the image sensor market. In that connection, I am pleased to report that in June, we announced our first product based on the latest generation of our OmniPixel® technology, our OmniPixel3™ architecture. The OV3640 is a fully integrated 3-megapixel sensor CameraChip™ in the all-important ¼ inch format and I am pleased to report that initial reaction from potential customers has been very positive.

Turning to the markets we serve, it is now clear that the demand environment began to change at the end of the fiscal year. First, mobile handset customers are releasing more higher resolution camera phones as they gain conviction that the consumer will indeed pay higher prices for higher resolution, higher quality camera phones. We believe that this trend should have a positive impact on the handset makers' plans to introduce and promote 3.2 megapixel camera phones to the market over the next twelve months. Second, demand for 1.3 megapixel sensors has increased as "low-end" products begin to shift from VGA to the higher resolution. Third, we have seen a significant increase in the demand for 1.3 megapixel sensors for the notebook PC market. Finally, the continued increase in the penetration of cameras into mobile handsets coupled with the introduction of dual sensor phones, where the second camera is being utilized for video conferencing, has fueled continuing strong demand for VGA resolution sensors.

Looking ahead, the upcoming year will be one in which we concentrate on improving our level of profitability and work very hard to meet the demands of an ever growing image sensor market. The ability of this organization to continue to succeed rests in the hands of all of its stakeholders. I would like to thank all our employees for their dedication and their hard work, and our stockholders, customers, suppliers and partners for their continued support.

Sincerely,



Shaw Hong
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number: 0-29939

OMNIVISION TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**77-0401990**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1341 Orleans Drive, Sunnyvale, CA 94089-1136
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(408) 542-3000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value (Including associated Preferred Stock Purchase Rights)	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of October 31, 2006, the last business day of Registrant's most recently completed second fiscal quarter, there were 54,682,162 shares of Registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of registrant (based upon the closing sale price of such shares on the Nasdaq National Market on October 31, 2006) was approximately $802,989,624. Shares of Registrant's common stock held by the Registrant's executive officers and directors and by each entity that owns five percent or more of Registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of May 31, 2007, 55,082,878 shares of common stock of the Registrant were outstanding, exclusive of 5,870,000 shares of treasury stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant has incorporated by reference into Part III of this Annual Report on Form 10-K portions of its Proxy Statement for the 2007 Annual Meeting of Stockholders.

OMNIVISION TECHNOLOGIES, INC.

INDEX TO

ANNUAL REPORT ON FORM 10-K

FOR YEAR ENDED APRIL 30, 2007

PART I

ITEM 1. BUSINESS

The following information should be read in conjunction with our audited consolidated financial statements and the notes thereto included in Item 8 of this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve risks and uncertainties. Forward-looking statements generally include words such as "may," "will," "plans," "seeks," "expects," "anticipates," "outlook," "intends," "believes" and words of similar import as well as the negative of those terms. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. All forward-looking statements included in this Annual Report on Form 10-K, including, but not limited to, statements regarding the extent of future sales through distributors, future trends and opportunities in certain markets, the development, introduction and capabilities of new products, the establishment of partnerships with other companies, increased unit volume sales, the increase of competition in our industry, the continued importance of the camera cell phone market to our business, continued price competition and the consequent reduction in the average selling prices of our products, future gross margins and future expenses, our effective tax rate for fiscal 2008, our future investments, our working capital requirements in fiscal 2008, and the sufficiency of our available cash, cash equivalents and short-term investments are based on current expectations and are subject to important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Such important factors include, but are not limited to, those set forth under the caption "Item 1A. Risk Factors," beginning on page 15 of this Annual Report and elsewhere in this Annual Report and in other documents we file with the U.S. Securities and Exchange Commission ("SEC"). All subsequent written and oral forward-looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by such factors.

OmniVision and OmniPixel are registered trademarks of OmniVision Technologies, Inc. CameraChip, OmniPixel2, OmniPixel3, OmniQSP and TrueFocus are trademarks of OmniVision Technologies, Inc. Wavefront Coded is a registered trademark of CDM Optics, Inc., a wholly-owned subsidiary of OmniVision Technologies, Inc. Wavefront Coding is a trademark of CDM Optics, Inc.

Corporate Information

OmniVision Technologies, Inc., a Delaware corporation, was incorporated in May 1995 in California, and reincorporated in Delaware in March 2000. Our executive offices are located at 1341 Orleans Drive, Sunnyvale, California 94089-1136 and our telephone number is (408) 542-3000. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statement for our annual stockholders' meeting and Current Reports on Form 8-K, as well as any amendments to these reports, are available through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission, or the SEC. Information about our company is available on the Internet at www.ovt.com. The information in, or that can be accessed through, our website is not part of this report.

Overview

We design, develop and market high performance, highly integrated and cost efficient semiconductor image sensor devices. Our main products, image-sensing devices which we refer to by the name CameraChip™ image sensors, are used to capture an image electronically and are used in a number of consumer and commercial mass-market applications. Our CameraChip image sensors are manufactured using the complementary metal oxide semiconductor, or CMOS, fabrication process. Our CameraChip image sensors are predominantly single-chip CMOS solutions that integrate several distinct functions including image capture, image processing, color processing, signal conversion and output of a fully processed image or video stream. We believe that our highly integrated CameraChip image sensors enable camera device manufacturers to build high quality camera products that are smaller, less complex, more reliable, more cost effective and more power efficient than cameras using traditional charge-coupled devices, or CCDs.

We sell our products worldwide directly to original equipment manufacturers, or OEMs, which include branded customers and contract manufacturers, and value added resellers, or VARs, and indirectly through distributors. In order to ensure that we address all available markets for our image sensors, we divide our marketing efforts into two separate departments. The Mainstream Products marketing department addresses the camera cell phone and digital still camera, or DSC, markets, and the Advanced Products marketing department addresses the security and surveillance, toys and games, personal computer, automotive and medical markets.

We currently outsource the wafer fabrication and packaging of our image-sensor products to third parties. We outsource the color filter and micro-lens phases of production to a joint venture. This approach allows us to focus our resources on the design, development, marketing and testing of our products and significantly reduces our capital requirements.

We currently perform the final testing of the majority of our products ourselves at our facility in Shanghai, China. We are currently upgrading and expanding our testing capabilities with new automated testing equipment.

The Current Economic and Market Environment

We operate in a challenging economic environment that has undergone significant changes in technology and in patterns of global trade. We strive to remain a leader in the development and marketing of image sensing devices based on the CMOS fabrication process and have benefited from the growing market demand for and acceptance of this technology.

In the camera cell phone market in particular, future revenues depend to a large extent on design wins where, on the basis of an exhaustive evaluation of available products, a particular handset maker determines which image sensor to design into one or more specific models. There is generally a time lag of between six and nine months between the time of a particular design win and the first shipments of the designated product. Design wins are also an important driver in the many other markets that we address, and in some cases, such as automotive applications, the time lag between a particular design win and first revenue can be longer than one year.

In most cases, the decision to specify a particular product requires conforming other specifications of the product to the chosen image sensor and makes subsequent changes both difficult and expensive. Accordingly, the ability to produce and deliver reliable products on time and in large quantities is a key competitive differentiator. Since our inception, we have shipped more than 550 million image sensors, including approximately 250 million in fiscal 2007, which demonstrates the capabilities of our production system.

To increase and enhance our production capabilities, last year we completed a project with Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, our principal wafer supplier and one of the largest wafer fabrication companies in the world, to increase from two to four the number of their fabrication facilities, at which our products can be produced. VisEra, our joint venture with TSMC and our investments in two key back-end packaging suppliers are part of a broad strategy to ensure that we have sufficient back-end capacity for the processing of our image sensors in the various formats required by our customers. In January 2007, we amended our joint venture agreement with TSMC to each invest an additional $27 million in VisEra to fund VisEra's further expansion. Separately, TSMC purchased approximately 90.5 million previously-unissued shares from XinTec, Inc., or XinTec, a Taiwan-based provider of chip-scale packaging services, to expand XinTec's capacity. In February 2007, we entered into a foundry manufacturing agreement with Powerchip Semiconductor Corp., or PSC. We are also expanding our testing capacity in China, as well as our overall capability to design more custom products for our customers. As necessary, we will make further investments to ensure that we have sufficient capacity to meet the demands of our customers as part of our ongoing efforts to lower production costs to offset, at least in part, the continuing pressure we experience on prices.

Many of the products using our image sensors, such as camera cell phones, digital still cameras and cameras for toys and games, are consumer electronics goods. These mass-market camera devices generally have seasonal cycles which historically have caused the sales of our customers to fluctuate quarter-to-quarter. Historically, demand from OEMs and distributors that serve such consumer product markets has been stronger in the second and third quarters of our fiscal year and weaker in the first and fourth quarters of our fiscal year. In addition, since a very large number of the manufacturers who use our products are located in China, Hong Kong and Taiwan, the pattern of demand for our image sensors has been increasingly influenced by the timing of the extended lunar or Chinese New Year holiday, a period in which the factories which use our image sensors generally close.

We believe that the market opportunity represented by cell phones remains very large. The percentage of cell phones which incorporate a camera continues to increase, and we are now seeing cell phones equipped with a second camera designed for use in video-conferencing. In fiscal 2007, we benefited from the growth in shipments of image sensors, particularly for camera cell phones, where we saw increased demand for our video graphics array, or VGA, 1.3-megapixel and 2.0-megapixel image sensors.

We also believe that, like the DSC market, camera cell phone demand will not only continue to shift toward higher resolutions, but also will increasingly fragment into multiple resolution categories. In addition, there is increased demand for customization, and several different interface standards are coming to maturity. All of these trends will require the development of an increasing variety of products. In response to these trends we have introduced several 1.3-megapixel products based on our OmniPixel® technology. In fiscal 2007, we began volume production and shipments of our first product based on the second generation of our OmniPixel technology which we call OmniPixel2™ technology. This is a 2.0-megapixel image sensor, the world's first 2.0-megapixel sensor in a quarter-inch format. We also believe that VGA resolution sensors will continue to account for a large portion of the volume shipments in handsets in fiscal 2008. Consequently, we have continued to introduce new products at this resolution, most recently the OV7680, a 1/10 inch VGA sensor that permits a camera module height of 3.17 mm. We also believe that consumers will require image focusing capabilities as image sensor resolutions in camera cell phones continue to increase. To meet this requirement, we introduced our first TrueFocus product in February 2007.

The camera cell phone market also evidences a trend toward slim and thin form factors. In January 2006, based on the new and improved OV7670 VGA sensor, we introduced an ultra thin VGA camera module which measures 6 x 6 x 4.1 mm. Our design meets the current trend of slim and thin form factors in camera phones and other electronic devices. In addition to addressing the continuous demand for smaller, thinner camera phones, the ultra thin module solution is also proving popular in PC notebook applications where the camera module needs to be no thicker than the LCD housing. In October 2006, we introduced our sixth generation 1.3-megapixel CameraChip sensor based on our OmniPixel2 technology. Featuring a 2.0µ x 2.0µ pixel and 1/5-inch optical format, the OV9660 enables a 25% thinner camera module than the previous generation, meeting the requirements of ultra slim handset designs. Additionally, the smaller module size is especially attractive to handset makers because it allows a drop-in upgrade from VGA to 1.3 megapixels, thereby extending the life of existing VGA camera phone designs.

In the emerging market for image sensors embedded in PC notebooks, we continue to win designs. We are supplying sensors to four of the top five notebook OEMs. Our shipments to notebook and standalone PC camera manufacturers continue to grow as services such as, AOL, Google, Skype and Yahoo are adding video capability to their conferencing software. The OV9660 also provides ultra-portable notebook manufacturers with the ability to upgrade to 1.3-megapixel cameras without the need for a costly system redesign by avoiding the size constraints which previously limited them to VGA resolution cameras.

As the markets for image sensors have grown, we have experienced increasing competition from manufacturers of CMOS and CCD image sensors. Our principal competitors in the market for CMOS image sensors include MagnaChip, Micron, Samsung, ST Microelectronics and Toshiba. We expect to see continued price competition in the image sensor market for camera cell phones and digital cameras as those markets continue to grow. Although we believe that we currently compete effectively in those markets, our competitive position could be impaired by companies that have greater financial, technical, marketing, manufacturing and distribution resources, broader product lines, better access to large customer bases, greater name recognition, longer operating histories and more established strategic and financial relationships than we do. Such companies may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their products. Many of these competitors own and operate their own fabrication facilities, which in certain circumstances may give them the ability to price their products more aggressively than we can or may allow them to respond more rapidly to changing market opportunities than we can.

As a result of the increase in competition and the growth of various consumer-product applications for image sensors, we have experienced a shortening in the life cycle of some image-sensor products. For example, although in the security and surveillance market we continue to sell image sensors introduced more than four years ago, in the camera cell phone market, product life cycles can be as short as six months. The shortening of product life cycles combined with our 12-14 week production cycle makes it increasingly difficult to accurately forecast customer demand for or to predict the ramp of our products. As a result, we face the risk of being unable to fulfill customer orders if we underestimate market demand and the risks of excess inventory and product obsolescence if we overestimate market demand for our products. As a result, it is possible that we could suffer from shortages for certain products and build inventories in excess of demand for other products. We carefully consider the risk that our inventories may be excess to expected future demand and record appropriate reserves. If, as sometimes happens, we are subsequently able to sell these reserved products, the sales have little or no associated cost and consequently they have a favorable impact on gross margins. The shortening of product life cycles also increases the importance of having short product development cycles and being accurate in the prediction of market trends in the design of new products. The reduction in product life cycles increases the importance of our continued investment in research and development, which we consider to be critical to our future success.

In common with many other semiconductor products and in response to competitive pressures, the average selling prices, or ASPs, of image sensor products have declined steadily since their introduction, and we expect ASPs to continue to decline in the future. Accordingly, in order to maintain our gross margins, we and our suppliers have to work continuously to lower our manufacturing costs and increase our production yields, and in order to maintain or grow our revenues, we have to increase the number of units we sell by a large enough amount to offset the effect of declining ASPs. In fiscal 2007, ASPs declined more rapidly than we were able to reduce our manufacturing costs, and our gross margins declined. In addition, if we are unable to timely introduce new products that can take advantage of smaller process geometries or new products that incorporate more advanced technology and include more advanced features that can be sold at higher average selling prices, our gross margin will decline.

Technology

In August 2004, we announced the introduction of our OmniPixel technology. In September 2005, we announced the introduction of our OmniPixel2 architecture. The OmniPixel2 architecture, which is based on a 2.2μ x 2.2μ pixel and uses a 0.13μ process geometry, is less than half the size of the OmniPixel architecture introduced in 2004, but with improved performance. With the OmniPixel2 architecture, we significantly improved sensor performance in three key areas: the improved fill-factor and zero-gap micro-lens structure increased the sensor's capacity to capture light; the sensor's improved quantum efficiency improved its dynamic range, that is its capacity to capture widely differing light levels in a single image; and the capacity to rapidly adjust to changes in light levels.

In February 2007, we introduced our first TrueFocus™ camera with Wavefront Coding™ technology for the mobile handset market. Our patented Wavefront Coding technology is a method of optically encoding light using a special lens to form an intermediate image on the sensor, and decoding this intermediate image with digital processing to create a picture that is in focus across virtually the entire image. TrueFocus offers true 'point-and-shoot' capability where the entire image is always in focus and always available for instant one-click capture in real time, with no waiting for the lens to focus. TrueFocus is designed to provide our customers with a product that effectively targets the mobile handset market by being small, durable, easy to manufacture and cost-competitive.

In May 2007, we announced the introduction of the latest generation of our OmniPixel architecture, our OmniPixel3™ architecture. The OmniPixel3 architecture is based on a new 1.75μ x 1.75μ pixel and uses a 0.11μ process geometry which further reduces the size of a given sensor array without any reduction in image quality.

Given the rapidly changing nature of our technology, there can be no assurance that we will not encounter delays or other unexpected production or performance issues with future products. During the early stages of production, production yields and gross margins for products based on new technology are typically lower than those of established products.

Product Design

Mixed Analog/Digital Circuit and CMOS Image Sensor Design

We have the in-house expertise to design complex analog and digital semiconductor circuits. This in-house expertise enables us to process video data in both analog and digital domains, which has allowed us to optimize each aspect of analog and digital chip design. Analog processing works directly with the original image signals without the loss of data that typically occurs in conversion to digital processing. Analog circuits require considerably less space, which means we can design smaller chips that have more functions but that still produce far less noise than is typically generated by the heat and cross talk found in digital circuits. Analog processing is the key for integrating all of the functions on a single chip, thereby taking advantage of the benefits of CMOS technology. We have also developed in-house expertise in the mixing of analog and digital signals in the same semiconductor design without suffering the common problems of interference from noise caused by heat or crosstalk. Our in-house semiconductor design engineers are skilled in the design of high speed, low power, mixed analog/digital image sensors with advanced pixel cell structures. We use advanced design techniques to develop high-speed, highly integrated semiconductors which can be fabricated using standard CMOS processes. The result has been a combination of improved image quality coupled with a reduction in unwanted electrical noise.

Advanced Image Processing

With our acquisition of CDM Optics, Inc., or CDM, and its patented Wavefront Coding technology, we significantly expanded our proprietary technology. Wavefront Coding technology combines optics and electronics to significantly increase the depth of field of an image without changing the aperture of or reducing the amount of light reaching the lens and can eliminate the need for a mechanical auto-focus system. Wavefront Coding technology changes the phase of light as it traverses a specialized element in the lens and deliberately blurs all points in any image to an identical degree. Powerful algorithms then remove the system-dependent image blur to produce a sharp and clear image from the intermediate coded image.

Products

Our main products, image-sensing devices we refer to by the name CameraChip image sensors, are used to capture images electronically and are used in a number of consumer and commercial mass-market applications. Our products have a variety of features, including:

Product Features

CMOS CameraChip image sensors	Color or black and white
Resolutions	CIF (352 x 288 pixels) to 5.17 megapixel (2560 x 2048 pixels)
Output signal	Analog for television, digital for computers and other digital devices
Operating voltage	5 volt, 3 volt, 2.7 volt or 1.8 volt
Optical lens/array size	1/18, 1/10, 1/9, 1/7, 1/6, 1/5, 1/4, 1/3 or 1/2 inch formats
Interface chips	For connecting to computers and other devices
Software drivers:	
• Standard operating systems	Linux®, Mac OS®, Windows®
• Embedded systems	Palm OS®, Symbian OS™, Windows CE™, Windows Embedded™ and Windows Mobile®

We provide companion chips used to connect our CameraChip image sensors to various interfaces, including the universal serial bus, or USB, a connection which allows add-on devices to be connected to personal computers and other industry standard interfaces. In addition, we provide companion chips that perform compression in standardized still photo and digital video formats.

We also design and develop standard software drivers for Microsoft Windows, Linux and Mac OS, as well as for embedded operating systems such as Windows Embedded, Windows CE, Windows Mobile, Symbian and Palm OS. These software drivers accept the image data being received from the USB, provide data decompression, if required, and manage interface protocols with the camera. We have designed these drivers for speed and flexibility and allow easy customization of the user interface. We do not record any revenue from this software, which we provide to our customers as an element of customer support.

New Products

In October 2005, we announced the OV2640 sensor, our first product on the OmniPixel2 architecture and the world's first 2.0-megapixel sensor on a ¼ inch form factor. In addition to the features of the OmniPixel2 architecture, the OV2640 sensor also incorporates an advanced image signal processor called the OmniQSP™ system which provides high-grade picture processing and features traditionally found only in digital still cameras. In July 2006, we announced that the OV2640 sensor was in volume production.

In October 2005, we also announced the OV7950, an enhanced sensor designed specifically for the automotive market. The OV7950 offers several improvements including a dual dynamic overlay function allowing for both a dynamic and a static visual aid layer (text or graphics) within the image. This is especially useful for reference frames and guiding systems in backup and parking assist cameras for cars and trucks.

In April 2006, we announced our second-generation, 5.17-megapixel camera chip. The OV5620 offers a small form-factor, 5.17-megapixel CMOS camera that we believe surpasses CCD sensors in performance. Furthermore, we believe the OV5620's advanced high-definition, or HD, video modes with vivid colors make this CameraChip image sensor especially attractive for next generation DSCs, and hybrid cameras, which take both still and video pictures.

In September 2006, we introduced the OV7720, a high sensitivity digital VGA CameraChip sensor designed specifically for security and surveillance applications. Unlike the sensors used in conventional analog security cameras, the new sensor produces high quality digital output and eliminates the need for A/D converters while simplifying post processing. The OV7720 is one of the first high performance sensors capable of running at 60 frames per second and delivers, we believe, exceptional low-light sensitivity and performance without sacrificing the speed required for advanced security applications. In September 2006, we also unveiled the new OV7949 advanced CMOS CameraChip sensor designed specifically for commercial CCTV/video monitoring security systems. The highly integrated, single-chip OV7949 video camera chip sensor is based on our proprietary OmniPixel architecture. The OV7949 combines a high level of functionality with a brand new design that we specifically engineered to operate extremely well in low-light conditions, a feature especially critical to indoor and night security monitoring systems.

In October 2006, we announced the availability of our new all digital OV7710 CameraChip advanced CMOS image sensor developed specifically for automotive applications. The OV7710 is a highly integrated CMOS video camera that combines a high level of functionality with all digital output. Digital output is a key requirement for automotive machine-vision applications such as airbag deployment, lane departure warning, collision avoidance/pedestrian detection, windshield wiper control, and drowsiness detection. The OV7710 features a dual dynamic overlay function, which permits text or graphics within the image.

In February 2007, in addition to the first TrueFocus camera described earlier, we announced the details of two other new products. The first was a 5.17-megapixel auto-focus camera module for mobile handsets based around the OV5623 CameraChip sensor. The new module provides the basis for high resolution cameras to enter the mainstream mobile handset market. Our introduction of the 5.17-megapixel camera module with auto-focus capability, a function previously associated only with DSCs and expensive camera phones, brings high image quality and camera performance closer to the mainstream camera phone market. We expect that our new 5.17-megapixel camera module will enable our handset customers to continue to move up the 'megapixel curve' in order to provide DSC-quality imaging on mass market camera phones.

The second new product was the OV7680, a new 1/10 inch VGA CameraChip sensor designed for entry-level camera phones, for secondary cameras in 3G handsets, and for integrated notebook PC cameras. The new sensor incorporates a unique non-linear lens shift technology, which permits a reduction in the height of the camera module to just 3.17mm.

In March 2007, we introduced the OV10620, our first color High Dynamic Range, or HDR, CMOS image sensor for mass market applications. The new OV10620 has the capacity to capture widely differing light levels in a single image and to rapidly adjust to changes in light levels, much like the human eye under quickly changing light conditions. The OV10620 rapidly switches to HDR mode to handle extreme variations of bright and dark conditions and automatically switches back to non-HDR mode when condition return to normal. The new single-chip sensor also has a spectral light sensitivity of up to 1,000 nm, which is near infrared sensitivity.

In June 2007, we introduced the OV3640, the first fully integrated 3.2-megapixel CameraChip sensor in a ¼-inch format. Based on the new 1.75-micron OmniPixel3™ architecture, the OV3640 is small enough to fit the standard 8 x 8 mm sockets used in 2.0-megapixel camera phones, making it an ideal drop-in upgrade for existing handset designs. The highly integrated OV3640 features a high-speed two-lane mobile industry processor interface, or MIPI, to enable the fast transfer of large blocks of data, which is critical to making effective use of increased camera resolutions. In addition, the new sensor incorporates advanced image signal processing and onboard JPEG compression to allow existing baseband processors without MIPI to support a camera upgrade to 3.2 megapixels at 15 frames per second in full resolution. In addition to MIPI, the OV3640 also incorporates advanced image stabilization functionality similar to that used in DSC and camcorder products.

Strategic Investments and Acquisitions

Joint Venture with TSMC

In October 2003, we entered into a Shareholders' Agreement, or the VisEra Agreement, with TSMC pursuant to which we agreed with TSMC to form VisEra Technologies Company, Ltd., or VisEra, a joint venture in Taiwan. VisEra's mission is to provide back-end manufacturing services. In connection with the formation of VisEra, both TSMC and we entered into separate nonexclusive license agreements with VisEra pursuant to which each party licenses certain intellectual property to VisEra relating to manufacturing services. The VisEra Agreement also provided that once VisEra had acquired the capability to deliver high quality manufacturing services, we would be committed to direct a substantial portion of our requirements in these areas to VisEra, subject to pricing and technology requirements. Both TSMC and we have also committed not to compete directly or indirectly with VisEra in the provision of certain manufacturing services. Historically, we have relied upon TSMC to provide us with a substantial proportion of our wafers. As a part of the VisEra Agreement, TSMC agreed to commit substantial wafer manufacturing capacity to us in exchange for our commitment to purchase a substantial portion of our wafers from TSMC, subject to pricing and technology requirements.

In August 2005, we entered into an Amended and Restated Shareholders' Agreement with TSMC, or the Amended VisEra Agreement, under which the parties reaffirmed their respective commitments to VisEra, expanded the scope of and made minor modifications to the VisEra Agreement. Under the Amended VisEra Agreement, the parties agreed to raise the total capital committed to the joint venture from $50.0 million to $68.0 million. The $18.0 million increase was designated principally for the acquisition from unrelated existing shareholders of approximately 29.6% of the issued share capital of XinTec, of which we directly owned approximately 7.8% at that time. In fiscal 2006, VisEra invested an additional $0.5 million and we invested an additional $130,000 in XinTec as our portion of an additional capital injection to enable XinTec to expand its production capacity. As a result of the increase in our beneficial interest in XinTec due to VisEra's investment in XinTec during fiscal 2006, we accounted for our investment in XinTec under the equity method. In January 2007, TSMC through the purchase of approximately 90.5 million previously unissued shares, acquired a controlling interest in XinTec. As a result of TSMC's investment, our ownership percentage in XinTec declined from 7.8% to 4.4% and VisEra's ownership percentage declined from 29.6% to 16.9%. Due to the reduction in our ownership percentage in XinTec and the deconsolidation of VisEra described below, effective January 1, 2007, we began to account for our interest in XinTec under the cost method.

As a result of the additional investment that TSMC and we made in VisEra under the Amended VisEra Agreement, TSMC's and our interest each increased from 25% to 43%, and consequently we re-evaluated our accounting for VisEra in accordance with Financial Accounting Standards Board, or FASB, Interpretation No. 46 (revised December 2003), or FIN 46(R), *"Consolidation of Variable Interest Entities."* We concluded that, as a result of our step acquisition of VisEra and because substantially all of the activities of VisEra either involve or are conducted on our behalf, VisEra was a variable interest entity. Since we were the source of virtually all of VisEra's revenues, we had a decisive influence over VisEra's profitability. Accordingly, we considered ourselves to be the primary beneficiary of the joint venture, and in the quarter which ended in October 2005, we began to include VisEra's financial results in our consolidated financial statements. In the quarter ended January 2006, we increased our interest in VisEra from 43% to 46% through purchases of unissued shares. In January 2006, pursuant to the Amended VisEra Agreement, VisEra purchased from TSMC the equipment used for applying color filers and micro-lenses to wafers, and VisEra is now providing the related processing services that we previously purchased from TSMC. In November 2006, we invested $6.1 million in VisEra as our portion of an additional cash or asset contribution to be made by TSMC and us under the then current Amended VisEra Agreement.

Effective January 1, 2007, by mutual agreement, we assumed responsibility for the logistics management services previously provided to us by VisEra. As a consequence, we concluded that we had lost our status as the primary beneficiary of the joint venture and VisEra had ceased to be a variable interest entity ("VIE") as defined under FIN 46(R). As a result, we deconsolidated VisEra as of the date of the change. As a consequence of the deconsolidation, effective January 1, 2007, we account for our investment in VisEra under the equity method. The deconsolidation of VisEra did not have a material effect on our reported revenue or reported net income for fiscal 2007. See Note 5 – *"Long-term Investments"* to our consolidated financial statements.

In January 2007, we and TSMC also signed an amendment to the Amended VisEra Agreement to provide for an increase in VisEra's manufacturing capacity. Under the amendment, we and TSMC each made an additional $27.0 million investment in VisEra in April 2007. This investment is part of an ongoing capacity expansion program at VisEra. All other material terms of the Amended VisEra Agreement remain in effect.

Joint Venture with PSC

In May 2004, we entered into an agreement with PSC, to establish SOI as a joint venture. The purpose of SOI is to conduct manufacturing, marketing and selling of certain of our legacy products. In connection with the establishment of SOI, we have agreed to enter into manufacturing and other agreements as appropriate with PSC. In March 2005, we assumed control of the board of directors of SOI and we have consolidated SOI since April 30, 2005. In July 2006, SOI declared a cash dividend of $482,000, of which we received $237,000 when the cash dividend was paid in August 2006. SOI also issued shares to its employees in July 2006, with an estimated fair value of $459,000 which caused our ownership percentage to decline from 49.0% to 46.6%. In April 2007, SOI became listed on the TGSM. The TGSM is the approximate equivalent in Taiwan of the Over-The-Counter market in the United States. In conjunction with the TGSM listing, various employees of SOI exercised their options and increased the number of shares outstanding, which caused our ownership percentage to decline to 45.4% as of April 30, 2007. See Note 18 – *"Related Party Transactions"* to our consolidated financial statements.

Acquisition of CDM

In April 2005, we completed the acquisition of CDM. CDM is located in Boulder, Colorado. CDM is the exclusive licensee from an affiliate of the University of Colorado of a patented technology, known as Wavefront Coding technology that increases the performance of an imaging system by substantially increasing the depth of field and/or correcting optical aberrations within the image. We expect that it will significantly reduce the size and complexity of the auto-focus function on future camera modules utilizing OmniVision sensors. Because the image is always in focus, Wavefront Coding technology also eliminates the time-delay inherent in conventional auto or manually focused camera systems. The closing consideration for the acquisition consisted of $10.0 million in cash and approximately 515,000 shares of our common stock. Approximately 147,000 of these shares were retained as security for certain indemnities given by the sellers.

In the quarter ended October 31, 2006, we increased "Goodwill" related to our acquisition of CDM by $2.6 million. The increase was partially related to a put option that expired during the quarter with respect to the 147,000 CDM escrow shares. The escrow shares were puttable back to us at a premium and 145,000 shares were put to us for cash totaling $2.8 million. Additionally, the value of the initial shares that were issued in April 2005 as part of the CDM acquisition were also increased due to a put option that expired unexercised subsequent to the original issuance of the shares. Both amounts should have been recorded as part of the initial acquisition of CDM. We are also obligated to pay an additional $10.0 million in cash upon the sale, prior to the end of April 2009, of a pre-determined number of revenue-producing products incorporating CDM's technology.

Industry Background

Image Sensor Technologies

Digital imaging enables the capture of still or moving images without the use of photographic, or chemical-based films. The two most common electronic image sensors, both developed in the late 1960s, are CCD and CMOS image sensors. Both sensors are silicon-based semiconductor devices that convert light to an electric charge for display or storage.

CMOS image sensors are typically less expensive to produce and consume significantly less power than CCDs, but the quality of early CMOS image sensors lagged behind that of CCDs. Owing to their historically superior image quality, CCDs became a standard for digital imaging and have been used in a wide variety of applications ranging from video camcorders to numerous industrial and scientific applications. Until a few years ago, CMOS image sensors were primarily used for relatively lower-cost applications, such as PC video cameras, for which high image quality was not a priority.

In recent years, advances in semiconductor manufacturing processes and design techniques have led to improvements in CMOS image sensor performance and image quality, resulting in smaller circuits and better current control, making it possible to design CMOS image sensors that provide image quality comparable to that of CCDs of comparable resolution. As a result, CMOS image sensors have become a compelling alternative to CCDs for a wide range of uses, particularly in consumer photography and new camera market segments, such as camera-equipped cell phones, security and surveillance systems, toys and interactive video game consoles, laptop computers, and automotive applications, where high image quality, low power consumption, small size and low cost are important considerations.

CMOS Sensors versus CCD Sensors

One of the critical differences between CCD and CMOS image sensors is the way in which each processes an electrical charge, or a signal. Cameras employing CCDs require an additional integrated circuit called an analog-to-digital converter, or ADC, to convert a signal from analog to digital format. In contrast, image sensors based on the CMOS manufacturing process are able to integrate a number of functions on one device, enabling all of the conversion circuitry to be incorporated in a single sensor chip. This high level of integration reduces the overall number of components and system complexity, and reduces the space required for them.

Market Opportunity

Demand for CMOS image sensors for use in camera cell phones continued to account for a substantial portion of our revenue in fiscal 2007. Other applications and markets that we are currently serving or that are developing include embedded applications for personal computers, security and surveillance, toys and interactive video game consoles, and automotive and medical applications. As device manufacturers become increasingly aware of the numerous advantages associated with single chip CMOS image sensor solutions, such as high image quality, accelerated time to market, efficient design and manufacturability, smaller size, lower power consumption and reduced cost, we believe these markets offer significant additional opportunities for mass-market applications for CMOS image sensors.

Customers

We sell directly to OEMs and VARs and indirectly through distributors. OEMs include branded camera device manufacturers and contract manufacturers. During fiscal 2007, we shipped approximately 250 million CameraChip image sensors, as compared to approximately 150 million CameraChip image sensors in fiscal 2006.

In fiscal 2007, we derived approximately 60% of our revenues from OEMs and VARs and approximately 40% of our revenues through distributors. The one OEM customer that accounted for 10% or more of our revenues in fiscal 2007 was the Foxconn Technology Group, or Foxconn, which accounted for approximately 14.0% of our revenues. The two distributors that accounted for 10% or more of our revenues in fiscal 2007 were World Peace Industrial Group, or World Peace, and SiDa Electronics (Hong Kong) Co., Limited, or SiDa Electronics, which accounted for approximately 15.1% and 12.9% of our revenues, respectively. No other OEM, VAR or distributor accounted for 10% or more of our fiscal 2007 revenues.

Sales and Marketing

We sell our products through a direct sales force and indirectly through distributors. As of April 30, 2007, our sales and marketing organization had a total of 168 full-time employees. We also have ten independent distributors, eight of which are located outside the United States. Sales outside of the United States represented approximately 99% of our revenues in fiscal 2005, fiscal 2006 and fiscal 2007. We expect that sales outside of the United States will continue to account for a very large proportion of our revenues and in certain markets, it is more cost-effective for us to sell to certain customers through distributors who often have more sales coverage than we do and assume responsibility for logistics, collections, product returns and customer support. In addition to our standard product marketing, we also participate in tradeshows and other industry events to promote our CameraChip solutions.

Research and Development

We have designed the internal structure of our CMOS CameraChip image sensors in a modular fashion. The major functions, such as image capture, image sensor control logic, color processing, analog output, digital output and programming control, are stand-alone circuits that we can rapidly modify for use in new product developments. We design circuit improvements so that we can transfer them readily to other CameraChip products to help reduce total development time and cost for new products. As of April 30, 2007, we had a total of 340 full-time employees in research and development. Research, development and related expenses for fiscal 2005, 2006 and 2007 were approximately, $25.5 million $40.6 million and $67.6 million, respectively.

Intellectual Property

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patents, copyrights, trademarks and trade secrets, as well as nondisclosure agreements and other methods, to protect various aspects of our CameraChip image sensors. As of April 30, 2007, we have been issued 74 United States patents which expire between October 2015 and August 2025. We have also received 79 foreign patents which expire between October 2015 and December 2025. As of April 30, 2007, we have 75 additional United States patent applications pending, of which two have been allowed, and we have filed 239 foreign patent applications, of which 17 have been allowed.

From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business. It is possible that companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringed technology, pay substantial damages under applicable law, including treble damages if we are held to have willfully infringed, cease the manufacture, use and sale of infringing products or expend significant resources to develop non-infringing technology, even if we ultimately prevail. Litigation frequently involves substantial expenditures and can require significant management attention.

Manufacturing

Wafer Fabrication

Our semiconductor products are fabricated using standard CMOS processes, which permit us to engage independent wafer foundries to manufacture our semiconductors. We outsource our wafer manufacturing for CameraChip image sensors to TSMC and PSC. Our CameraChip image sensors are currently fabricated using a standard process at 0.11μ, 0.13μ, 0.18μ, 0.25μ, 0.50μ and 0.60μ. In addition, TSMC and Semiconductor Manufacturing International Corporation, or SMIC, fabricate our companion DSP and interface chips.

Color Filter Application

A majority of our fiscal 2007 CameraChip image sensor sales were color CameraChip image sensors, which, in addition to a micro-lens, require a color filter to be applied to the wafer before packaging. The color filter application uses a series of masks to place red, green and blue dyes on the individual pixels in an industry-standard Bayer pattern. In the final step, a micro lens is applied to each pixel. We outsource these manufacturing steps to VisEra.

Wafer Probe Testing

Wafers that are designated for chip-on-board, or COB, packaging are tested using a process called wafer probe testing. We outsource wafer probe testing to King Yuan Electronics Co., Ltd., or KYEC, Winstek Semiconductor Corp., or Winstek, and VisEra.

Packaging

In the case of chip-scale packaged or CSP products, after wafer fabrication, color filter application if required, and micro-lens application, the wafers are packaged and then diced into chips. With the exception of CSP products, the wafers are diced first and then packaged. Our products are designed to use standard packaging that is widely used for optical sensor chips. These packages have a glass lid to allow light to pass through to the image sensor array. For our higher-priced product lines, we rely on Advanced Semiconductor Engineering, or ASE, Chipbond Technology Corporation and ImPac Technology Co., Ltd., or ImPac, an investee company, for substantially all of our ceramic chip packaging. We rely on ImPac for our plastic chip packaging and on XinTec, another investee company, for the large majority of our CSP products, which are generally designed for the smallest form factor applications.

Final Testing

High volume final product testing is a critical element of the production of CameraChip image sensors and is a substantial barrier to entry for potential competitors. Production final testing instruments designed for conventional CMOS devices are not sufficient for testing image sensors, because an optical image must be captured and checked in addition to checking the standard logic and electrical functions.

We are currently in the process of installing new high-throughput automated final test equipment built to our specifications at our testing facility in Shanghai, China. The new testers have automated handling capability, a lighting and lens system, a changeable image source and automated output sorting by functionality. The system is programmable so that testing criteria and methodology can be changed easily to accommodate new products or special testing requirements.

Product Quality Assurance

We focus on product quality through all stages of the design and manufacturing process. We submit all our designs to in-depth circuit simulation before we commit them to silicon. Before we commit a new product to production, we fabricate test wafers, package test chips and test the final product. We keep initial production runs to a minimum until sufficient products have completed the entire manufacturing and testing process and are delivered to and approved by customers. We commit to full production runs after final customer approval.

We qualify each of our subcontractors through a series of industry standard environmental product stress tests, as well as through an audit and an analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical parametric data from our foundries and other subcontractors.

Competition

We operate in an industry characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our competition both comes from CMOS and CCD image sensor manufacturers:

- CMOS Image Sensor Manufacturers. Image sensor manufacturers using CMOS technology include a number of well established companies such as Kodak, MagnaChip, Micron, Matsushita, Samsung, Sony, STMicroelectronics and Toshiba. In addition, we compete with a large number of smaller CMOS manufacturers including Foveon, PixArt, Pixelplus and Pixim.

- CCD Image Sensor Manufacturers. Image sensor manufacturers using CCD technology include a number of well-established companies, particularly vertically integrated camcorder and high-resolution digital still camera manufacturers. Our main competition from CCD manufacturers comes from Fuji, Kodak, Matsushita, NEC, Sanyo, Sharp, Sony, Texas Instruments and Toshiba.

Our competitors include many large domestic and international companies that have greater presence in key markets, greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing, manufacturing, distribution and other resources, better access to large customer bases, greater name recognition, longer operating histories and more established strategic and financial relationships than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their products.

We believe that the principal factors affecting our competition in our markets include relationships with key OEMs that incorporate image sensors into mass-market applications, relationships with key distributors, relationships with semiconductor foundries and other participants in the semiconductor manufacturing chain, time to market, quality, total system design cost, product performance, customer support and supplier reputation. We believe that we compete effectively with respect to these factors.

Backlog

Sales are generally made pursuant to standard purchase orders. Our backlog includes only accepted customer orders with assigned shipment dates within the upcoming 12 months. As of April 30, 2006 and 2007, our backlog was approximately $134.5 million and $149.6 million, respectively. The increase in our backlog reflects the fact that with product in relatively short supply as compared to a year ago, customers need to place purchase orders farther in advance of shipments than they did in the prior period. Our current backlog is subject to changes in delivery schedules, and may not necessarily be an indication of future revenue.

Employees

As of April 30, 2007 we had a total of 2,064 full-time employees, 336 located in the U.S. and 1,728 located in China, Finland, Germany, Hong Kong, Japan, Singapore, South Korea, Taiwan and the United Kingdom, with approximately 1,600 of these employees located in China. Most of the increase from the prior year occurred in China and Taiwan to staff our expanded test, logistics and research activities. Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel. None of our employees is represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe that our employee relations are good.

Financial Information About Geographic Areas

For information about revenue and long-lived assets by geographic region/country, see Note 16 — "*Segment and Geographic Information*" in Part II, Item 8 of this Form 10-K and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in Part II, Item 7 of this Form 10-K.

Executive Officers and Directors of the Registrant

The following persons are our executive officers as of the date of this report:

Name	Age	Position
Shaw Hong	69	Chief Executive Officer, President and Director
Xinping He	44	Chief Operating Officer and Director
Peter V. Leigh	62	Chief Financial Officer
Y. Vicky Chou	44	Vice President of Legal and General Counsel
Dr. John T. Yue	60	Vice President of Quality and Reliability
Anson Chan	38	Vice President of Finance

Shaw Hong, one of our cofounders, has served as one of our directors and as our Chief Executive Officer and President since May 1995. Mr. Hong holds a B.S. degree in electrical engineering from Jiao Tong University in China and an M.S. degree in electrical engineering from Oregon State University.

Xinping He has served as our Chief Operating Officer since August 2006. From February 2003 to August 2006, Mr. He served as our Senior Vice President of Engineering. Mr. He joined our company in June 1995 and served as a senior design engineer until his promotion to design manager in July 1998. From August 2001 until February 2003, Mr. He served as our Vice President of Core Technology. In November 2006, our board of directors appointed Mr. He as a member of the board of directors as a Class II director. Mr. He holds a B.S. degree and an M.S. degree in electrical engineering from Tsinghua University in Beijing.

Peter V. Leigh has served as our Chief Financial Officer since September 2004. From September 2004 to February 2007, Mr. Leigh also served as our Vice President of Finance. From December 2002 to September 2004, Mr. Leigh was self-employed as a consultant to a technology company. From November 1995 to December 2002, Mr. Leigh served as Chief Financial Officer of Metron Technology, Inc., a global provider of materials and services to the semiconductor industry. From 1992 to 1995, Mr. Leigh was Chief Financial Officer of Liposome Technology, a bio-pharmaceutical company. From 1982 to 1992, Mr. Leigh served as Corporate Controller of Bio-Rad Laboratories, a multi-national manufacturer of research chemistry products, clinical diagnostics and analytical instruments. Mr. Leigh holds an M.B.A. degree from the Harvard Business School and a B.A. degree in economics from Oxford University.

Y. Vicky Chou has served as our Vice President of Legal and General Counsel since June 2003. From February 2003 to June 2003, Ms. Chou served as our Corporate Counsel. From August 1999 to January 2003, Ms. Chou was an attorney at Heller Ehrman White & McAuliffe LLP. From June 1997 to July 1999, Ms. Chou was an attorney/corporate specialist at Coudert Brothers LLP. Ms. Chou received a B.S. degree in anthropology from Temple University, an M.B.A. degree from St. Joseph's University and a J.D. degree from Santa Clara University.

Dr. John T. Yue has served as our Vice President of Quality and Reliability since February 2005. From September 1999 to February 2005, Dr. Yue was employed by Taiwan Semiconductor Manufacturing Company (TSMC) where he served as Vice President of Quality and Reliability from September 1999 to June 2002 and as Vice President of Technology with the company's North America operations from July 2002 to February 2005. Prior to joining TSMC, Dr. Yue was employed for 17 years by Advanced Micro Devices (AMD) where he held various positions, including Director of Reliability and Quality in the Corporate Quality Division and was an AMD fellow. Prior to AMD, Dr. Yue held management positions at National Semiconductor and Texas Instruments. He holds a Ph.D. and an M.S. degree in physics from Stanford University, a B.S. degree in physics from the Massachusetts Institute of Technology, and an M.B.A. degree from Southern Methodist University.

Anson Chan has served as our Vice President of Finance since February 2007. From July 2006 to February 2007, Mr. Chan served as our Vice President of Business Strategy. From September 1997 to July 2006, Mr. Chan served in various positions with PricewaterhouseCoopers, LLP, an independent public accounting firm, most recently as a Senior Manager. Mr. Chan holds a B.S. degree in economics and a B.S. degree in engineering from the University of Pennsylvania and an M.B.A. degree in business strategy and operations management from the University of Chicago.

ITEM 1A. RISK FACTORS

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements. These forward-looking statements are subject to substantial risks and uncertainties that could cause our future business, financial condition or results of operations to differ materially from our historical results or currently anticipated results, including those set forth below.

Risks Related to Our Business

We face intense competition in our markets from more established CMOS and CCD image sensor manufacturers, and if we are unable to compete successfully we may not be able to maintain or grow our business.

The image sensor market is intensely competitive, and we expect competition in this industry to continue to increase. This competition has resulted in rapid technological change, evolving standards, reductions in product selling prices and rapid product obsolescence. If we are unable to successfully meet these competitive challenges, we may be unable to maintain and grow our business. Any inability on our part to compete successfully would also adversely affect our results of operations and impair our financial condition.

Our image-sensor products face competition from other companies that sell CMOS image sensors and from companies that sell CCD image sensors. Many of our competitors have longer operating histories, greater presence in key markets, greater name recognition, larger customer bases, more established strategic and financial relationships and significantly greater financial, sales and marketing, distribution, technical and other resources than we do. Many of them also have their own manufacturing facilities which may give them a competitive advantage. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their products. Our competitors include established CMOS image sensor manufacturers such as Kodak, MagnaChip, Micron, Matsushita, Samsung, Sony, STMicroelectronics and Toshiba as well as CCD image sensor manufacturers such as Fuji, Kodak, Matsushita, NEC, Sanyo, Sharp, Sony, Texas Instruments and Toshiba. Many of these competitors own and operate their own fabrication facilities, which in certain circumstances may give them the ability to price their products more aggressively than we can or may allow them to respond more rapidly than we can to changing market opportunities. In addition, we compete with a large number of smaller CMOS manufacturers including Foveon, PixArt and Pixelplus and Pixim. Competition with these and other companies has required, and in the future may require, us to reduce our prices. For instance, we have seen increased competition in the markets for VGA image sensor products with resulting pressures on product pricing. Downward pressure on pricing could result both in decreased revenues and lower gross margins, which would adversely affect our profitability.

Our competitors may acquire or enter into strategic or commercial agreements or arrangements with foundries or providers of color filter processing, assembly or packaging services. These strategic arrangements between our competitors and third party service providers could involve preferential or exclusive arrangements for our competitors. Such strategic alliances could impair our ability to secure sufficient capacity from foundries and service providers to meet our demand for wafer manufacturing, color filter processing, assembly or packaging services, adversely affecting our ability to meet customer demand for our products. In addition, competitors may enter into exclusive relationships with distributors, which could reduce available distribution channels for our products and impair our ability to sell our products and grow our business. Further, some of our customers could also become developers of image sensors, and this could potentially adversely affect our results of operations, business and prospects.

Declines in our average selling prices may result in declines in our revenues and may further reduce our gross margins.

We have experienced and expect to continue to experience pressure to reduce the selling prices of our products, and our average selling prices have declined as a result. Competition in our product markets is intense and as this competition continues to intensify, we anticipate that these pricing pressures will increase. We expect that the average selling prices for many of our products will continue to decline over time. Unless we can increase unit sales sufficiently to offset these declines in our average selling prices, our revenues will decline. Our low average selling prices have adversely affected our gross margins, and unless we can reduce manufacturing costs to compensate, additional reductions in our average selling prices will continue to adversely affect our gross margins and could materially and adversely affect our operating results and impair our financial condition. We have increased and intend to continue to increase our research, development and related expenses to continue the development of new image sensor products in fiscal years 2008 and 2009 that can be sold at higher selling prices and/or manufactured at lower cost. However, if we are unable to timely introduce new products that incorporate more advanced technology and include more advanced features that can be sold at higher average selling prices, or if we are unable to successfully develop more cost-effective technologies, our financial results could be adversely affected.

Sales of our image-sensor products for camera cell phones account for a large portion of our revenues, and any decline in sales to the camera cell phone market or failure of this market to continue to grow as expected could adversely affect our results of operations.

Sales to the camera cell phone market account for a large portion of our revenues. Although we can only estimate the percentages of our products that are used in the camera cell phone market due to the significant number of our image-sensor products that are sold to module makers or through distributors and VARs, we believe that the camera cell phone market accounted for approximately 70% and 80% of our revenues in fiscal 2006 and fiscal 2007, respectively. We expect that revenues from sales of our image-sensor products to the camera cell phone market will continue to account for a significant portion of our revenues during fiscal 2008 and beyond. Any factors adversely affecting the demand for our image sensors in this market could cause our business to suffer and adversely affect our operating results. The digital image sensor market for camera cell phones is extremely competitive, and we expect to face increased competition in this market in the future. In addition, we believe the market for camera cell phones is also relatively concentrated and the top five producers account for more than 80% of the annual sales of these products. If we do not continue to achieve design wins with key camera cell phone manufacturers, our market share or revenues could decrease. The camera cell phone image sensor market is also subject to rapid technological change. In order to compete successfully in this market, we will have to correctly forecast customer demand for technological improvements and be able to deliver such products on a timely basis at competitive prices. If we fail to do this, our results of operations, business and prospects would be materially and adversely affected. In the past, we have experienced problems accurately forecasting customer demand in other markets. If our sales to the camera cell phone market do not increase and/or the camera cell phone market does not grow as expected, our results of operations, business and prospects would be materially adversely affected.

Our future success depends on the timely development, introduction, marketing and selling of new CMOS image sensors, which we might not be able to achieve.

Our failure to successfully develop new products that achieve market acceptance in a timely fashion would adversely affect our ability to grow our business and our operating results. The development, introduction and market acceptance of new products is critical to our ability to sustain and grow our business. Any failure to successfully develop, introduce, market and sell new products could materially adversely affect our business and operating results. The development of new products is highly complex, and we have in the past experienced delays in completing the development and introduction of new products. From time to time, we have also encountered unexpected manufacturing problems as we increase the production of new products. For example, in the fourth quarter of fiscal 2005, and again in the first quarter of fiscal 2006, the back-end yields on two of our advanced products were significantly below where we planned, and our gross margins were adversely impacted. As our products integrate new and more advanced functions, they become more complex and increasingly difficult to design and debug. Successful product development and introduction depends on a number of factors, including:

- accurate prediction of market requirements and evolving standards, including pixel resolution, output interface standards, power requirements, optical lens size, input standards and operating systems for personal computers and other platforms;

- development of advanced technologies and capabilities;

- definition, timely completion and introduction of new CMOS image sensors that satisfy customer requirements;
- development of products that maintain a technological advantage over the products of our competitors, including our advantages with respect to the functionality and pixel capability of our image-sensor products and our proprietary testing processes; and
- market acceptance of the new products.

Accomplishing all of these steps is difficult, time consuming and expensive. We may be unable to develop new products or product enhancements in time to capture market opportunities or achieve significant or sustainable acceptance in new and existing markets. In addition, our products could become obsolete sooner than anticipated because of a rapid change in one or more of the technologies related to our products or the reduced life cycles of consumer products.

Design wins are a key determinant of future revenues, and failure to obtain design wins has in the past, and could in the future, adversely affect our revenues and impair our ability to grow our business.

Our past success has been, and our future success is, dependent upon manufacturers designing our image-sensor products into their products. To achieve design wins, which are decisions by manufacturers to design our products into their systems, we must define and deliver cost effective and innovative image-sensor solutions on a timely basis that satisfy the manufacturers' requirements. Our ability to achieve design wins is subject to numerous risks including competitive pressures as well as technological risks. If we do not achieve a design win with a prospective customer, it may be difficult to sell our image-sensor products to such prospective customer in the future because once a manufacturer has designed a supplier's products into its systems, the manufacturer may be reluctant to change its source of components due to the significant costs, time, effort and risk associated with qualifying a new supplier. Accordingly, if we fail to achieve design wins with key device manufacturers that embed image sensors in their products, our market share or revenues could decrease. Furthermore, to the extent that our competitors secure design wins, our ability to expand our business in the future will be impaired.

We depend on a limited number of third party wafer foundries, which reduces our ability to control our manufacturing process.

Unlike some of our larger competitors, we do not own or operate a semiconductor fabrication facility. Instead, we rely on TSMC, PSC and other subcontract foundries to produce all of our wafers. Historically, we have relied on TSMC to provide us with a substantial majority of our wafers. As a part of our joint venture agreement with TSMC, TSMC has agreed to commit substantial wafer manufacturing capacity to us in exchange for our commitment to purchase a substantial portion of our wafers from TSMC, subject to pricing and technology requirements.

In addition, we recently entered into a foundry manufacturing agreement with PSC pursuant to which we and PSC have agreed to jointly develop certain pixel-related process technology and for PSC to process certain of our CMOS image sensors at PSC's facilities in accordance with the scheduled development approved by both parties.

Under the terms of these supply agreements, we secure manufacturing capacity in any particular period on a purchase order basis. The foundries have no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. In general, our reliance on third party foundries involves a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;
- lack of guaranteed production capacity or product supply;
- unavailability of, or delayed access to, next generation or key process technologies; and
- financial difficulties or disruptions in the operations of third party foundries due to causes beyond our control.

If TSMC, PSC, or any of our other foundries were unable to continue manufacturing our wafers in the required volumes, at acceptable quality, yields and costs, or in a timely manner, we would have to identify and qualify substitute foundries, which would be time consuming and difficult, and could increase our costs or result in unforeseen manufacturing problems. In addition, if competition for foundry capacity increases we may be required to pay increased amounts for manufacturing services. We are also exposed to additional risks if we transfer our production of semiconductors from one foundry to another, as such transfer could interrupt our manufacturing process. Further, some of our foundries may also be developers of image sensor products and if one or more of our other foundries were to decide not to fabricate our companion DSP chips for competitive or other reasons, we would have to identify and qualify other sources for these products.

We rely on a joint venture company for color filter application and on third party service providers for packaging services, which reduces our control over delivery schedules, product quality and cost, and could adversely affect our ability to deliver products to customers.

We rely on VisEra, our joint venture with TSMC, for the color filter processing of our completed wafers. In addition, we rely on ASE and ImPac for substantially all of our ceramic chip packages. We also rely on ImPac, our equity investee, for our plastic chip packages. We rely on XinTec, another investee company, and China Wafer Level CSP, Ltd. for chip scale packages, which are generally used in our products designed for the smallest form factor applications. We currently have plans to expand color filter processing capacity at VisEra and with these service providers. If for any reason one or more of these service providers becomes unable or unwilling to continue to provide color filter processing or packaging services of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver our products to our customers could be severely impaired. We would have to identify and qualify substitute service providers, which could be time consuming and difficult and could result in unforeseen operational problems. Substitute service providers might not be available or, if available, might be unwilling or unable to offer services on acceptable terms.

In addition, if competition for color filter processing or packaging capacity increases, we may be required to pay or invest significant amounts to secure access to these services, which could adversely impact our operating results. The number of companies that provide these services is limited and some of them have limited operating histories and financial resources. In the event our current providers refuse or are unable to continue to provide these services to us, we may be unable to procure services from alternate service providers. Furthermore, if customer demand for our products increases, we may be unable to secure sufficient additional capacity from our current service providers on commercially reasonable terms, if at all. Moreover, our reliance on a limited number of third party service providers to provide color filter processing services subjects us to reduced control over delivery schedules, quality assurance and costs. This lack of control may cause unforeseen product shortages or may increase our costs of manufacturing, assembling or testing of our products, which would adversely affect our operating results.

Fluctuations in our quarterly operating results have caused volatility in the market price of our common stock and make it difficult to predict our future operating results.

Our quarterly operating results have varied significantly from quarter-to-quarter in the past and are likely to vary significantly in the future based on a number of factors, many of which are beyond our control. These factors and other industry risks, many of which are more fully discussed in our other risk factors, include, but are not limited to:

- the volume and mix of our product sales;
- competitive pricing pressures;
- our ability to accurately forecast demand for our products;
- our ability to achieve acceptable wafer manufacturing or back-end processing yields;
- our gain or loss of a large customer;
- our ability to manage our product transitions;
- the availability of production capacity at the suppliers that manufacture our products or components of our products;
- the growth of the market for products and applications using CMOS image sensors;

- the timing and size of orders from our customers;
- the volume of our product returns;
- the seasonal nature of customer demand for our products;
- the deferral of customer orders in anticipation of new products, product designs or enhancements;
- the announcement and introduction of products and technologies by our competitors;
- the level of our operating expenses; and
- the increased volatility of our effective tax rate as a consequence of our adoption of FASB Interpretation No. 48, or FIN 48, *"Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109."*

Our introduction of new products and our product mix have affected and may continue to affect our quarterly operating results. Changes in our product mix could adversely affect our operating results, because some products provide higher margins than others. We typically experience lower yields when manufacturing new products through the initial production phase, and consequently our gross margins on new products have historically been lower than our gross margins on our more established products. We also anticipate that the rate of orders from our customers may vary significantly from quarter to quarter. Our operating expenses are relatively fixed, and our inventory levels are based on our expectations of future revenues. Consequently, if we do not achieve the revenues we expect in any quarter, expenses and inventory levels could be disproportionately high, and our operating results for that quarter, and potentially future quarters, may be harmed.

All of these factors are difficult to forecast and could result in fluctuations in our quarterly operating results. Our operating results in a given quarter could be substantially less than anticipated, and, if we fail to meet market analysts' expectations, a substantial decline in our stock price could result. Fluctuations in our quarterly operating results could adversely affect the price of our common stock in a manner unrelated to our long-term operating performance.

Our business is subject to seasonal fluctuations which may in turn cause fluctuations in our results of operations from period to period.

Many of the products using our image sensors, such as camera cell phones, digital still cameras and cameras for toys and games, are consumer electronics goods. These mass-market camera devices generally have seasonal cycles which historically have caused the sales of our customers to fluctuate quarter-to-quarter. Historically, demand from OEMs and distributors that serve such consumer product markets has been stronger in the second and third quarters of our fiscal year and weaker in the first and fourth quarters of our fiscal year.

In addition, since a very large number of the manufacturers who use our products are located in China, Hong Kong and Taiwan, the pattern of demand for our image sensors has been increasingly influenced by the timing of the extended lunar or Chinese New Year holiday, a period in which the factories which use our image sensors generally close. For example, we believe that the decline in revenues that we experienced in the fourth quarter of fiscal 2007 is partly attributable to the fact that Chinese New Year occurred this year in mid-February, and manufacturing did not resume in full until sometime in March.

Problems with wafer manufacturing and/or back-end processing yields could result in higher product costs and could impair our ability to meet customer demand for our products.

If the foundries manufacturing the wafers used in our products cannot achieve the yields we expect, we will incur higher per unit costs and reduced product availability. Foundries that supply our wafers have experienced problems in the past achieving acceptable wafer manufacturing yields. Wafer yields are a function both of our design technology and the particular foundry's manufacturing process technology. Certain risks are inherent in the introduction of such new products and technology. Low yields may result from design errors or manufacturing failures in new or existing products. During the early stages of production, production yields for new products are typically lower than those of established products. Unlike many other semiconductor products, optical products can be effectively tested only when they are complete. Accordingly, we perform final testing of our products only after they are assembled. As a result, yield problems may not be identified until our products are well into the production process. The risks associated with low yields could be increased because we rely on third party offshore foundries for our wafers, which can increase the effort and time required to identify, communicate and resolve manufacturing yield problems. In addition to wafer manufacturing yields, our products are subject to yield loss in subsequent manufacturing steps, often referred to as back-end processing, such as the application of color filters and micro-lenses, dicing (cutting the wafer into individual devices, or die) and packaging. Any of these potential problems with wafer manufacturing and/or back-end processing yields could result in a reduction in our gross margins and/or our ability to timely deliver products to customers, which could adversely affect our customer relations and make it more difficult to sustain and grow our business. For example, low back-end yields on two of our products adversely impacted our gross margins for the fiscal quarters ended April 30, 2005, July 31, 2005 and October 31, 2005.

If we do not forecast customer demand correctly, our business could be impaired and our stock price may decline.

Our sales are generally made on the basis of purchase orders rather than long-term purchase commitments; however, we manufacture products and build inventory based on our estimates of customer demand. Accordingly, we must rely on multiple assumptions to forecast customer demand. We are continually working to improve our sales forecasting procedures. If we overestimate customer demand, we may manufacture products that we may be unable to sell, or we may have to sell to other customers at lower prices. This could materially and adversely affect our results of operations and financial condition. In addition, our customers may cancel or defer orders at any time by mutual written consent. We have experienced problems with accurately forecasting customer demand in the past. For example there was a shift in the mix of product demand, in particular a shift in demand towards VGA products late in the second quarter of fiscal 2007, and as a result our inventories at the end of the second and third quarters were higher than we intended them to be. We are required to accurately predict customer demand because we must often make commitments to have products manufactured before we receive firm purchase orders from our customers. Conversely, if we underestimate customer demand, we may be unable to manufacture sufficient products quickly enough to meet actual demand, causing us to lose customers and impairing our ability to grow our business. In preparation for new product introductions, we gradually ramp down production of established products. With our 12-14 week production cycle, it is extremely difficult to predict precisely how many units of established products we will need. It is also difficult to accurately predict the speed of the ramp of our new products and the impact on inventory levels presented by the shorter life cycles of end-user products. The shorter product life cycle is a result of an increase in competition and the growth of various consumer-product applications for image sensors. For example, although in the security and surveillance market we continue to sell image-sensor products introduced more than four years ago, in the camera cell phone market, the product life cycle of image sensors can be as little as six months. Under these circumstances, it is possible that we could suffer from shortages for certain products and, if we underestimate market demand, we face the risk of being unable to fulfill customer orders. We also face the risk of excess inventory and product obsolescence if we overestimate market demand for our products and build inventories in excess of demand. Our ability to accurately forecast sales is also a critical factor in our ability to meet analyst expectations for our quarterly and annual operating results. Any failure to meet these expectations would likely lead to a substantial decline in our stock price.

We depend on the increased acceptance of mass-market image sensor applications to grow our business and increase our revenues.

Our business strategy depends in large part on the continued growth of various markets into which we sell our image-sensor products, including the markets for camera cell phones, digital still and video cameras, commercial and security and surveillance applications, personal computers and lap-tops, toys and games, including interactive video games, and automotive applications. Our ability to sustain and grow our business also depends on the continued development of new markets for our products such as medical imaging devices. If these current and new markets do not grow and develop as anticipated, we may be unable to sustain or grow the sales of our products.

In addition, the market price of our common stock may be adversely affected if certain of these new markets do not emerge or develop as expected. Securities analysts may already factor revenue from such new markets into their future estimates of our financial performance and should such markets not develop as expected by such securities analysts the trading price of our common stock could be adversely affected.

Our lengthy manufacturing, packaging and assembly cycle, in addition to our customers' design cycle, may result in uncertainty and delays in generating revenues.

The production of our image sensors requires a lengthy manufacturing, packaging and assembly process, typically lasting approximately 12-14 weeks. Additional time may pass before a customer commences volume shipments of products that incorporate our image sensors. Even when a manufacturer decides to design our image sensors into its products, the manufacturer may never ship final products incorporating our image sensors. Given this lengthy cycle, we experience a delay between the time we incur expenditures for research and development and sales and marketing efforts and the time we generate revenue, if any, from these expenditures. This delay makes it more difficult to forecast customer demand, which adds uncertainty to the manufacturing planning process and could adversely affect our operating results. In addition, the product life cycle for certain of our image-sensor products designed for use in certain applications can be relatively short. If we fail to appropriately manage the manufacturing, packaging and assembly process, our products may become obsolete before they can be incorporated into our customers' products and we may never realize a return on investment for the expenditures we incur in developing and producing these products.

Our ability to deliver products that meet customer demand is dependent upon our ability to meet new and changing requirements for color filter application and sensor packaging.

We expect that as we develop new products to meet technological advances and new and changing industry and customer demands, our color filter application and ceramic, plastic and chip-scale packaging requirements will also evolve. Our ability to continue to profitably deliver products that meet customer demand is dependent upon our ability to obtain third party services that meet these new requirements on a cost-effective basis. We have historically relied exclusively on third parties, and more recently, on one of our joint ventures, to provide these services. There can be no assurances that any of these parties will be able to develop enhancements to the services they provide to us to meet these new and changing industry and customer requirements. Furthermore, even if these service providers are able to develop their services to meet new and evolving requirements, these services may not be available at a cost that enables us to sustain our profitability.

The high level of complexity and integration of our products increases the risk of latent defects, which could damage customer relationships and increase our costs.

Because we integrate many functions on a single chip, our products are complex and are based upon evolving technology. The integration of additional functions into the complex operations of our products could result in a greater risk that customers or end users could discover latent defects or subtle faults after volumes of product have already been shipped. Although we test our products, we have in the past and may in the future encounter defects or errors. For example, in the third quarter of fiscal 2005, we made a provision of $2.7 million related to the possible replacement of products that did not meet a particular customer's standards. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, product warranty costs for recall and replacement and product liability claims against us which may not be fully covered by insurance.

Historically, our revenues have been dependent upon a few key customers, the loss of one or more of which could significantly reduce our revenues.

Historically, a relatively small number of OEMs, VARs and distributors have accounted for a significant portion of our revenues. Any material delay, cancellation or reduction of purchase orders from one or more of our major customers or distributors could result in our failure to achieve anticipated revenue for a particular period. In addition, if we are unable to retain one or more of our largest OEM, distributor or VAR customers, or if we are unable to maintain our current level of revenues from one or more of these significant customers, our business and results of operation would be impaired and our stock price could decrease, potentially significantly. In fiscal 2007, one OEM customer accounted for approximately 14.0% of our revenues. In fiscal 2007, two distributors accounted for approximately 15.1% and 12.9% of our revenues In addition, approximately 50% of our revenues have historically come from our top five customers. Our business, financial condition, results of operations and cash flows will continue to depend significantly on our ability to retain our current key customers and attract new customers, as well as on the financial condition and success of our OEMs, VARs and distributors.

Changes in accounting rules for stock-based compensation have adversely affected our reported operating results, and

may adversely affect our stock price and our competitiveness in the employee marketplace.

Since our founding, we have used employee stock options and other stock-based compensation to attract, motivate and retain our employees. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 123(R), *"Share-Based Payment,"* or SFAS No. 123(R). We adopted SFAS No. 123(R) on May 1, 2006 and accordingly, we began to measure compensation costs for all stock-based compensation at fair value and recognize these costs as expenses in our Consolidated Statements of Income. The recognition of these expenses in our Consolidated Statements of Income has had a negative effect on our earnings per share, which could negatively impact our future stock price. In addition, if we reduce or alter our use of stock-based compensation to minimize these expenses, our ability to attract, motivate and retain qualified employees may be impaired, which could put us at a competitive disadvantage in the employee marketplace.

We may be required to record a significant charge to earnings if our goodwill, amortizable intangible assets or long-term investments become impaired.

Under generally accepted accounting principles, we are required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We are required to test goodwill for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which we determine that our goodwill, amortizable intangible assets or long-term investments have been impaired. Any such charge would adversely impact our results of operations. As of April 30, 2007, our net goodwill and amortizable intangible assets totaled approximately $28.0 million and our long term investments totaled approximately $67.3 million.

We maintain a backlog of customer orders that is subject to cancellation or delay in delivery schedules, and any cancellation or delay may result in lower than anticipated revenues.

Our sales are generally made pursuant to standard purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming 12 months. Orders constituting our current backlog are subject to cancellation or changes in delivery schedules, and backlog may not necessarily be an indication of future revenue. Any cancellation or delay in orders which constitute our current or future backlog may result in lower than expected revenues.

If we are unable to maintain processes and procedures to sustain effective internal control over our financial reporting, our ability to provide reliable and timely financial reports could be harmed and this could have a material adverse effect on our stock price.

We are required to comply with the rules promulgated under Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires that we prepare an annual management report assessing the effectiveness of our internal control over financial reporting, and requires a report by our independent registered public accounting firm addressing this assessment and the effectiveness of our internal control over financial reporting.

We have in the past discovered, and may in the future discover, areas of our internal control that need improvement. For example, we restated our financial statements for the first, second and third quarters of fiscal 2004. If these or similar types of issues were to arise with respect to our internal controls in future periods, they could impair our ability to produce accurate and timely financial reports.

As our business expands, ongoing compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 and maintenance of effective internal control over financial reporting will require that we hire additional qualified finance and accounting personnel. Because other businesses face similar challenges, there is significant competition for such personnel, and there can be no assurance that we will be able to attract and/or retain suitably qualified employees.

Corporate governance regulations have recently increased our compliance costs and could further increase our expenses if changes occur within our business.

Changes in laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act, have imposed new requirements on us and on our officers, directors, attorneys and independent registered public accounting firm. In order to comply with these new rules, we added internal resources and have utilized additional outside legal, accounting and advisory services, which increased our operating expenses in fiscal 2005 and fiscal 2006 as compared to prior fiscal years. We expect to incur ongoing operating expenses as we maintain compliance with Section 404. In addition, if we undergo significant modifications to our structure through personnel or system changes, acquisitions, or otherwise, it may be increasingly difficult to maintain compliance with the existing and evolving corporate governance regulations.

There are risks associated with our operations in China.

In December 2000, we established Hua Wei Semiconductor (Shanghai) Co. Ltd., or HWSC, as part of our efforts to streamline our manufacturing process and reduce the costs and working capital associated with the testing of our image-sensor products, and relocated our automated image testing equipment from the United States to China. In addition, we also expect to expand testing capabilities with additional automated testing equipment, which will also be located in China. However, there are significant administrative, legal and governmental risks to operating in China that could result in increased operating expenses or that could prevent us from achieving our objectives in operations. The risks from operating in China that could increase our operating expenses and adversely affect our operating results, financial condition and ability to deliver our products and grow our business include, without limitation:

- difficulties in staffing and managing foreign operations, particularly in attracting and retaining personnel qualified to design, sell and support CMOS image sensors;
- difficulties in coordinating our operations in China with those in California;
- diversion of management attention;
- difficulties in maintaining uniform standards, controls, procedures and policies across our global operations, including inventory management and financial consolidation;
- political and economic instability, which could have an adverse impact on foreign exchange rates in Asia and could impair our ability to conduct our business in China; and
- inadequacy of the local infrastructure to support our needs.

We may experience integration or other problems with potential future acquisitions, which could have an adverse effect on our business or results of operations. New acquisitions could dilute the interests of existing stockholders, and the announcement of new acquisitions could result in a decline in the price of our common stock.

We may in the future make acquisitions of, or investments in, businesses that offer products, services and technologies that we believe would complement our products, including CMOS image sensor manufacturers. We may also make acquisitions of, or investments in, businesses that we believe could expand our distribution channels. Even if we were to announce an acquisition, we may not be able to complete it. In addition, any future acquisition or substantial investment could present numerous risks, including:

- difficulty in realizing the potential technological benefits of the transaction;
- difficulty in integrating the technology, operations or work force of the acquired business with our existing business;
- unanticipated expenses related to technology integration;
- disruption of our ongoing business;
- difficulty in realizing the potential financial or strategic benefits of the transaction;
- difficulty in maintaining uniform standards, controls, procedures and policies;
- possible impairment of relationships with employees, customers, suppliers and strategic partners as a result of integration of new businesses and management personnel;
- reductions in our future operating results from amortization of intangible assets;

- impairment of resulting goodwill; and
- potential unknown or unexpected liabilities associated with acquired businesses.

We expect that any future acquisitions could include consideration to be paid in cash, shares of our common stock or a combination of cash and our common stock. If and when consideration for a transaction is paid in common stock, it will result in dilution to our existing stockholders.

We may never achieve all of the anticipated benefits from our joint venture with TSMC.

In October 2003, we entered into an agreement with TSMC to form VisEra, a joint venture in Taiwan, for the purposes of providing manufacturing services. In August 2005, we amended and restated our agreement with TSMC in part to enable VisEra to acquire 29.6% of XinTec, a supplier of chip-scale packaging services in which we originally invested in April 2003 and in which we directly hold an approximate four percent interest. In January 2007, we entered into a further amendment to the agreement with TSMC to expand the scope of VisEra's activities and provide additional funding for the expansion of VisEra.

In January 2006, VisEra acquired certain color filter processing equipment from TSMC and assumed direct responsibility for providing the color filter processing services that had previously been provided by TSMC. We expect that VisEra will be able to provide us with a committed supply of high quality manufacturing services at competitive prices. However, there are significant legal, governmental and relationship risks to developing VisEra, and we cannot ensure that we will receive the expected benefits from the joint venture. For example, VisEra may not be able to provide manufacturing services that have competitive technology or prices, which could adversely affect our product offerings and our ability to meet customer requirements for our products. In addition, the existence of VisEra may also make it more difficult for us to secure dependable services from competing merchant vendors who provide similar manufacturing services.

We may not achieve all of the anticipated benefits of our alliances with, and strategic investments in, third parties.

We expect to develop our business partly through forming alliances or joint ventures with and making strategic investments in other companies, some of which may be companies at a relatively early stage of development. For example, in April 2003, we made an investment in XinTec, a chip scale packaging service company, and in June 2003 we made an investment in ImPac, a plastic packaging service company. In December 2005, VisEra, our joint venture with TSMC, completed the acquisition of a further 29.6% of the issued and outstanding shares of XinTec. In January 2007, TSMC acquired directly a 43.0% interest in XinTec, thus reducing our beneficial ownership in XinTec to 12.4%.

In May 2004, we entered into an agreement with PSC under which we established SOI, a joint venture as a company incorporated under the laws of Taiwan., The purpose of the joint venture is to conduct the business of manufacturing, marketing and selling of certain of our legacy products. In March 2005, we assumed control of the board of directors of SOI and we have consolidated SOI since April 30, 2005.

Our investments in these companies may negatively impact our operating results, because, under certain circumstances, we are required to recognize our portion of any loss recorded by each of these companies or to consolidate them into our operating results. We expect to continue to utilize partnerships, strategic alliances and investments, particularly those that enhance our manufacturing capacity and those that provide manufacturing services and testing capability. These investments and partnering arrangements are crucial to our ability to grow our business and meet the increasing demands of our customers. However, we cannot ensure that we will achieve the benefits expected as a result of these alliances. For example, we may not be able to obtain acceptable quality and/or wafer manufacturing yields from these companies, which could result in higher operating costs and could impair our ability to meet customer demand for our products. In addition, certain of these investments or partnering relationships may place restrictions on the scope of our business, the geographic areas in which we can sell our products and the types of products that we can manufacture and sell. For example, our agreement with TSMC provides that we may not engage in business that will directly compete with the business of VisEra. This type of non-competition provision may impact our ability to grow our business and to meet the demands of our customers.

Changes in our relationships with our joint ventures and/or companies in which we hold less than a majority interest could change the way we account for such interests in the future.

As part of our strategy, we have formed joint ventures with two of our foundry partners, and we hold a minority interest in two companies from which we purchase certain manufacturing services. Under the applicable provisions of generally accepted accounting principles in the United States of America, we currently consolidate one of these joint ventures into our consolidated financial statements and results of operations, and record the equity interests that we do not own as minority interests. For the investments that we account for under the equity method, we record as part of other income or expense our share of the increase or decrease in the equity of the companies in which we have invested. It is possible that, in the future, our relationships and/or our interests in or with these joint ventures or other investees could change. Such changes have in the past, and could in the future result in deconsolidation or consolidation of such entities, as the case may be, which could result in changes in our reported results.

We may be unable to adequately protect our intellectual property, and therefore we may lose some of our competitive advantage.

We rely on a combination of patent, copyright, trademark and trade secret laws as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have been issued patents and have a number of pending United States and foreign patent applications. However, we cannot provide assurance that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. It is possible that existing or future patents may be challenged, invalidated or circumvented. For example, in August 2002 we initiated a patent infringement action in Taiwan, Republic of China against IC Media Corporation of San Jose, California for infringement of a Taiwanese patent that had been issued to us. In response to our patent infringement action, in October 2002, IC Media Corporation initiated a cancellation proceeding in the Taiwan Intellectual Property Office with respect to our patent. In July 2003, the Taiwan Intellectual Property Office made an initial determination to grant the cancellation of the subject patent, which decision was upheld by the Taiwan Ministry of Economic Affairs and the High Administrative Court. We decided not to appeal such decision by the May 31, 2005 deadline. Although we do not believe the cancellation of the Taiwanese patent at issue in the dispute described above has had a material adverse effect on our business or prospects, there may be other situations where our inability to adequately protect our intellectual property rights could materially and adversely affect our competitive position and operating results. If a third party can copy or otherwise obtain and use our products or technology without authorization, develop corresponding technology independently or design around our patents, this could materially adversely affect our business and prospects. Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. Any disputes over our intellectual property rights, whatever the ultimate resolution of such disputes, may result in costly and time-consuming litigation or require the license of additional elements of intellectual property for a fee.

Litigation regarding intellectual property could divert management attention, be costly to defend and prevent us from using or selling the challenged technology.

In recent years, there has been significant litigation in the United States involving intellectual property rights, including in the semiconductor industry. We have in the past been, and may in the future be, subject to legal proceedings and claims with respect to our intellectual property, including such matters as trade secrets, patents, product liabilities and other actions arising out of the normal course of business. These claims may increase as our intellectual property portfolio becomes larger or more valuable. Intellectual property claims against us, and any resulting lawsuit, may cause us to incur significant expenses, subject us to liability for damages and invalidate our proprietary rights. In fiscal 2002, we paid $3.5 million to settle an intellectual property litigation matter. Any potential intellectual property litigation against us would likely be time-consuming and expensive to resolve and would divert management's time and attention and could also force us to take actions such as:

- ceasing the sale or use of products or services that incorporate the infringed intellectual property;
- obtaining from the holder of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or
- redesigning those products or services that incorporate the disputed intellectual property, which could result in substantial unanticipated development expenses and delay and prevent us from selling the products until the redesign is completed, if at all.

If we are subject to a successful claim of infringement and we fail to develop non-infringing intellectual property or license the infringed intellectual property on acceptable terms and on a timely basis, we may be unable to sell some or all of our products, and our operating results could be adversely affected. We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could also result in significant expense and the diversion of technical and management attention.

We have been named as a defendant in certain litigation that could have a material adverse impact on our operating results and financial condition.

We are currently a defendant in ongoing litigation matters as described in Part I, Item 3 — "*Legal Proceedings*" of this Annual Report. We have reached an agreement in principle to settle the shareholder class action lawsuit pending in the United States District Court for the Northern District of California. We accrued $3.3 million in litigation settlement expenses during the quarter ended October 31, 2006 to reflect our share of the settlement, including unreimbursed defense costs, net of $13.0 million in recoverable insurance proceeds. The parties have executed a Stipulation of Settlement that was filed with the Court in May 2007. Notice of the settlement must be provided to the purported shareholder class and the Court must grant final approval of the settlement. There is no assurance that the settlement will become final. If there is no final settlement of the matters described in Part I, Item 3 — "*Legal Proceedings,*" and we fail to prevail in such matters, such failure could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. In addition, the results of litigation are uncertain, and the litigation process may utilize a portion of our cash resources and divert management's attention from the day-to-day operations of our company, all of which could harm our business.

If we do not effectively manage our growth, our ability to increase our revenues and improve our earnings could be adversely affected.

Our growth has placed, and will continue to place, a significant strain on our management and other resources. To manage our growth effectively, we must, among other things:

- significantly improve our operational, financial and accounting systems;
- train and manage our existing employee base;
- attract and retain qualified personnel with relevant experience; and
- effectively manage accounts receivable and inventory.

For example, our failure to effectively manage our inventory levels could result either in excess inventories, which could adversely affect our gross margins and operating results, or lead to an inability to fill customer orders, which would result in lower sales and could harm our relationships with existing and potential customers.

We must also manage multiple relationships with customers, business partners and other third parties, such as our foundries and process and assembly vendors. Moreover, our growth may significantly overburden our management and financial systems and other resources. We may not make adequate allowances for the costs and risks associated with our expansion. In addition, our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to capitalize on potential market opportunities. Our future operating results will also depend, in part, on our ability to expand sales and marketing, research and development, accounting, finance and administrative support.

Our future tax rates could be higher than we anticipate if the proportion of future operating income generated outside the U.S. by our foreign subsidiaries is less than we expect, or the mix differs from that which we expect.

A number of factors will affect our future tax rate, and certain of these factors could increase our effective tax rate in future periods, which could adversely impact our operating results. For example, the complex rules for accounting for the tax effects of stock-based compensation under SFAS No. 123(R) resulted in an increase in our effective tax rate in the fiscal year ended April 30, 2007. Similarly, we anticipate that there will be greater volatility in our future effective tax rates due to the adoption of FIN 48 in the fiscal year which began on May 1, 2007. In addition, our future effective tax rates could be negatively affected by changes in tax laws or the interpretation of tax laws, by unanticipated decreases in the amount of revenue or earnings in countries with low statutory tax rates, or by changes in the valuation of our deferred tax assets and liabilities.

In common with all multinational companies, we are subject to tax in multiple jurisdictions. The tax authorities in any given jurisdiction may seek to increase the taxes being collected by, for example, asserting that the transfer prices we charge between related entities are either too high or too low depending on which side of the transaction they are looking at. Although we believe we have provided sufficient taxes for all prior periods, adjustments could be proposed that would, in some cases, result in liabilities in excess of such provisions.

Our sales through distributors increase the complexity of our business and may reduce our ability to forecast revenues.

During fiscal 2006 and 2007, approximately 31.1% and 40.0%, respectively, of our revenues came from sales through distributors. We expect that revenues from sales through distributors will continue to represent higher proportion of our total revenues than they have in the past. Selling through distributors reduces our ability to accurately forecast sales and increases the complexity of our business, requiring us to, among other matters:

- manage a more complex supply chain;
- manage the level of inventory at each distributor;
- provide for credits, return rights and price protection;
- estimate the impact of credits, return rights, price protection and unsold inventory at distributors; and
- monitor the financial condition and creditworthiness of our distributors.

Any failure to manage these challenges could cause us to inaccurately forecast sales and carry excess or insufficient inventory, thereby adversely affecting our operating results.

We face foreign business, political and economic risks, because a majority of our products and those of our customers are manufactured and sold outside of the United States.

We face difficulties in managing our third party foundries, color filter application service providers, ceramic and plastic packaging service providers and our foreign distributors, most of whom are located in Asia. Any political and economic instability in Asia might have an adverse impact on foreign exchange rates and could cause service disruptions for our vendors and distributors and adversely affect our customers.

Sales outside of the United States accounted for substantially all of our revenues for fiscal 2006 and 2007. We anticipate that sales outside of the United States will continue to account for nearly all of our revenues in future periods. Dependence on sales to foreign customers involves certain risks, including:

- longer payment cycles;
- the adverse effects of tariffs, duties, price controls or other restrictions that impair trade;
- decreased visibility as to future demand;
- difficulties in accounts receivable collections; and
- burdens of complying with a wide variety of foreign laws and labor practices.

Sales of our products have to date been denominated principally in U.S. dollars. Over the last several years, the U.S. dollar has weakened against most other currencies. Future increases in the value of the U.S. dollar, if any, would increase the price of our products in the currency of the countries in which our customers are located. This may result in our customers seeking lower-priced suppliers, which could adversely impact our operating results. A larger portion of our international revenues may be denominated in foreign currencies in the future, which would subject us to increased risks associated with fluctuations in foreign exchange rates.

Our business could be harmed if we lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

The loss of the services of one or more of our executive officers or key employees, which has occurred from time to time, or the decision of one or more of these individuals to join a competitor, could adversely affect our business and harm our operating results and financial condition. Our success depends to a significant extent on the continued service of our senior management and certain other key technical personnel. None of our senior management is bound by an employment or non-competition agreement. We do not maintain key man life insurance on any of our employees.

Our success also depends on our ability to identify, attract and retain qualified sales, marketing, finance, management and technical personnel, particularly analog or mixed signal design engineers. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our revenues and product development efforts could be harmed.

We are in the process of upgrading our enterprise resource planning and other management information systems.

As our business grows and becomes more complex, we have to expand and upgrade our enterprise resource planning system and other management information systems which are critical to the operational, accounting and financial functions of our company. We have evaluated alternative solutions, both short-term and long-term, to meet the operating, administrative and financial reporting requirements of our business and have decided to implement a system based on a suite of application software developed by Oracle Corporation. Implementation of such a system requires significant management attention and resources over an extended period of time and any significant design errors in or delay in the implementation of the system could materially adversely affect our operating results and impact our ability to manage our business.

Our operations may be impaired as a result of disasters, business interruptions or similar events.

Disasters and business interruptions such as earthquakes, water, fire, electrical failure, accidents and epidemics affecting our operating activities, major facilities, and employees' and customers' health could materially and adversely affect our operating results and financial condition. In particular, our Asian operations and most of our third party service providers involved in the manufacturing of our products are located within relative close proximity. Therefore, any disaster that strikes within close proximity of that geographic area could be extremely disruptive to our business and could materially and adversely affect our operating results and financial condition. We do not currently have a disaster recovery plan.

Acts of war and terrorist acts may seriously harm our business and revenue, costs and expenses and financial condition.

Acts of war or terrorist acts, wherever they occur around the world, may cause damage or disruption to our business, employees, facilities, suppliers, distributors or customers, which could significantly impact our revenue, costs, expenses and financial condition. In addition, as a company with significant operations and major distributors and customers located in Asia, we may be adversely impacted by heightened tensions and acts of war that occur in locations such as the Korean Peninsula, Taiwan and China. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot presently be predicted. We are uninsured for losses and interruptions caused by terrorist acts and acts of war.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Provisions in our charter documents and Delaware law, as well as our stockholders' rights plan, could prevent or delay a change in control of our company and may reduce the market price of our common stock.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

- adjusting the price, rights, preferences, privileges and restrictions of preferred stock without stockholder approval;
- providing for a classified board of directors with staggered, three year terms;
- requiring supermajority voting to amend some provisions in our certificate of incorporation and bylaws;
- limiting the persons who may call special meetings of stockholders; and
- prohibiting stockholder actions by written consent.

Provisions of Delaware law also may discourage, delay or prevent another company from acquiring or merging with us. Our board of directors adopted a preferred stock rights agreement in August 2001. Pursuant to the rights agreement, our board of directors declared a dividend of one right to purchase one one-thousandth share of our Series A Participating Preferred Stock for each outstanding share of our common stock. The dividend was paid on September 28, 2001 to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred at an exercise price of $176.00, subject to adjustment. The exercise of the rights could have the effect of delaying, deferring or preventing a change of control of our company, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The rights agreement could also limit the price that investors might be willing to pay in the future for our common stock.

Our stock has been and will likely continue to be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, that may prevent our stockholders from selling our common stock at a profit.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Since the beginning of fiscal 2002 through April 30, 2007, the closing sales price of our common stock has ranged from a high of $33.90 per share to a low of $1.26 per share. The closing sales price of our common stock on June 22, 2007 was $17.38 per share. The securities markets have experienced significant price and volume fluctuations in the past, and the market prices of the securities of semiconductor companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

- actual or anticipated fluctuations in our operating results;
- changes in expectations as to our future financial performance;
- changes in financial estimates of securities analysts;
- release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock;
- sales or the perception in the market of possible sales of shares of our common stock by our directors, officers, employees or principal stockholders;
- changes in market valuations of other technology companies; and
- announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions.

Due to these factors, the price of our stock may decline and investors may be unable to resell their shares of our stock for a profit. In addition, the stock market experiences extreme volatility that often is unrelated to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal offices are located in a leased 43,960 square foot facility in Sunnyvale, California. Our lease on the Sunnyvale facility expires on May 31, 2009 with the right to extend the lease for an additional five years. In December 2005, we leased an additional 48,896 square feet of office space in an adjacent facility in Sunnyvale, California. Our lease on the second Sunnyvale facility expires on June 30, 2009 with the right to extend the lease for an additional five years. In March 2007, we purchased a complex of four buildings in Santa Clara County, California, totaling approximately 207,000 square feet for an aggregate purchase price of approximately $37.5 million. We expect to spend approximately $10.0 million to complete the interior build-out of the buildings and currently expect to occupy two of the four buildings in mid-2008 upon completion of the work.

In January 2007, we entered into a Land-Use-Right Purchase Agreement, or the Purchase Agreement, with the Construction and Transportation Commission of the Pudong New District, Shanghai through our wholly-owned subsidiary, Shanghai OmniVision IC Design Co. Ltd., or SDC. The Purchase Agreement has an effective date of December 31, 2006. Under the terms of the Purchase Agreement, we agreed to pay an aggregate amount of approximately $0.6 million (the "Purchase Price") in exchange for the right to use approximately 323,000 square feet of land located in Shanghai for a period of 50 years. In addition, we are obligated to invest a minimum of approximately $30.0 million to develop the land and construct facilities, which amount includes the Purchase Price. Construction of the facilities on the land must commence and be completed during the time period beginning on June 30, 2007 and ending on June 30, 2009, subject to an additional one-year extension under limited circumstances. We may use the land solely for the purposes of industrial use and/or scientific research.

In December 2001, our Chinese subsidiary, HWSC, entered into an agreement to lease 447,400 square feet of land in Shanghai, China on which we have built a facility that is currently used for product design and testing and may possibly be used for other activities in the future. This lease agreement expires in December 2051. We believe that our existing or readily available facilities are suitable and adequate for our present purposes.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents, product liabilities and other actions arising out of the normal course of business.

On November 29, 2001, a complaint captioned *McKee v. OmniVision Technologies, Inc., et. al., Civil Action No. 01 CV 10775*, was filed in the United States District Court for the Southern District of New York against us, some of our directors and officers, and various underwriters for our initial public offering. Plaintiffs generally allege that the named defendants violated federal securities laws because the prospectus related to our offering failed to disclose, and contained false and misleading statements regarding, certain commissions purported to have been received by the underwriters, and other purported underwriter practices in connection with their allocation of shares in our offering. The complaint seeks unspecified damages on behalf of a purported class of purchasers of our common stock between July 14, 2000 and December 6, 2000. Substantially similar actions have been filed concerning the initial public offerings for more than 300 different issuers, and the cases have been coordinated as *In re Initial Public Offering Securities Litigation, 21 MC 92.* Claims against our directors and officers have been dismissed without prejudice pursuant to a stipulation. On February 19, 2003, the Court issued an order dismissing all claims against us except for a claim brought under Section 11 of the Securities Act of 1933.

The issuer defendants and plaintiffs negotiated a stipulation of settlement for the claims against the issuer defendants, including us, that was submitted to the Court for approval. In August 2005, the Court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings. Because class certification is a condition of the settlement, it is unlikely that the current settlement will receive final court approval. In that event, any revised or future settlement would be uncertain. If the litigation proceeds, we believe that we have meritorious defenses to plaintiffs' claims and intend to defend the action vigorously.

On June 10, 2004, the first of several putative class actions was filed against us and certain of our present and former directors and officers in federal court in the Northern District of California on behalf of investors who purchased our common stock at various times from February 2003 through June 9, 2004. Those actions were consolidated under the caption *In re OmniVision Technologies, Inc.*, No. C-04-2297-SC, and a consolidated complaint was filed. The consolidated complaint asserts claims on behalf of purchasers of our common stock between June 11, 2003 and June 9, 2004, and seeks unspecified damages. The consolidated complaint generally alleges that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by allegedly engaging in improper accounting practices that purportedly led to our financial restatement. On July 29, 2005, the court denied our motion to dismiss the complaint. The parties engaged in settlement discussions and in November 2006, the parties reached an agreement in principle to settle this litigation. The total amount of the proposed settlement is approximately $13.8 million, of which approximately $0.8 million would be contributed by us and the remainder would be funded by insurance carriers that issued Directors and Officers Liability Insurance Policies to us. We accrued $3.3 million during fiscal 2007, as our share of the settlement, including unreimbursed defense costs, net of the $13.0 million in recoverable insurance proceeds. The parties have executed a Stipulation of Settlement that was filed with the Court on May 15, 2007. On May 25, 2007, the Court issued an Order preliminarily approving the settlement and providing for notice of the settlement to be provided to the purported shareholder class. The Order also scheduled a hearing on September 7, 2007 to determine whether the proposed settlement is fair, reasonable and adequate to the purported class and should receive final approval by the Court. As a result of the pending settlement, the parties have agreed to stay discovery and other proceedings. We believe that ultimate settlement is probable at the currently estimated amount. There is no assurance that the Court will grant such approval, or that the settlement will become final. If the settlement does not occur and litigation against us continues, we believe that we have meritorious defenses and intend to defend the case vigorously. If the litigation continues, we cannot estimate whether the result of the litigation would have a material adverse effect on our financial condition, results of operations or cash flows.

On October 20, 2005, a purported shareholder derivative complaint, captioned Hackl v. Hong, No. 1:05-CV-050985, was filed in Santa Clara County Superior Court for the State of California. This derivative action contains allegations that were virtually identical to the prior state court derivative actions that were voluntarily dismissed, and which were based on the allegations contained in the securities class actions. The complaint generally sought unspecified damages and equitable relief based on causes of action against various of our present and former directors and officers for purported breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of California Corporations Code. We were named solely as a nominal defendant against whom no monetary recovery was sought. Pursuant to a January 20, 2006 Court Order, plaintiff furnished a bond for reasonable expenses in order to proceed with his derivative action. On May 15, 2006, the Court sustained our demurrer to the complaint with leave to amend on the grounds that the plaintiff failed to make a pre-litigation demand on our board of directors and fails to sufficiently plead that demand is futile. On October 4, 2006, the Court sustained our demurrer to the amended complaint as well and again granted plaintiff leave to amend. On May 10, 2007, the Court sustained our demurrer contending that plaintiff's amended complaint failed to allege adequately why no pre-litigation demand had been made on the OmniVision Board of Directors, but granted plaintiff leave to further amend the complaint. Simultaneously, the parties advised the Court that they had reached a settlement in principle. The parties executed a Stipulation of Settlement that was filed with the Court on June 18, 2007. On June 26, 2007, the Court entered an order approving the settlement, pursuant to which we agreed to pay a settlement fee in the amount of $200,000.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No stockholder votes took place during the fourth quarter of fiscal 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock has been quoted on the Nasdaq National Market under the symbol "OVTI" since our initial public offering in July 2000. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low
Fiscal 2007:		
First quarter	$ 34.49	$ 17.21
Second quarter	19.20	13.85
Third quarter	18.90	11.00
Fourth quarter	14.93	11.29
Fiscal 2006:		
First quarter	$ 16.29	$ 13.36
Second quarter	14.95	11.81
Third quarter	25.23	12.81
Fourth quarter	31.02	23.99

On June 22, 2007, the reported last sale price of our common stock on the Nasdaq National Market was $17.38 per share. As of June 22, 2007, there were approximately 74 holders of record of our common stock. This number does not include stockholders whose shares are held in trust by other entities. The actual number of stockholders is greater than this number of holders of record. We estimate that the number of beneficial stockholders of the shares of our common stock as of June 22, 2007 was approximately 20,000.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. Other than for the repurchase of our common stock as described below, we currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the next 12 months.

Repurchase of Our Common Stock

On June 21, 2005, our board of directors authorized the repurchase in an open-market program of up to an aggregate of $100 million of our common stock. Repurchases under the open-market program were authorized for a twelve-month period ended June 21, 2006. At the expiration of the program on June 21, 2006, we had cumulatively repurchased 5,870,000 shares of our common stock for an aggregate cost of approximately $79.6 million.

On February 27, 2007, our board of directors approved an additional stock repurchase program that provides for the repurchase of up to $100 million of our outstanding common stock. Subject to applicable securities laws, such repurchases will be at times and in amounts as we deem appropriate, based on factors such as market conditions, legal requirements and other corporate considerations. We did not make any purchases of our common stock in the three months ended April 30, 2007. See the section entitled *"Capital Resources"* in Item 7 of this Annual Report on Form 10-K for further information on this program.

Performance Graph

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed "filed" with the SEC or "Soliciting Material" under the Securities Exchange Act of 1934, as amended, or subject to Regulation 14A or 14C, or to liabilities of Section 18 of the Exchange Act except to the extent we specifically request that such information be treated as soliciting material or to the extent we specifically incorporate this information by reference.

The following is a line graph comparing the cumulative total return to stockholders of our common stock at April 30,

2007 since April 30, 2002, to the cumulative total return over such period of (i) The Nasdaq Stock Market United States Index and (ii) the S&P Semiconductors Index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among OmniVision Technologies, Inc., The NASDAQ Composite Index
And The S&P Semiconductors Index
$600
$500
$400
$300
$200
$100
$0
4/02
4/03
4/04
4/05
4/06
4/07
100.00
204.46
376.77
235.35
489.06
227.61
84.83
114.47
114.98
142.84
156.41
64.61
89.33
81.30
92.28
91.01
OmniVision Technologies, Inc.
NASDAQ Composite
S&P Semiconductors

	4/02	4/03	4/04	4/05	4/06	4/07
OmniVision Technologies, Inc.	100.00	204.46	376.77	235.35	489.06	227.61
NASDAQ Composite	100.00	84.83	114.47	114.98	142.84	156.41
S&P Semiconductors	100.00	64.61	89.33	81.30	92.28	91.01

* Assumes that $100.00 was invested on April 30, 2002 in our common stock and in the Nasdaq Stock Market (U.S.) Index and the S&P Semiconductor Index, and that all dividends were reinvested. No dividends have been declared on our common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended April 30,				
	2007(2)	2006	2005	2004	2003
	(in thousands, except per share data)				
Consolidated Statements of Income data:					
Revenues	$ 528,143	$ 491,926	$ 388,062	$ 318,123	$ 108,998
Cost of revenues	372,776	310,250	231,508	194,106	66,904
Gross profit	155,367	181,676	156,554	124,017	42,094
Operating expenses:					
Research, development and related	67,570	40,572	25,494	15,568	11,700
Selling, general and administrative	58,674	35,320	29,012	22,387	11,032
Litigation settlement, net of recovery of $13,000	3,300	—	—	—	—
Total operating expenses	129,544	75,892	54,506	37,955	22,732
Income from operations	25,823	105,784	102,048	86,062	19,362
Interest income, net	14,580	8,949	4,218	1,696	802
Other income (expense), net	(1,285)	933	(173)	1,250	—
Income before income taxes and minority interest	39,118	115,666	106,093	89,008	20,164
Provision for income taxes	9,392	23,133	29,706	30,263	4,840
Minority interest	5,753	3,385	—	—	—
Net income	$ 23,973	$ 89,148	$ 76,387	$ 58,745	$ 15,324
Net income per share:					
Basic (1)	$ 0.44	$ 1.64	$ 1.35	$ 1.11	$ 0.34
Diluted (1)	$ 0.43	$ 1.56	$ 1.24	$ 0.98	$ 0.31
Shares used in computing net income per share:					
Basic (1)	54,706	54,268	56,688	52,856	45,357
Diluted (1)	55,234	56,958	61,566	59,688	50,200

(1) Amounts have been retroactively restated for a 2-for-1 stock split, which was effective on February 17, 2004.
(2) On May 1, 2006, we adopted the provisions of SFAS No. 123(R) for recording stock-based compensation.

	April 30,				
	2007	2006	2005	2004	2003
			(in thousands)		
Consolidated Balance Sheet data:					
Cash and cash equivalents	$ 190,878	$ 240,227	$ 170,457	$ 114,653	$ 39,288
Restricted cash	—	—	—	1,072	—
Working capital	357,027	363,252	342,755	271,919	80,864
Total assets	688,059	577,269	479,833	345,836	117,953
Total current liabilities	158,685	123,008	78,073	45,823	21,410
Non-current portion of long-term debt	27,576	308	—	—	—
Retained earnings (accumulated deficit)	240,084	216,111	126,963	50,576	(8,169)
Total stockholders' equity	490,456	422,807	390,098	300,013	96,543

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our audited consolidated financial statements and the notes thereto included in Item 8 of this Annual Report on Form 10-K.

Overview

We design, develop and market high performance, highly integrated and cost efficient semiconductor image sensor devices. Our main products, image-sensing devices which we refer to by the name CameraChip™ image sensors, capture an image electronically and are used in a number of consumer and commercial mass-market applications. Our CameraChip image sensors are manufactured using the complementary metal oxide semiconductor, or CMOS, fabrication process and are predominantly single-chip solutions that integrate several distinct functions including image capture, image processing, color processing, signal conversion and output of a fully processed image or video stream. We believe that our highly integrated image sensors enable camera device manufacturers to build high quality camera products that are smaller, less complex, more reliable, more cost effective and more power efficient than cameras using traditional charge-coupled devices, or CCDs.

The Current Economic and Market Environment

We operate in a challenging economic environment that has undergone significant changes in technology and in patterns of global trade. We strive to remain a leader in the development and marketing of image sensing devices based on the CMOS fabrication process and have benefited from the growing market demand for and acceptance of this technology.

We sell our products worldwide directly to original equipment manufacturers, or OEMs, which include branded customers and contract manufacturers, and value added resellers, or VARs, and indirectly through distributors. In order to ensure that we address all available markets for our image sensors, we divide our marketing efforts into two separate departments. The Mainstream Products marketing department addresses the camera cell phone and digital still camera, or DSC, markets, and the Advanced Products marketing department addresses the security and surveillance, toys and games, personal computers, automotive and medical markets.

In the camera cell phone market in particular, future revenues depend to a large extent on design wins where, on the basis of an exhaustive evaluation of available products, a particular hand-set maker determines which image sensor to design into one or more specific models. There is generally a time lag of between six and nine months between the time of a particular design win and the first shipments of the designated product. Design wins are also an important driver in the many other markets that we address, and in some cases, such as automotive applications, the time lag between a particular design win and first revenue can be longer than one year.

The overwhelming majority of sales of our products depend on decisions by engineering designers and manufacturers of products that incorporate image sensors to specify one of our products rather than one made by a competitor. In most cases, the decision to specify a particular product requires conforming other specifications of the product to the chosen image sensor and makes subsequent changes both difficult and expensive. Accordingly, the ability to produce and deliver on time reliable products in large quantities is a key competitive differentiator. Since our inception, we have shipped more than 550 million image sensors, including approximately 250 million in fiscal 2007, which demonstrates the capabilities of our production system, including our sources of offshore fabrication.

We currently outsource the wafer fabrication and packaging of our image-sensor products to third parties. We outsource the color filter and micro-lens phases of production to a joint venture. This approach allows us to focus our resources on the design, development, marketing and testing of our products and significantly reduces our capital requirements.

To increase and enhance our production capabilities, last year we completed a project with TSMC, our principal wafer supplier and one of the largest wafer fabrication companies in the world, to increase from two to four the number of their fabrication facilities, at which our products can be produced. VisEra, our joint venture with TSMC and our investments in two key back-end packaging suppliers are part of a broad strategy to ensure that we have sufficient back-end capacity for the processing of our image sensors in the various formats required by our customers. We are currently expanding our capacity with VisEra. In January 2007, we amended our joint venture agreement with TSMC to each invest an additional $27 million in VisEra. Separately, TSMC purchased 90.5 million shares from XinTec to expand XinTec's capacity. In February 2007, we entered into a foundry manufacturing agreement with Powerchip Semiconductor Corporation, or PSC. We currently perform the final testing of the majority of our products ourselves. We are also expanding our testing capacity in China, as well as our overall capability to design more custom products for our customers. As necessary, we will make further investments to ensure that we have sufficient production capacity to meet the demands of our customers as part of our ongoing efforts to lower production costs to offset, at least in part, the continuing pressure we experience on prices.

Since our end-user customers market and sell their products worldwide, our revenues by geographic location are not necessarily indicative of the geographic distribution of end-user sales, but rather indicate where the products and/or their components are manufactured or sourced. The revenues by geography are based on the country or region in which our customers issue purchase orders to us.

Many of the products using our image sensors, such as camera cell phones, digital still cameras and cameras for toys and games, are consumer electronics goods. These mass-market camera devices generally have seasonal cycles which historically have caused the sales of our customers to fluctuate quarter-to-quarter. Historically, demand from OEMs and distributors that serve such consumer product markets has been stronger in the second and third quarters of our fiscal year and weaker in the first and fourth quarters of our fiscal year. In addition, since a very large number of the manufacturers who use our products are located in China, Hong Kong and Taiwan, the pattern of demand for our image sensors has been increasingly influenced by the timing of the extended lunar or Chinese New Year holiday, a period in which the factories which use our image sensors generally close.

We believe that the market opportunity represented by camera cell phones remains very large. We benefited from growth in shipments of image sensors, particularly for camera cell phones in fiscal 2007, driven by increased demand for our VGA, 1.3-megapixel and 2.0-megapixel image sensors.

We also believe that, like the digital still camera market, camera cell phone demand will not only continue to shift toward higher resolutions, but also will increasingly fragment into multiple resolution categories. In addition, there is increased demand for customization, and several different interface standards are coming to maturity. All of these trends will require the development of an increasing variety of products.

As the markets for image sensors have grown, we have experienced competition from manufacturers of CMOS and CCD image sensors. Our principal competitors in the market for CMOS image sensors include MagnaChip, Micron, Samsung, ST Microelectronics and Toshiba. We expect to see continued price competition in the image sensor market for camera cell phones and digital cameras as those markets continue to grow. Although we believe that we currently compete effectively in those markets, our competitive position could be impaired by companies that have greater financial, technical, marketing, manufacturing and distribution resources, broader product lines, better access to large customer bases, greater name recognition, longer operating histories and more established strategic and financial relationships than we do. Such companies may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their products. Many of these competitors own and operate their own fabrication facilities, which in certain circumstances may give them the ability to price their products more aggressively than we can or may allow them to respond more rapidly than we can to changing market opportunities.

As a result of the increase in competition and the growth of various consumer-product applications for image sensors, we have experienced a shortening in the life cycle of some image-sensor products. For example, although in the security and surveillance market we continue to sell image sensors introduced more than four years ago, in the camera cell phone market, product life cycles can be as short as six months. With the shortening of product life cycles, it will be increasingly difficult to accurately forecast customer demand for our products. As a result, we face the risk of being unable to fulfill customer orders if we underestimate market demand and the risks of excess inventory and product obsolescence if we overestimate market demand for our products. The shortening of product life cycles also increases the importance of having short product development cycles and being accurate in the prediction of market trends in the design of new products. The reduction in product life cycles increases the importance of our continued investment in research and development, which we consider to be critical to our future success.

In common with many other semiconductor products and as a response to competitive pressures, the average selling prices, or ASPs, of image sensor products have declined steadily since their introduction, and we expect ASPs to continue to decline in the future. Accordingly, in order to maintain our gross margins, we and our suppliers have to work continuously to lower our manufacturing costs and increase our production yields, and in order to maintain or grow our revenues, we have to increase the number of units we sell by a large enough amount to offset the effect of declining ASPs. In addition, if we are unable to timely introduce new products that can take advantage of smaller process geometries or new products that incorporate more advanced technology and include more advanced features that can be sold at higher average selling prices, our gross margin will decline.

We have migrated the production of our new sensors to the 0.13µ process geometries, which has enabled us to increase the resolution of our image sensors while decreasing overall chip size. We initiated mass production volumes at the end of calendar 2005. Given the rapidly changing nature of our technology, there can be no assurance that we will not encounter delays or other unexpected yield issues with future products. During the early stages of production, production yields and gross margins for new products are typically lower than those of established products. We can encounter unexpected manufacturing issues, such as the unexpected back-end problems that resulted in low yields on two of our products, the first of which arose in the fourth quarter of fiscal 2005 and in the first quarter of fiscal 2006. In addition, in preparation for new product introductions, we gradually decrease production of established products. Due to our 12-14 week production cycle, it is extremely difficult to predict precisely how many units of established products we will need. It is also difficult to accurately predict the speed of the ramp of new products. As a result, it is possible that we could suffer from shortages for certain products and build inventories in excess of demand for other products. We carefully consider the risk that our inventories may be excess to expected future demand and record appropriate reserves. If, as sometimes happens, we are subsequently able to sell these reserved products, the sales have little or no associated cost and consequently they have a favorable impact on gross margins.

Strategy

Our strategic goal is to produce the image sensors of choice for all available end-use markets. The most important elements of our strategy are the following:

Maintain Technology Leadership. We intend to maintain our position as a leader in CMOS image sensor technology by continuing to develop our expertise in mixed-signal implementation, advanced pixel design, feature integration, and manufacturing processes and controls, including automated testing. Our image sensor integrates both the sensor and the signal processor into a single chip, often eliminating the requirement for a separate DSP. As a result, our CameraChip image sensors offer camera device manufacturers advantages in terms of size, power consumption, cost and ease of design. For example, we have successfully migrated full volume production from 0.80µ, 0.60µ, 0.50µ, 0.45µ , 0.25µ and 0.18µ to 0.13µ process geometries, which has enabled us to increase the resolution of our image sensors while decreasing overall chip size. We have announced the latest generation of our OmniPixel technology, our OmniPixel3 architecture, which is based on 0.11µ process geometry and expect to begin volume production in the near future. We are continuing to develop products using still narrower geometries. We have successfully developed sensor technology from 100,000 pixels to 5.17 megapixels, underscoring our ability to deliver a wide range of solutions to address changing market demands. We are committed to continue increasing image quality and to reducing the overall size of the CameraChip image sensor's array.

Continue to Develop Our Proprietary Technology to Maintain Competitive Advantage. We intend to continue to develop proprietary intellectual property to maintain our competitive advantage. We have developed a variety of proprietary technologies that expand the utility of our CameraChip solutions. For example, we have produced CameraChip image sensors capable of generating useable data in both low light and bright light conditions simultaneously. This high dynamic range, or HDR, technology enables the use of CameraChip image sensors in demanding environments such as in automotive and security applications. Our commitment to enhancing our proprietary technology is also reflected in our acquisition of CDM and its Wavefront Coding technology.

Leverage Expertise Across Multiple Mass-Market Applications. We intend to continue to focus on developing our CameraChip image sensors for multiple mass-market applications. To date we have shipped over 550 million CameraChip image sensors. As camera functionality becomes a standard feature in a wider variety of consumer, commercial and industrial applications, we expect that additional markets will emerge. In the past, we have leveraged our expertise in certain end-markets to expand into emerging mass-market applications for our CameraChip image sensors. For example, we used the expertise we developed in camera cell phone markets to develop image sensors for laptop PC applications. Other markets and applications we are focusing on include security and surveillance, toys and interactive video game consoles, and the multiple opportunities in automotive and medical applications.

Increase Our Market Presence. We intend to increase our visibility and penetration into new product designs by collaborating with OEMs, VARs and distributors and by entering into partnerships with other companies that offer complementary and supporting technologies. In certain instances we will provide design services to our contract manufacturing partners, enabling them to increase their overall value-added through the production of highly tailored end products, which we believe will increase the likelihood that they will recommend the use of our products to branded manufacturers. In addition, we will team with companies that offer complementary and supporting technologies to integrate our products with theirs for use in the reference designs that they promote to manufacturers. As a result, we believe that we are able to provide our customers with valuable design and marketing references.

Further Develop Close Customer Relationships. We intend to enhance our customer relationships by continuing to collaborate with our customers on the design and specification of their products. We work with customers during various stages of their product development cycles, including strategic decision-making, new product design and replacement design to help them develop a logical technology migration path and to ensure that our products meet their future design needs. By working closely with our customers, we believe we can better anticipate their future design needs and increase the likelihood that they will incorporate our CameraChip image sensors into their products.

Our Solution

We specifically design our highly integrated CameraChip image sensors to be cost effective and to provide high image quality. By integrating a number of distinct functions onto a single CMOS chip, including image capture, image processing, color processing, signal conversion and output of images for either digital or analog equipment, our CameraChip image sensors offer camera device manufacturers a number of benefits, including:

High Image Quality and Resolution. We have developed a number of proprietary methods for enhancing image quality by increasing our CameraChip image sensors' sensitivity to light and significantly improving their signal to noise ratio. These methods allow us to reduce the size of each individual pixel and thereby increase the number of pixels in a given sensor. The result is a portfolio of several high resolution CameraChip image sensors currently ranging up to a 5.17-megapixel product. In addition, we are able to produce CameraChip image sensors at lower resolutions with smaller pixel arrays, which serves to reduce the overall cost of the CameraChip image sensor and its supporting components, such as lenses.

Lower Cost. The highly integrated design of our CameraChip image sensor enables us to deliver image sensors to our customers at a cost which makes the cameras they are part of less and less expensive. This cost saving is driven, in large part, by the fact that we have been able to achieve a high level of functionality in a single chip, while at the same time reducing the overall size of the device. In some cases, our competitors' solutions requires components or chips to achieve the same level of functionality. Our integrated solution reduces the number of parts subject to failure and thus increases the reliability of our image sensors.

Smaller Size and Lower Power Consumption. Our highly integrated solution enables our customers to develop cameras that are smaller in size and use less power than cameras based on multi-chip solutions. For portable applications such as cell phones, size and power consumption are critical design considerations for device manufacturers. Our CameraChip image sensors integrate the image capture and signal processing circuitry on a single chip, often eliminating the requirement for a separate digital signal processor, or DSP, thus consuming less board space in the device and enabling our customers to reduce the overall size of their products or to integrate additional functions. We believe that the size and power characteristics of our CameraChip image sensors will enable us to penetrate new mass-market applications as device manufacturers take advantage of their ability to integrate complete camera functionality in their products without sacrificing other key functions or performance.

Accelerated Time to Market. The highly integrated nature of our CameraChip image sensor simplifies the design of cameras and allows our customers to shorten their product design cycles. This provides our cell phone industry and consumer electronics customers with critical competitive advantages, as time to market is typically a major determinant of product success and longevity. We also work closely with our customers to accelerate product development cycles by providing camera reference designs, engineering design review services and customer product evaluation, testing and debugging services. In addition, we have designed our manufacturing and production processes to allow us to quickly ramp production volumes to meet increased customer demand, which is particularly important in the high volume markets in which we participate.

Streamlined Manufacturing and Production. Our CameraChip image sensors are well suited for production using the relatively simple, low cost and large-scale wafer fabrication processes developed for other semiconductor products that use the CMOS process. We work closely with our foundry partners and with all the other providers of the manufacturing services we require to produce our final products to refine their processes in order to optimize sensor performance and yields.

Ease of Use. Our single chip CMOS design outputs video in industry standard formats directly from the chip. These formats include the National Television System Committee, or NTSC, format and/or the Phase Alternating Line, or PAL, format for analog video. For digital video, our sensors output unprocessed data called RGB and/or a standard signal color encoding system known as YUV. As a result, our CameraChip image sensors can be quickly and easily integrated into products targeted at numerous mass-markets. This is especially important in markets such as in cell phones, PCs and PDAs, where video-imaging expertise has not been fully developed.

Capital Resources

As of April 30, 2007, we had approximately $190.9 million in cash and cash equivalents and approximately $114.4 million in short-term investments. To mitigate market risk related to short-term investments, we have an investment policy designed to preserve the value of capital and to generate interest income from these investments without material exposure to market fluctuations. Market risk is the potential loss due to the change in value of a financial instrument as a result of changes in interest rates or bond prices. Our policy is to invest in financial instruments with short maturities, limiting interest rate exposure, and to measure performance against comparable benchmarks. We maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations with ratings of A or better and money market funds.

In June 2005, our board of directors authorized us to use up to $100 million of our available cash in an open-market program to repurchase our common stock. At the expiration of the program on June 21, 2006, we had cumulatively repurchased 5,870,000 shares of our common stock for an aggregate cost of approximately $79.6 million.

In February 2007, our board of directors approved an additional stock repurchase program that provides for the repurchase of up to $100 million of our outstanding common stock. Subject to applicable securities laws, such repurchases will be at times and in amounts as we deem appropriate, based on factors such as market conditions, legal requirements and other corporate considerations. See Note 14 – *"Treasury Stock"* to our consolidated financial statements.

Sources of Revenues

We generate almost all our revenue by selling our products directly to OEMs and VARs and indirectly through distributors. We treat sales to OEMs and VARs as one source of revenue, and distributors as another. Our revenue recognition policies for the two groups are different. See *"Critical Accounting Policies and Estimates—Revenue Recognition"* below for additional information regarding recognition of revenue.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis we re-evaluate our judgments and estimates including those related to product returns, bad debts, inventories, long-lived assets, income taxes, litigation and contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. Our significant accounting policies are more fully described in Note 2 — "*Summary of Significant Accounting Policies*" to the consolidated financial statements included in this Annual Report on Form 10-K. Our estimates reflect the following critical accounting policies:

Revenue Recognition

In general, we sell to our customers on FOB shipping point or FCA terms.

For shipments to customers without agreements that allow for returns or credits, principally OEMs and VARs, we recognize revenue using the "sell-in" method. Under this method, we recognize revenue when title passes to the customer provided that we have received a signed purchase order, the price is fixed or determinable, title and risk of loss has transferred to the customer, collection of resulting receivables is considered reasonably assured, product returns are reasonably estimable, there are no customer acceptance requirements and there are no remaining material obligations. We provide for future returns of potentially defective products based on historical experience at the time we recognize revenue. For cash consideration given to customers for which we do not receive a separately identifiable benefit or cannot reasonably estimate fair value, we record the amounts as reductions of revenue.

For shipments to distributors under agreements allowing for returns or credits, we recognize revenue using the "sell-through" method under which we defer revenue and related costs of sales until the distributor resells the product to our end-user customer and notifies us in writing of such sale. The amount billed to these distributors, less the cost of inventory shipped to but not yet sold by the distributors, is shown net on the consolidated balance sheets as deferred income. Accounting for revenue on the "sell-through" method requires that we obtain sales and inventory information from our distributors. As part of our internal control process, we observe our distributors' physical counts of their inventories of our products on a regular basis.

In order to determine whether collection is probable, we assess a number of factors, including our past transaction history with the customer and the creditworthiness of the customer. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured or upon receipt of payment.

In addition, we recognize revenue from the performance of services to a limited number of our customers by our wholly-owned subsidiary, CDM, and, through December 31, 2006, by our then consolidated affiliate, VisEra. We recognize the CDM-associated revenue under either the completed-contract or the percentage-of-completion methods. The percentage-of-completion method of accounting is used for cost reimbursement-type contracts, where revenues recognized are that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs based on current estimates of the costs to complete the projects. CDM-associated revenue has not been material in any of the periods presented. Until December 31, 2006 we recognized VisEra's service revenue from third-party customers when the production services provided by VisEra were complete and the product was shipped to the customer.

Allowance for Doubtful Accounts

We undertake credit evaluations for all major sale transactions before we release product for shipment. Normal payment terms apply upon transfer of risk of loss. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. We evaluate aged items in accounts receivable and provide allowances for doubtful accounts. Customer creditworthiness and economic conditions may change and increase the risk of collectibility and may require additional allowances, which would negatively impact our operating results. As of April 30, 2007, our allowance for doubtful accounts represented approximately 1.4% of total accounts receivable.

Allowance for Sales Returns and Warranties

Based on historical sales returns and other known factors, we provide for estimated sales returns in the same period we record the related revenues. To estimate sales returns and allowances, we analyze potential customer specific product application issues, potential quality and reliability issues and historical returns. We evaluate quarterly the adequacy of the allowance for sales returns. This allowance is reflected as a reduction to accounts receivable in our consolidated balance sheets. Increases to the reserve are recorded as a reduction to net revenues. Because the allowance for sales returns is based on our judgments and estimates, particularly as to product application, quality and reliability issues, our reserves may not be adequate to cover actual sales returns and other allowances. If our reserves are not adequate, our net revenues could be adversely affected. We warrant to our customers that our products will work in accordance with their respective specifications. Due to the cost and other complexities associated with rectifying any product defects, we do not repair any defective products. If a product is defective, the customer notifies us and, with our approval, returns the defective product. We then send replacement products to the customer. Accordingly, we account for any exposure related to defective products as a portion of our allowance for sales returns. The net change in our allowance for sales returns balance in fiscal 2007 was approximately 0.2% of revenues, and the allowance was approximately 7.6% of total accounts receivable at April 30, 2007.

Excess and Obsolete Inventory and Effect on Gross Margin

We regularly monitor inventory quantities on hand and record allowances for excess and obsolete inventories based primarily on historical usage rates and our forecast of future demand for our products. We record allowances for the cost of inventories when the number of units on hand exceeds the number of units that we forecast will be sold over a certain period of time, generally 12 months. When we recognize the allowance, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration of or increase in that newly established cost basis. Because of risk of obsolescence, we will generally provide for the costs of our inventories in excess of our forecast for the applicable period.

In fiscal 2007, 2006 and 2005, from time to time, we sold certain previously reserved products. Even though we have sold some products at a price that was less than our original cost, sales of these products improved our gross margins because the inventory was previously reserved.

We attempt to control our inventory levels so that we do not hold inventories in excess of demand for the succeeding three months. However, because we need to place non-cancelable orders with significant lead time and because it is difficult to estimate product demand, it is possible that we will build inventories in excess of demand for future periods. If we have inventories in excess of estimated product demand, we will provide an allowance, which could have a material adverse effect on our reported results of operations and financial position. In preparation for new product introductions, we gradually decrease production of established products, while preparing for production of newer products. Given our 12-14 week production cycle, it is extremely difficult to predict precisely how many units of established products we need. It is also difficult to accurately predict the speed of the ramp of new products or the projected life cycles of new products which have continued to shorten in duration. Under these circumstances, it is possible that we could suffer from shortages of certain products and also build inventories in excess of demand for other products.

Stock-Based Compensation Expense

Effective May 1, 2006, we adopted the provisions of SFAS No. 123(R). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and employee stock purchases under our employee stock purchase plan, to be recognized in our financial statements based on their respective grant date fair values. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payment awards. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions, including our stock price, expected volatility, expected term, risk-free interest rate and expected dividend yield. For expected volatility, we use an average between the historical volatility of our common stock, and the implied volatility of traded options on our common stock. The expected term of the awards is based on historical data regarding our employees' option exercise behaviors. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our history and expectation of dividend payouts. In addition to the requirement for fair value estimates, SFAS No. 123(R) also requires the recording of expense that is net of an anticipated forfeiture rate. Only expenses associated with awards that are ultimately expected to vest are included in our financial statements. Our forfeiture rate is determined based on our historical option cancellation experience.

We evaluate the Black-Scholes assumptions that we use to value our awards on a quarterly basis. With respect to the forfeiture rate, we will revise the rate, if necessary, in subsequent periods if actual forfeitures differ from our estimates. If factors change and we employ different assumptions, stock-based compensation expense related to future stock-based payments may differ significantly from estimates recorded in prior periods.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS123(R)-3, *"Transition Election Related to Accounting for Tax Effects of Share-based Payment Awards"* ("FSP 123(R)-3"). FSP 123(R)-3 provides an alternative transition method of accounting for the tax effects of adopting SFAS No. 123(R). This FSP grants one year from the later of the date of the FSP or the adoption of SFAS No. 123(R) to us for determination of the one-time election for purposes of transition. We have elected to use the long-form method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based awards granted prior to the adoption of SFAS No. 123(R).

Upon adoption of SFAS No. 123(R), we also chose to derecognize both the gross deferred tax assets and the offsetting valuation allowance pertaining to net operating loss and tax credit carryforwards that represent excess tax benefits from stock-based awards.

We have also elected to use the "with and without" approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. As a result, we will recognize a tax benefit from stock-based awards in additional paid-in capital only if an incremental tax benefit is realized after all other tax attributes currently available to us have been utilized. In addition, we have elected to account for the indirect effects of stock-based awards on other tax attributes, such as R&D tax credit, through the income statement.

Valuation of Long-Lived Assets

Although to date, we have not recognized any impairment losses, we assess whether the value of identifiable intangibles and long-lived assets, including property and equipment and prepaid wafer credits, has been impaired annually and whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Impairment evaluations involve management estimates of assets' useful lives and future cash flows. If such events occur, we would estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows were less than the carrying amount of the asset, we would recognize an impairment loss. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position. Factors we consider important that could trigger an impairment review include the following:

- operating losses;
- significant negative industry trends;
- significant underutilization of the assets; and
- significant changes in how we use the assets or our plans for their use.

Accounting for Income Taxes

As of April 30, 2007, we had recorded a valuation allowance of $2.9 million to offset California R&D tax credit carryovers. We believe that it is more likely than not that we will not realize these carryovers. In the future, when the credit is utilized and the valuation allowance is released, the release of valuation allowance will be accounted for as a reduction of the income tax expense in the year such event occurs. For fiscal 2007, 2006 and 2005, the income tax provision reflected an effective tax rate of 24%, 20% and 28%, respectively. These rates are less than the combined federal and state statutory rate of approximately 40% principally because we earn a portion of our profits in jurisdictions where tax rates are lower than the combined federal and state statutory rate.

We expect that our consolidated effective tax rate in fiscal 2008 may be higher than in fiscal 2007 but will continue to be less than the combined federal and state statutory rates. Achieving an effective tax rate in fiscal 2008 that is less than the combined federal and state statutory rates is principally dependent upon the amount of non-deductible stock-based compensation expenses and the proportion and geographic mix of our income.

Litigation and Contingencies

From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business, as well as other matters identified in *"Legal Proceedings"* in

Part I, Item 3 of this Annual Report.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringed technology, pay substantial damages under applicable law, including treble damages if we are held to have willfully infringed, cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Given the uncertainties associated with litigation, if our assessments prove to be wrong, or if additional information becomes available such that we estimate that there is a possible loss or possible range of loss associated with these contingencies, then we would record the minimum estimated liability, which could materially impact our results of operations, financial position or cash flows.

Results of Operations

The following table sets forth the results of our operations as a percentage of revenues. Our historical operating results are not necessarily indicative of the results we can expect for any future period.

	Fiscal Year Ended April 30,		
	2007	2006	2005
Revenues	100.0%	100.0%	100.0%
Cost of revenues	70.6	63.1	59.7
Gross margin	29.4	36.9	40.3
Operating expenses:			
Research, development and related	12.8	8.2	6.5
Selling, general and administrative	11.1	7.2	7.5
Litigation settlement, net of recovery of $13,000	0.6	—	—
Total operating expenses	24.5	15.4	14.0
Income from operations	4.9	21.5	26.3
Interest income, net	2.7	1.8	1.1
Other income (expense), net	(0.2)	0.2	—
Income before income taxes and minority interest	7.4	23.5	27.4
Provision for income taxes	1.8	4.7	7.7
Minority interest	1.1	0.7	—
Net income	4.5%	18.1%	19.7%

Revenues

We derive substantially all of our revenues from the sale of our image-sensor products. Revenues increased 7.4% to approximately $528.1 million in fiscal 2007 from $491.9 million in fiscal 2006. Revenues increased 26.8% to $491.9 million in fiscal 2006 from $388.1 million in fiscal 2005. Revenue growth was driven primarily by an increase in unit sales of our image-sensor products, primarily for cell phones, partially offset by a decrease in average selling prices.

Revenues from Sales to OEMs and VARs as Compared to Distributors

We sell our image-sensor products either directly to OEMs and VARs or indirectly through distributors. The percentage of revenues from sales to distributors was significantly higher in fiscal 2007 as compared to the prior fiscal year. We expect that revenues from sales through distributors will continue to represent a higher proportion of our total revenues than they have in prior fiscal years. The following table shows the percentage of revenues from sales to OEMs and VARs and distributors in each of fiscal 2007, 2006 and 2005:

	Fiscal Year Ended April 30,		
	2007	2006	2005
OEMs and VARs	60.0%	68.9%	79.4%
Distributors	40.0	31.1	20.6
Total	100.0%	100.0%	100.0%

OEMs and VARs. The one OEM customer that accounted for 10% or more of our revenues in fiscal 2007 was

Foxconn, which accounted for approximately 14.0% of our revenues. The two OEM customers that accounted for 10% or more of our revenues in fiscal 2006 were Lite-On Technology Corporation, or Lite-On, which accounted for approximately 14.6% of our revenues and Sanshin Electronics Co., Ltd., or Sanshin Electronics, which accounted for approximately 11.6% of our revenues. The two OEM customers that accounted for 10% or more of our revenues in fiscal 2005 were Lite-On, which accounted for approximately 19.1% of our revenues and Sanshin Electronics, which accounted for approximately 15.6% of our revenues. For fiscal 2007, 2006 and 2005, no other OEM or VAR customer accounted for 10% or more of our revenues.

Distributors. The two distributors that accounted for 10% or more of our revenues in fiscal 2007 were World Peace and SiDa Electronics, which accounted for approximately 15.1% and 12.9% of our revenues, respectively. The one distributor that accounted for 10% or more of our revenues in fiscal 2006 and 2005 was World Peace, which accounted for approximately 13.7% and 10.9% of our revenues, respectively. For fiscal 2007, 2006 and 2005, no other distributor accounted for 10% or more of our revenues.

Revenues from Domestic Sales as Compared to Foreign Sales

The following table shows the percentage of our revenues derived from sales of our image-sensor products to domestic customers as compared to foreign customers in each of fiscal 2007, 2006 and 2005:

	Fiscal Year Ended April 30,		
	2007	2006	2005
Domestic sales	1.0%	1.0%	0.8%
Foreign sales	99.0	99.0	99.2
Total	100.0%	100.0%	100.0%

We derive the majority of our foreign sales from customers in Asia and, to a lesser extent, in Europe. Over time, our sales to Asia-Pacific customers have increased primarily as a result of the continuing trend of outsourcing the production of consumer electronics products to Asia-Pacific manufacturers and facilities and to the increasing markets in Asia for consumer products. Because of the preponderance of Asia-Pacific manufacturers and the fact that virtually all products incorporating our image-sensor products are sold globally, we believe that the geographic distribution of our sales does not accurately reflect the geographic distribution of sales into end-user markets of products which incorporate our image sensors.

Gross Profit

Comparison of Fiscal 2007 and Fiscal 2006

Our gross margin for fiscal 2007 was 29.4% of revenues, down from the 36.9% we reported for fiscal 2006. The principal cause of the year-over-year decline in our gross margin was the decline in our average selling prices and a less favorable product mix, in particular the larger share of lower-margin VGA sensors in our unit and dollar volume as compared to the previous year, which were only partially offset by reductions in our production costs.

During fiscal 2007, we recognized credits of $3.8 million in compensation from suppliers whose product quality in previous periods did not meet our standards. In addition, we recorded approximately $3.7 million in stock-based compensation expense to cost of revenues in fiscal 2007 in accordance with SFAS No. 123(R). We adopted SFAS No. 123(R) effective May 1, 2006 and there was no similar expense in the prior fiscal year. The sale of the products that were affected by the back-end yield issues which arose in the fourth quarter of fiscal 2005 and the first quarter of fiscal 2006 reduced our gross margin in fiscal 2006 by approximately 400 basis points.

Revenue from sales of previously reserved products in fiscal 2007 was $12.6 million, as compared to $10.1 million in the prior fiscal year. In fiscal 2007, we recorded provisions of $8.2 million to cost of sales for excess and obsolete inventory as compared to $11.5 million in the prior fiscal year.

In fiscal 2006, we consolidated the operating results of SOI. Consolidating SOI reduced our gross margin by approximately 40 and 70 basis points in fiscal 2007 and 2006, respectively; however, because SOI's operating expense ratio is lower than ours, SOI's operating income as a percentage of revenue, or operating margins, are comparable to ours and do not have a material impact on our consolidated operating margins.

Comparison of Fiscal 2006 and Fiscal 2005

Our gross margin for fiscal 2006 was 36.9% of revenues, down from the 40.3% we reported for fiscal 2005. The principal cause of the year-over-year decline in our gross margin was a decline in our average selling prices, offset, in part, by a more favorable product mix and by reductions in our production costs.

Revenue from sales of previously reserved products in fiscal 2006 was $10.1 million, as compared to $13.0 million in the prior fiscal year. In fiscal 2006, we recorded an allowance for excess and obsolete inventory totaling $11.5 million to cost of sales as compared to $10.7 million in the prior fiscal year. In fiscal 2005, our gross profit benefited from a $1.4 million reduction in cost of goods sold as the result of the settlement of a dispute related to the late cancellation of an order from one of our customers.

In fiscal 2006, we consolidated the operating results of SOI, whereas in the prior year period we accounted for SOI under the equity method of accounting. Consolidating SOI reduced our gross margin by approximately 70 basis points in fiscal 2006; however, because SOI's operating expense ratio is lower than ours, SOI's operating income as a percentage of revenue, or operating margins, are comparable to ours and do not have a material impact on our consolidated operating margins. Beginning in the second quarter of fiscal 2006, we consolidated VisEra.

Research, Development and Related

Research, development and related expenses consist primarily of compensation and personnel-related expenses, non-recurring engineering costs and costs for purchased materials, designs, tooling, depreciation of computers and workstations, and amortization of acquired intangible intellectual property and computer aided design software. Because the number of new designs can fluctuate from period to period, research, development and related expenses may fluctuate significantly. Research, development and related expenses for fiscal 2007, 2006 and 2005 were approximately $67.6 million, $40.6 million and $25.5 million, respectively. As a percentage of revenues, research, development and related expenses for fiscal 2007, 2006 and 2005 represented 12.8%, 8.2% and 6.5%, respectively.

Comparison of Fiscal 2007 and Fiscal 2006

The increase in research, development and related expenses of approximately $27.0 million, or 66.5%, in fiscal 2007 as compared to fiscal 2006 resulted primarily from the recognition of $12.5 million in stock-based compensation expense recognized with the adoption of SFAS No. 123(R), a $8.5 million increase in salary and payroll-related expenses associated with the hiring of additional personnel, a $1.9 million increase in software expenses, a $1.3 million increase in non-recurring engineering expenses related to new product development and a $1.0 million increase in amortization expenses of acquired intangible assets. The increase in non-recurring engineering expenses is primarily due to an increase in the number of new designs we released to our foundry partners. We anticipate that our research, development and related expenses will continue to increase as we develop and introduce new products employing our OmniPixel3 and Wavefront Coding technologies and develop other new technologies related to image sensors.

Comparison of Fiscal 2006 and Fiscal 2005

The increase in research, development and related expenses of approximately $15.1 million, or 59.1%, in fiscal 2006 as compared to fiscal 2005 resulted primarily from a $5.7 million increase in salary and payroll-related expenses associated with the hiring of additional personnel, a $5.5 million increase in amortization expenses of acquired intangible assets primarily associated with the acquisition of CDM, a $1.0 million increase in office expenses, a $0.7 million increase in patent-related expenses, a $0.5 million increase in facility-related expenses and a $0.5 million increase in outside service expenses.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of compensation and personnel related expenses, commissions paid to distributors and manufacturers' representatives and insurance and legal expenses. Selling, general and administrative expenses for fiscal 2007, 2006 and 2005 were approximately $58.7 million, $35.3 million and $29.0 million, respectively. As a percentage of revenues, selling, general and administrative expenses for fiscal 2007, 2006 and 2005 represented 11.1%, 7.2% and 7.5%, respectively.

Comparison of Fiscal 2007 and Fiscal 2006

The increase in selling, general and administrative expenses of approximately $23.4 million, or 66.1%, for fiscal 2007 from fiscal 2006 resulted primarily from the recognition of $13.4 million in stock-based compensation expense recognized with the adoption of SFAS No. 123(R), a $5.7 million increase in salary and payroll-related expenses associated with the hiring of additional personnel, a $1.5 million increase in commissions paid to distributors and manufacturers' representatives associated with increased revenues, a $1.4 million increase in outside service expenses and a $1.0 million increase in facility expenses, partially offset by a $1.5 million reduction in legal expenses. We anticipate that our selling, general and administrative expenses will increase in the future due to the continued expansion of our organization and the continuing upgrade of our computer systems, including our enterprise resource planning, or ERP, and other management information systems.

Comparison of Fiscal 2006 and Fiscal 2005

The increase in selling, general and administrative expenses of approximately $6.3 million, or 21.7%, for fiscal 2006 from fiscal 2005 resulted primarily from: a $5.5 million increase in salary and payroll-related expenses, a $0.9 million increase in accounting expenses resulting from the work we performed to comply with the requirements of the Sarbanes-Oxley legislation and audit-related expenses due to the increasing size and complexity of our organization, a $0.6 million increase in outside service expenses, a $0.6 million increase in travel expenses, and a $0.5 million increase in our provision for bad debts. These increases were partially offset by a $1.1 million reduction in legal expenses due principally to the absence of the expenses incurred in the prior year for the investigation into, and subsequent restatement of, our financial statements for the first three quarters of fiscal 2004 and a $0.9 million reduction in stock compensation charges.

Litigation Settlement, net of recovery of $13.0 million

We accrued $3.3 million in litigation settlement expenses in fiscal 2007, net of recovery of $13.0 million, to reflect our share of a tentative settlement of a securities class action lawsuit pending in the United States District Court for the Northern District of California. The parties have executed a Stipulation of Settlement that was filed with the Court in May 2007. Notice of the settlement must be provided to the purported shareholder class and the Court must approve the settlement in order for it to become final. Litigation settlement expenses for fiscal 2007 represented 0.6% of revenue. See Note 17 – *"Commitments and Contingencies"* of the Notes to our consolidated financial statements.

Interest Income, Net

We invest our cash, cash equivalents and short-term investments in interest-bearing accounts consisting primarily of money market funds, commercial paper, certificates of deposit, high-grade corporate securities and government bonds with maturities from the date of purchase up to 39 years. Interest income, net, for fiscal 2007, 2006 and 2005 was approximately $14.6 million, $8.9 million and $4.2 million, respectively. Interest income, net, increased in fiscal 2007 as compared to fiscal 2006 as a result of both of higher balances in interest-bearing accounts resulting primarily from cash from operations, and by higher interest rates. Interest income, net, increased in fiscal 2006 as compared to fiscal 2005 as a result of higher balances in interest-bearing accounts resulting primarily from cash from operations, and by higher interest rates.

Other Income (Expense), Net

Our portion of the income recorded under the equity method of accounting is included in Other income (expense), net. (See Note 5 – *"Long-term Investments"* of the Notes to our consolidated financial statements.) Other income (expense), net, for fiscal 2007 was expense of $1.3 million and consisted of approximately $1.7 million representing our portion of the income recorded by XinTec and $225,000 representing our portion of the income recorded by ImPac Technology Co., Ltd., or ImPac. Offsetting these items was a $2.9 million contra-income item, which reflected residual income attributable to the 52.9% interest in VisEra that we do not own. The income was earned through our sale of inventory purchased from VisEra prior to January 1, 2007, the effective date of the deconsolidation. Prior to the deconsolidation, we reported the income attributable to the equity interest that we did not own as part of minority interest expense. In the eight months ended December 31, 2006, we accounted for XinTec under the equity method prior to our reversion to the cost method beginning on January 1, 2007. There was also a $492,000 expense reflecting the change in fair value of an interest rate swap. See Note 9 – *"Borrowing Arrangements"* of the Notes to our consolidated financial statements.

Other income (expense), net, for fiscal 2006 was income of $0.9 million on a net basis and consisted of $1.3 million as our portion of the income recorded by XinTec which we accounted for in fiscal 2006 using the equity method of accounting, partially offset by other expenses. Other income (expense), net, for fiscal 2005 was an expense of $0.2 million on a net basis and consisted principally of our portion of the losses recorded by ImPac which we accounted for in fiscal 2005 using the equity method of accounting, partially offset by income recorded by SOI another investee company which we accounted for during fiscal 2005 using the equity method of accounting.

Provision for Income Taxes

We generated approximately $39.1 million, $115.7 million and $106.1 million in income before income taxes and minority interest for fiscal 2007, 2006 and 2005, respectively. We recorded a provision for income taxes for fiscal 2007, 2006 and 2005 of approximately $9.4 million, $23.1 million and $29.7 million, respectively. For fiscal 2007, 2006 and 2005, the effective rates were 24.0%, 20.0% and 28.0%, respectively. These rates were less than the combined federal and state statutory rate of approximately 40% because we earn a substantial portion of our income in jurisdictions where tax rates are lower than in the United States. The higher effective tax rate for fiscal 2007 as compared to fiscal 2006 was principally due to the unfavorable impact of the adoption of SFAS No. 123(R), partially offset by an increase in tax exempt interest income, an increase in the research and development, or R&D, tax credit due to the retroactive extension of the United States R&D tax credit, the release of tax reserves due to expiration of statute of limitations on assessment, and the change in proportion and geographical mix of income. The lower effective tax rate for fiscal 2006 as compared to fiscal 2005 was due to the geographic mix of income between domestic and foreign entities for fiscal 2006. We expect that our consolidated effective tax rate in fiscal 2008 will continue to be less than the combined federal and state statutory rates. The extent to which our effective tax rate in fiscal 2008 is less than the combined federal and state statutory rates is principally contingent upon the amount of non-deductible stock-based compensation and the proportion and geographic mix of our total pre-tax income. We anticipate that there will be greater volatility in our future effective tax rates due to the adoption of FIN 48, *See "Recent Accounting Pronouncements"* below for further discussion.

Minority Interest

Minority interest for fiscal 2007 and fiscal 2006 was $5.8 million and $3.4 million, respectively. There was no minority interest in fiscal 2005. In fiscal 2007, approximately $267,000 represents the 54.6% interest that we did not own in the net income of SOI and approximately $5.5 million represents the 52.9% interest that we did not own in the net income of VisEra. In fiscal 2006, approximately $1.4 million represents the 51.0% interest that we did not own in the net income of SOI and approximately $2.0 million represents the 54.4% interest that we did not own in the net income of VisEra. There was no minority interest in fiscal 2005.

Liquidity and Capital Resources

Our principal sources of liquidity at April 30, 2007 consisted of cash, cash equivalents and short-term investments of $305.3 million.

Liquidity

Our working capital decreased by approximately $6.3 million to $357.0 million as of April 30, 2007 from $363.3 million as of April 30, 2006. The decrease was primarily attributable to: a $49.3 million decrease in cash and cash equivalents; a $13.8 million increase in the accrual for the settlement of the securities class-action litigation; a $13.5 million increase in accounts payable; a $9.2 million increase in accrued income taxes payable which increased as a consequence of additional provisions in fiscal 2007 and a $2.5 million increase in deferred income. These decreases were partially offset by: a $64.7 million increase in inventories as the result of increases in product demand for the first quarter of fiscal 2008 which required us to accelerate our production schedules in the fourth quarter; a $13.0 million increase in recoverable insurance proceeds associated with the settlement of the securities class-action litigation; $3.8 million decrease in accrued expenses and other current liabilities to support increased levels of operations and a $1.6 million increase in refundable and deferred income taxes.

In March 2007, we purchased a complex of four buildings in Santa Clara, California, or the Santa Clara Property. In connection with the purchase, we entered into a Loan and Security Agreement with a domestic bank on March 16, 2007. The Loan and Security Agreement provides for a term mortgage loan in the principal amount of $27.9 million, or the Mortgage Loan, and a secured line of credit with an aggregate maximum principal amount of up to $12.0 million, or the Term Loan. Borrowings under the Mortgage loan accrue interest at the London Interbank Borrowing Rate, or LIBOR, rate plus 90 basis points. Borrowings under the Term loan accrue interest at the LIBOR rate plus 125 basis points. The Mortgage and Term Loans mature on March 31, 2017 and September 30, 2012, respectively.

In order to secure the obligations, on March 16, 2007 we also entered into a Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing made by us to First American Title Insurance Company for the benefit of the domestic bank and a Stock Pledge Agreement between us and the domestic bank.

The Loan and Security Agreement requires us to comply with certain affirmative covenants including, but not limited to, meeting certain minimum financial standards, as well as certain negative covenants limiting our ability to take certain actions without the prior written consent of the domestic bank including, but not limited to, selling or leasing the Santa Clara Property or merging or consolidating with another entity. In addition, the Loan and Security Agreement provides that upon the occurrence of certain events of default our obligations under the Loan and Security Agreement may become immediately due and payable, or the domestic bank may cease making additional advances under the Term Loan or otherwise extending credit to us under the Loan and Security Agreement. As of April 30, 2007, we were in compliance with the financial covenants of the Loan and Security agreement.

As of April 30, 2007, the entire $27.9 million amount of the Mortgage Loan was outstanding. Of the $27.9 million, $27.4 million and was classified as a long-term obligation on the Consolidated Balance Sheets. At April 30, 2007, the interest rate under the Mortgage Loan was 6.2%. As of April 30, 2007, there were no borrowings outstanding under the Term Loan. See Note 9 – *"Borrowing Arrangements"* of the Notes to our consolidated financial statements.

Concurrent with the Mortgage Loan, we also entered into an interest rate swap with the bank to help manage interest rate risk. The swap is for a period of ten years, and the notional amount of the swap approximates the principal outstanding under the Mortgage Loan. We are the fixed rate payer under the swap with a fixed rate of approximately 5.3% per annum, and the effective rate on the Mortgage Loan is fixed at approximately 6.2%. We measure the swap at fair value and record it as either an asset or a liability, depending on whether the fair value is a gain or loss to us.

SOI maintains four unsecured lines of credit with three commercial banks, which provide a total of approximately $3.4 million in available credit. All borrowings under the four lines of credit maintained by SOI bear interest at the market interest rate prevailing at the time of borrowing. There are no financial covenant requirements for these facilities and at April 30, 2007, there were no borrowings outstanding under these facilities.

Cash Flows From Operating Activities

For fiscal 2007, net cash provided by operating activities totaled approximately $42.5 million as compared to $136.9 million for fiscal 2006. The principal components of the current year amount were: net income of approximately $24.0 million for fiscal 2007, adjusted for non-cash charges of $29.7 million in stock-based compensation, $13.0 million in depreciation and amortization, $5.8 million in the minority interest in the net income of our consolidated affiliate, $3.6 million of gains in equity investments and $1.8 million in excess tax benefits from stock-based compensation; a $16.0 million increase in accrued income taxes payable; a $34.4 million increase in accounts payable and a $10.2 million increase in accrued expenses and other current liabilities. These increases were partially offset by: a $70.1 million increase in inventories; a $19.9 million increase in prepaid expenses and other current assets; a $8.1 million increase in refundable and deferred income taxes and a $75,000 increase in accounts receivable, net. The $75,000 increase in accounts receivable, net, reflects the decline in the level of revenues during the fourth quarter of fiscal 2007, and the increase in days of sales outstanding as of April 30, 2007 to 49 days from 45 days as of April 30, 2006. The $19.9 million increase in prepaid expenses and other current assets principally reflects $13.0 million in recoverable insurance proceeds associated with the settlement of securities class-action litigation. The $10.2 million increase in accrued expenses and other current liabilities resulted from a litigation settlement accrual associated with the settlement of securities class-action litigation. The $70.1 million increase in inventories was principally the result of increases in product demand for the first quarter of fiscal 2008 which required us to accelerate our production schedules in the fourth quarter. The increase in inventory balances resulted in a decline in annualized inventory turns to 3.1 as of April 30, 2007 from 6.1 as of April 30, 2006. Our accrued income taxes payable increased as a consequence of additional provisions in fiscal 2007.

For fiscal 2006, net cash provided by operating activities totaled approximately $136.9 million as compared to $88.8 million for fiscal 2005, primarily due to net income of approximately $89.1 million for fiscal 2006, adjusted for non-cash charges of $10.6 million in depreciation and amortization, $3.4 million in the minority interest in the net income of consolidated affiliates and $2.9 million in tax benefits from stock option exercises, a $19.8 million increase in accrued income taxes payable, a $15.4 million increase in accounts payable, a $6.6 million increase in accrued expenses and other current liabilities, a $3.7 million decrease in refundable and deferred income taxes and a $3.4 million decrease in inventories, partially offset by a $6.7 million increase in prepaid expenses and other current assets, and $6.0 million increase in accounts receivable, net. The $6.0 million increase in accounts receivable, net, reflects the higher level of revenues during fiscal 2006, partially offset by a decrease in days of sales outstanding to 45 days as of April 30, 2006 from 52 days as of April 30, 2005. The $3.4 million decrease in inventories was attributable to our reduction of finished goods inventories late in the fiscal year, partially offset by an increase in work-in-process inventory. Inventory turns increased to 6.1 as of April 30, 2006 from 4.5 as of April 30, 2005.

Cash Flows From Investing Activities

For fiscal 2007, cash used in investing activities increased to approximately $142.4 million from $16.9 million for fiscal 2006 due primarily to: $82.8 million in purchases of property, plant and equipment; $27.0 million in purchases of long-term investments; $20.6 million resulting from the deconsolidation of VisEra and $11.4 million in net purchases of short-term investments.

For fiscal 2006, cash used in investing activities decreased to approximately $16.9 million from $38.3 million for fiscal 2005 due primarily to: $22.7 million in purchases of property, plant and equipment; $12.5 million of in purchases of long-term investments, and $5.5 million in purchases of intangible assets. These uses were partially offset by a $13.8 million in proceeds from the consolidation of VisEra, net of cash payments and $10.0 million in net proceeds from the sales or maturities of short-term investments.

Cash Flows From Financing Activities

For fiscal 2007, net cash provided by financing activities totaled approximately $50.5 million as compared to net cash used in financing activities of $50.9 million for fiscal 2006 primarily due to: $27.9 million in proceeds from long-term borrowings under our Mortgage loan to purchase the Santa Clara Property; $10.5 million principally in a cash contribution to VisEra by TSMC and Dai Nippon Printing Co., Ltd.; $10.6 million in proceeds from the exercise of stock options and employee purchases through our employee stock purchase plan for fiscal 2007 as compared to $19.2 million for fiscal 2006 and $1.8 million in excess tax benefits from stock-based compensation.

For fiscal 2006, net cash used in financing activities totaled approximately $50.9 million as compared to net cash provided by financing activities of $5.4 million for fiscal 2005 primarily due to $79.6 million in payments for repurchase of our common stock, partially offset by an increase in proceeds from the exercise of stock options and employee purchases through our employee stock purchase plan to approximately $19.2 million for fiscal 2006 as compared to $5.4 million for fiscal 2005 and $9.5 million in a cash contribution to VisEra by TSMC.

Capital Resources

We currently expect our available cash, cash equivalents and short-term investments, together with cash that we expect to generate from business operations, will be sufficient to satisfy our foreseeable capital requirements. Other than normal working capital requirements, we expect our capital requirements in fiscal 2008 to consist primarily of funding at VisEra to expand capacity available to us and to complete the upgrade and expansion of our testing capacity.

We are obligated to pay an additional $10.0 million in cash upon the sale, prior to the end of April 2009, of a pre-determined number of revenue-producing products incorporating CDM's technology. CDM and the costs associated with the acquisition are included in our consolidated balance sheets at April 30, 2007 and 2006.

In June 2005, our board of directors authorized us to use up to $100 million of our available cash in an open-market program to repurchase our common stock. At the expiration of the program on June 21, 2006, we had cumulatively repurchased 5,870,000 shares of our common stock for an aggregate cost of approximately $79.6 million.

In February 2007, our board of directors authorized a further $100 million stock repurchase program. As of April 30, 2007, we had not repurchased any shares under this program.

Our ability to generate cash from operations in the future is subject to substantial risks described above under Item 1A. "*Risk Factors.*" We encourage you to review these risks carefully.

Contractual Obligations and Commercial Commitments

The following summarizes our contractual obligations and commercial commitments as of April 30, 2007 and the effect such obligations and commitments are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations:					
Operating leases	$ 14,164	$ 4,324	$ 8,369	$ 1,274	$ 197
Capital leases	280	146	134	—	—
Mortgage obligation	27,927(3)	485	1,063	1,203	25,176
Noncancelable orders	100,554	100,554	—	—	—
Total contractual obligations	142,925	105,509	9,566	2,477	25,373
Other Commercial Commitments:					
Investment in HWSC	3,000(1)	3,000	—	—	—
Investment in Shanghai Design Center	22,060(2)	—	22,060	—	—
Total commercial commitments	25,060	3,000	22,060	—	—
Total contractual obligations and commercial commitments	$167,985	$108,509	$ 31,626	$ 2,477	$ 25,373

(1) Represents the remaining $3.0 million of registered capital for our subsidiary, HWSC. See Note 17 – "*Commitments and Contingencies*" to our consolidated financial statements.

(2) Over the next two years, we expect to invest a total of approximately $30.0 million in our subsidiary, SDC, of which we have already invested $7.5 million. SDC will use the funds to develop land and construct facilities for its use. See Note 17 – "*Commitments and Contingencies*" to our consolidated financial statements.

(3) In March 2007, we entered into a mortgage loan with a domestic bank in the amount of $27.9 million. See Note 9 – "*Borrowing Arrangements*" to our consolidated financial statements.

Other Financial Arrangements

As of April 30, 2007, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48. FIN 48 requires that we recognize in our consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criterion. The tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the consolidated financial statements prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact FIN 48 will have on our financial position, results of operations or cash flows. Based on our preliminary analysis, we expect a substantial portion of our accrued income taxes payable balance of $61.6 million as of April 30, 2007 to be reclassified in fiscal 2008 as a non-current liability. In addition, the adoption of FIN 48 may result in greater volatility in our future effective tax rates.

In September 2006, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 157, "*Fair Value Measurements*," or SFAS No. 157, which defines fair value, establishes guidelines for measuring fair value and expands the requisite disclosures for fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather establishes a common definition of fair value to be used throughout generally accepted accounting principles. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of fiscal 2009. Our adoption of the provisions of SFAS No. 157 is not expected to have a material effect on our financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* or SFAS No. 159, which permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of fiscal 2009. We are currently evaluating the impact SFAS No. 159 may have on our financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We sell our products globally, in particular to branded customers, contract manufacturers, VARs and distributors in China, Hong Kong, Japan, Korea and Taiwan.

The great majority of our transactions with our customers and vendors are denominated in U.S. dollars. The expenses we incur in currencies other than U.S. dollars include certain costs affecting gross profit, selling, general and administrative and research, development and related expenses, which are primarily incurred in China, where the Chinese Yuan Renminbi ("CNY") is the local currency and Taiwan, where the New Taiwan dollar is the local currency. Since July 2005, the Chinese central bank has benchmarked the CNY against a basket of currencies, and as of April 30, 2007 has allowed the CNY to appreciate by approximately 6.8% against the U.S. dollar.

As of April 30, 2007, the functional currency of our wholly-owned subsidiaries located in Hong Kong, OmniVision Technologies (Hong Kong) Company Limited and OmniVision Trading (Hong Kong) Company Ltd., in the Cayman Islands, OmniVision International Holding, Ltd. and HuaWei Technology International, Ltd., and in China, HWSC and SDC, is the U.S. dollar. Our other wholly-owned subsidiaries have their respective local currencies as their functional currencies. The functional currency of our consolidated affiliate, SOI, is the New Taiwan dollar. Transaction gains and losses resulting from transactions denominated in currencies other than the respective functional currencies are included in "Other income (expense), net" for the periods presented. The amounts of transaction gains and losses for fiscal 2007, 2006 and 2005 were not material.

Given that the only expenses that we incur in currencies other than U.S. dollars are certain costs which historically have not been a significant percentage of our revenues, we do not believe that our foreign currency exchange rate fluctuation risk is significant. Consequently, we do not believe that a 10% change in foreign currency exchange rates would have a significant effect on our future net income or cash flows.

We have not hedged exposures denominated in foreign currencies or used any other derivative financial instruments as we do not believe that we currently have any significant direct foreign currency exchange rate risk. Although we transact our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the competitiveness of our products and results of operations.

Market Interest Rate Risk

Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and, in the future, the fair market value of our investments. We manage our exposure to financial market risk by performing ongoing evaluations of our investment portfolio. We presently invest in money market funds, certificates of deposit issued by banks, commercial paper, certificates of deposit, high-grade corporate securities and government bonds maturing approximately 18 months or less from the date of purchase. We also invest in auction rate securities which have a final maturity date of up to thirty years but whose interest rate is reset principally up to every 35 days, and in variable rate demand notes, which have a final maturity date of up to thirty years but whose interest rate is reset at varying intervals typically between 1 and 7 days. Due to the short maturities of our investments, the carrying value should approximate the fair market value. In addition, we do not use our investments for trading or other speculative purposes. Due to the short duration of our investment portfolio, we do not expect that an immediate 10% change in interest rates would have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates.

During fiscal 2007, we financed the purchase of a four-building complex with an $27.9 million mortgage loan. The mortgage loan is a variable rate loan which bears interest at LIBOR plus 90 basis points and changes in the interest rate will affect our interest payments. Concurrent with the mortgage loan, we also entered into an interest rate swap with a notional amount that approximates the principal outstanding under the mortgage loan. We are the fixed rate payer under the swap with a fixed rate of 5.27%. Consequently, we do not believe that a hypothetical 10% change in LIBOR would have a material effect on our annual interest expense.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

OMNIVISION TECHNOLOGIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of OmniVision Technologies, Inc.:

We have completed integrated audits of OmniVision Technologies, Inc.'s consolidated financial statements and of its internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of OmniVision Technologies, Inc. and its subsidiaries at April 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, effective May 1, 2006, the Company changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), *"Share-based Payments."*

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of April 30, 2007 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
June 27, 2007

OMNIVISION TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	April 30, 2007	April 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 190,878	$ 240,227
Short-term investments	114,432	114,278
Accounts receivable, net of allowances for doubtful accounts and sales returns	65,666	65,916
Inventories	119,663	54,973
Refundable and deferred income taxes	3,356	1,708
Prepaid expenses and other current assets	8,717	9,158
Recoverable insurance proceeds (Note 17)	13,000	—
Total current assets	515,712	486,260
Property, plant and equipment, net	64,363	38,010
Long-term investments	67,281	18,673
Goodwill	7,541	4,892
Intangibles, net	20,493	26,245
Other long-term assets	12,669	3,189
Total assets	$ 688,059	$ 577,269
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 56,290	$ 42,770
Accrued expenses and other current liabilities	17,524	21,351
Litigation settlement accrual	13,750	—
Accrued income taxes payable	61,617	52,406
Deferred income	8,873	6,329
Current portion of long-term debt	631	152
Total current liabilities	158,685	123,008
Long-term liabilities:		
Non-current portion of long-term debt	27,576	308
Other long-term liabilities	6,998	4,033
Total long-term liabilities	34,574	4,341
Total liabilities	193,259	127,349
Commitments and contingencies (Note 17)		
Minority interest	4,344	27,113
Stockholders' equity:		
Common stock, $0.001 par value; 100,000,000 shares authorized; 60,810,998 issued and 54,940,998 outstanding at April 30, 2007 and 59,743,625 shares issued and 53,873,625 outstanding at April 30, 2006, respectively	61	60
Additional paid-in capital	329,012	285,112
Accumulated other comprehensive income	867	1,092
Treasury stock, 5,870,000 shares at April 30, 2007 and 2006	(79,568)	(79,568)
Retained earnings	240,084	216,111
Total stockholders' equity	490,456	422,807
Total liabilities, minority interest and stockholders' equity	$ 688,059	$ 577,269

The accompanying notes are an integral part of these Consolidated Financial Statements.

OMNIVISION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Year Ended April 30,		
	2007	2006	2005
Revenues	$ 528,143	$ 491,926	$ 388,062
Cost of revenues	372,776	310,250	231,508
Gross profit	155,367	181,676	156,554
Operating expenses:			
Research, development and related	67,570	40,572	25,494
Selling, general and administrative	58,674	35,320	29,012
Litigation settlement, net of recovery of $13,000 (Note 17)	3,300	—	—
Total operating expenses	129,544	75,892	54,506
Income from operations	25,823	105,784	102,048
Interest income, net	14,580	8,949	4,218
Other income (expense), net	(1,285)	933	(173)
Income before income taxes and minority interest	39,118	115,666	106,093
Provision for income taxes	9,392	23,133	29,706
Minority interest	5,753	3,385	—
Net income	$ 23,973	$ 89,148	$ 76,387
Net income per share:			
Basic	$ 0.44	$ 1.64	$ 1.35
Diluted	$ 0.43	$ 1.56	$ 1.24
Shares used in computing net income per share:			
Basic	54,706	54,268	56,688
Diluted	55,234	56,958	61,566

The accompanying notes are an integral part of these Consolidated Financial Statements.

OMNIVISION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Common Stock		Deferred Compensation	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Total	Comprehensive Income
	Shares	Amount							
Balance at May 1, 2004	56,212,119	$ 56	$ (20)	$249,405	$ (4)	$ —	$ 50,576	$300,013	$ 58,741
Exercise of stock options	934,326	1	—	3,835	—	—	—	3,836	
Employee stock purchase plan	119,690	—	—	1,564	—	—	—	1,564	
Grant of fully-vested options to non-employees	—	—	—	938	—	—	—	938	
Tax benefits from stock options	—	—	—	2,104	—	—	—	2,104	
Shares issued for CDM Optics, Inc. acquisition	368,206	1	—	5,256	—	—	—	5,257	
Amortization of deferred compensation	—	—	20	—	—	—	—	20	
Translation gains	—	—	—	—	1	—	—	1	$ 1
Unrealized losses on available-for-sale securities, net	—	—	—	—	(22)	—	—	(22)	(22)
Net income	—	—	—	—	—	—	76,387	76,387	76,387
Balance at April 30, 2005	57,634,341	58	—	263,102	(25)	—	126,963	390,098	$ 76,366
Exercise of stock options	1,992,887	2	—	17,584	—	—	—	17,586	
Employee stock purchase plan	116,397	—	—	1,565	—	—	—	1,565	
Purchase of stock for treasury	(5,870,000)	—	—	—	—	(79,568)	—	(79,568)	
Grant of fully-vested options to non-employees	—	—	—	6	—	—	—	6	
Tax benefits from stock options	—	—	—	2,855	—	—	—	2,855	
Translation gains	—	—	—	—	1,142	—	—	1,142	$ 1,142
Unrealized losses on available-for-sale securities, net	—	—	—	—	(25)	—	—	(25)	(25)
Net income	—	—	—	—	—	—	89,148	89,148	89,148
Balance at April 30, 2006	53,873,625	60	—	285,112	1,092	(79,568)	216,111	422,807	$ 90,265
Exercise of stock options	858,833	1	—	7,798	—	—	—	7,799	
Employee stock purchase plan	206,800	—	—	2,829	—	—	—	2,829	
Employee stock-based compensation	—	—	—	29,660	—	—	—	29,660	
Tax effect from stock-based compensation	—	—	—	(728)	—	—	—	(728)	
Goodwill adjustment for put rights issued to CDM Optics, Inc. *selling stockholders*	—	—	—	1,894	—	—	—	1,894	
Shares issued for CDM Optics, Inc. acquisition	1,740	—	—	34	—	—	—	34	
Change-of-interest benefit from minority investments	—	—	—	2,413	—	—	—	2,413	$ 2,413
Translation losses	—	—	—	—	(220)	—	—	(220)	(220)
Unrealized losses on available-for-sale securities, net	—	—	—	—	(5)	—	—	(5)	(5)
Net income	—	—	—	—	—	—	23,973	23,973	23,973
Balance at April 30, 2007	54,940,998	$ 61	$ —	$329,012	$ 867	$ (79,568)	$240,084	$490,456	$ 26,161

The accompanying notes are an integral part of these Consolidated Financial Statements.

OMNIVISION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended April 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 23,973	$ 89,148	$ 76,387
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,012	10,598	3,037
Change in fair value of interest rate swap	492	—	—
Stock-based compensation	29,660	6	958
Tax effect from stock-based compensation	(728)	2,855	2,104
Minority interest in net income of consolidated affiliates	5,753	3,385	—
Equity investment (gain) loss, net	(3,639)	(847)	149
Affiliate stock grants	179	—	—
Write-down of inventories	8,235	11,544	10,702
Excess tax benefits from stock-based compensation	(1,836)	—	—
Loss on disposal of property, plant and equipment	7	19	96
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net	(75)	(6,049)	(5,870)
Inventories	(70,131)	(8,130)	(27,076)
Refundable and deferred income taxes	(8,131)	3,709	1,391
Prepaid expenses and other current assets	(19,865)	(6,713)	(161)
Accounts payable	34,375	15,449	(1,939)
Accrued expenses and other current liabilities	10,210	6,577	1,362
Accrued income taxes payable	15,976	19,784	31,019
Deferred income	2,544	846	(3,402)
Deferred tax liabilities	2,498	(5,314)	—
Net cash provided by operating activities	42,509	136,867	88,757
Cash flows from investing activities:			
Restricted cash	—	—	1,072
Purchases of short-term investments	(259,208)	(184,372)	(194,533)
Proceeds from sales or maturities of short-term investments	247,838	194,322	171,050
Purchases of property, plant and equipment, net of sales	(82,787)	(22,655)	(1,483)
Payment for acquisition of CDM Optics, Inc., net of cash acquired	—	—	(13,528)
Additional investment made in Silicon Optronics, Inc.	—	—	(2,078)
Consolidation of Silicon Optronics, Inc.	—	—	2,662
Proceeds from consolidation of VisEra, net of cash payments	—	13,792	—
De-consolidation of VisEra	(20,646)	—	—
Purchases of long-term investments	(27,000)	(12,471)	—
Purchases of intangible assets	(548)	(5,500)	(1,460)
Net cash used in investing activities	(142,351)	(16,884)	(38,298)
Cash flows from financing activities:			
Proceeds from short-term borrowings of consolidated affiliate	—	3,981	—
Repayment of short-term borrowings of consolidated affiliate	—	(3,981)	—
Proceeds from long-term borrowings	27,927	—	—
Payment of capital lease obligations	(142)	(27)	—
Cash contribution by minority shareholder	10,495	9,500	—
Affiliate cash dividend paid to minority shareholder	(245)	—	—
Proceeds from exercise of stock options and employee stock purchase plan	10,628	19,151	5,400
Payments for repurchases of common stock	—	(79,568)	—
Excess tax benefits from stock-based compensation	1,836	—	—
Net cash provided by (used in) financing activities	50,499	(50,944)	5,400
Effect of exchange rate changes on cash and cash equivalents	(6)	731	(55)
Net (decrease) increase in cash and cash equivalents	(49,349)	69,770	55,804
Cash and cash equivalents at beginning of period	240,227	170,457	114,653
Cash and cash equivalents at end of period	$ 190,878	$ 240,227	$ 170,457
Supplemental cash flow information:			
Taxes paid (refunds received),net	$ (2,046)	$ 2,474	$ 310
Interest paid	$ 25	$ 20	$ —
Supplemental schedule of non-cash investing and financing activities:			
Capital equipment financing obligation	$ 2,915	$ 393	$ —
Affiliate shares issued to affiliate employees	$ 459	$ —	$ —
Change-of-interest benefit from minority shareholder cash contribution	$ 2,413	$ —	$ —
Escrow shares issued to CDM selling stockholders	$ 34	$ —	$ 5,257
Escrow shares to be issued in connection with CDM Optics, Inc. acquisition	$ —	$ —	$ 2,095
Capitalized interest and other costs	$ 278	$ —	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

OMNIVISION TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended April 30, 2007, 2006 and 2005

Note 1 — Basis of Presentation

The Company

OmniVision Technologies, Inc. and its subsidiaries ("OmniVision" or the "Company") design, develop, manufacture and market semiconductor image sensor devices. The Company's main product, a device called the CameraChip™ image sensor, is used to capture an image and is used in a number of commercial and consumer mass-market applications. The Company's CameraChip image sensor is designed to use the complementary metal oxide semiconductor, or CMOS, fabrication process. The Company was incorporated in California in May 1995 and reincorporated in Delaware in March 2000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions and beliefs of what could occur in the future considering available information. Actual results could differ from these estimates.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its consolidated affiliate. All significant inter-company accounts and transactions have been eliminated.

In limited circumstances where an unrelated third party invests in the Company's consolidated subsidiary or affiliate, and the per share value of the investment exceeds the Company's average per share carrying value in the entity, the Company will record the change-of-interest benefit as "Additional paid-in capital." If the per share value is less than the Company's per share carrying value, the Company will assess whether the investment has been impaired.

Consolidation of Affiliates

Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) ("FIN 46(R)"), *"Consolidation of Variable Interest Entities,"* requires that if an entity is the primary beneficiary of a variable interest entity ("VIE"), the entity should include the assets, liabilities and results of operations of the VIE in its consolidated financial statements. In the quarter ended October 31, 2005, the Company consolidated VisEra Technologies Company, Ltd ("VisEra") and VisEra Holding Company ("VisEra Cayman"), as the combined VisEra entity was deemed a VIE and the Company considered itself to be the primary beneficiary of VisEra. During the quarter ended January 31, 2007, the Company assumed responsibility for logistics management previously provided by VisEra, and as a result, concluded that it had lost its status as the primary beneficiary in VisEra and VisEra ceased to be a VIE. As a result, the Company deconsolidated VisEra and VisEra Cayman on January 1, 2007, and accounted for the combined VisEra entity under the equity method. (See Note 5.)

Foreign Currency Translation

In general, the functional currencies of the Company's wholly-owned subsidiaries are their respective local currencies. The functional currency of the Company's subsidiaries located in Hong Kong, OmniVision Technologies (Hong Kong) Company Limited and OmniVision Trading (Hong Kong) Company Ltd., in Shanghai, China, Hua Wei Semiconductors (Shanghai) Co. Ltd. ("HWSC") and Shanghai OmniVision IC Design Co., Ltd., ("SDC") and in the Cayman Islands, OmniVision International Holding, Ltd. and HuaWei Technology International, Ltd., is the U.S. dollar.

Effective May 1, 2006, the functional currency of one of the Company's affiliates, VisEra, became the U.S. dollar. The change was necessitated by a significant increase in U.S. dollar-based transactions after VisEra's acquisition of certain color-filter manufacturing assets from Taiwan Semiconductor Manufacturing Company Limited ("TSMC"). The functional currency of Silicon Optronics, Inc., ("SOI"), the only consolidated affiliate of the Company as of April 30, 2007, remains the New Taiwan dollar.

For subsidiaries with local currencies as the functional currencies, the assets and liabilities of the subsidiaries are translated at the rates of exchange prevailing on the balance sheet date. Revenue and expense items are translated at the average rate of exchange for the period. Unrealized gains and losses from foreign currency translation are included in "Accumulated other comprehensive income," a component of stockholders' equity. For subsidiaries or consolidated affiliates with assets denominated in currencies other than the functional currency, non-monetary assets are remeasured into U.S. dollars using historical rates of exchange. Monetary assets are remeasured into U.S. dollars using exchange rates prevailing on the balance sheet date. Remeasurement gains and losses are included in "Other income (expense), net" and have not been material in any of the periods presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of commercial paper, government bonds, certificates of deposit and money market funds that are stated at cost, which approximates fair value.

The Company's cash and cash equivalent amount is subject to concentration of credit risk. The Company maintains some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Restricted Cash

Restricted cash represents cash that was set aside as a result of court proceedings in which the parties stipulated to the filing of a bond that the Company posted with the San Diego County Superior Court. In November 2004, the parties settled the dispute.

Short-Term Investments

The Company's short-term investments, which are classified as available-for-sale securities, are invested in high-grade corporate securities, municipal bonds and notes and government debt securities maturing in eighteen months or less from the date of purchase. The Company also invests in auction rate securities which have a final maturity date of up to thirty years but whose interest rate is reset principally up to every 35 days, and in variable rate demand notes, which have a final maturity date of up to thirty years but whose interest rate is reset at varying intervals typically between 1 and 7 days. The market for auction rate securities is highly liquid and the Company has always been able to sell its holdings at par on a reset date. Variable rate demand notes can be readily liquidated at any interest rate reset date either by putting them back to the original issuer or by putting them to a third party remarketer as generally provided in the original prospectus. To date, the Company has always been able to redeem its holdings of these securities in accordance with their terms, and the Company believes that the risk of non-redemption is minimal. Consequently, these securities are available for use in current operations and they are classified as short-term investments.

Short-term investments are reported at fair value at April 30, 2007 and 2006. Unrealized gains or losses are recorded in stockholders' equity and included in "Accumulated other comprehensive income." Declines in value judged to be other than temporary, of which there were none in the periods presented, would be recorded in operations at the time such judgment was made.

Accounts Receivable

Accounts receivable are recorded at invoiced amounts and do not bear interest. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Allowances for doubtful accounts and sales returns are established based on various factors including credit profiles of the Company's customers, contractual terms and conditions, historical payments, returns and discounts experience, and current economic trends. The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances on a pooled basis based on historical collection experience and economic risk assessment. Accounts receivable are written off on a case-by-case basis, net of any amounts that may be collected. The Company determines its allowance for sales returns through evaluation of historical sales returns and other known factors and provides for estimated sales returns in the same period it records the related revenues. To estimate allowance for sales returns, the Company analyzes potential customer specific product application issues, potential quality and reliability issues and historical returns. The Company evaluates quarterly the adequacy of the allowance for sales returns. This allowance is reflected as a reduction to accounts receivable in the Company's consolidated balance sheets. Increases to the allowance are recorded as a reduction to revenues.

Fair Value of Financial Instruments

Due to their short maturities, the reported amounts of the Company's financial instruments, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and other current liabilities approximate fair value.

The fair value of the Company's mortgage debt approximates book value as the underlying interest rate is based on a risk adjusted market rate. (See Note 9.)

Related to the mortgage debt, the Company has also entered into an interest rate swap arrangement. For such derivative instrument, the Company will recognize it at the reporting date as either an asset or liability in its consolidated balance sheets and measure the instrument at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the associated hedging designation. For the swap, the Company has not designated it as a hedge and has recorded the change in fair value to "Other income (expense), net." (See Note 9.)

Property, Plant and Equipment

Property, plant and equipment, including land-use rights, is stated at cost less accumulated depreciation and amortization. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	40 years
Building/leasehold improvements	Shorter of 20 years or life of lease
Machinery and equipment	3–10 years
Furniture and fixtures	3–7 years
Land-use rights	Life of right, generally 50 years

Construction in progress includes project costs paid to third parties that are clearly associated with the acquisition, development, and construction of a real estate project and are capitalized as a cost of that project prior to the use of the asset. Such costs include the costs of materials, interest, legal, and escrow services. These capitalized project costs are not subject to depreciation until the assets to which they are related are placed into production.

In December 2000, the Company established HWSC, a Chinese subsidiary, to conduct testing operations in China. Subsequently, the Company constructed a manufacturing facility in Shanghai, China, owned by HWSC. This manufacturing facility was placed in service in July 2003. HWSC does not own the land that underlies the facility but holds a "land use right" that was acquired from the local Chinese government in December 2000 for approximately $0.8 million, and entitles the Company to use the land for 50 years. The cost of the land use right was recorded as a component of property, plant and equipment and is being depreciated over 50 years, the useful life of the right.

In addition, in January 2007, the Company, through its wholly-owned subsidiary, SDC, entered into a Land-Use-Right Purchase Agreement (the "Purchase Agreement") with the Construction and Transportation Commission of the Pudong New District, Shanghai. The Purchase Agreement has an effective date of December 31, 2006. Under the terms of the Purchase

Agreement, the Company agreed to pay an aggregate amount of approximately $0.6 million (the "Purchase Price") in exchange for the right to use approximately 323,000 square feet of land located in Shanghai, China, for a period of 50 years. At April 30, 2007, the cost of the land use right was temporarily recorded as "Prepaid expenses and other current assets" pending receipt of the formal Certificate of Ownership.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable, and at least annually. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized in order to write-down the carrying value of the asset to its estimated fair market value. To date, the Company has not recognized any impairment losses.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out ("FIFO") basis, or market.

The Company records provisions to reduce the carrying value of inventories to their net realizable value when the Company believes that the net realizable value is less than cost. The Company also records allowances for the cost of inventories when the number of units on hand exceeds the number of units that the Company forecasts will be sold over a certain period of time, generally 12 months. The recording of these allowances establishes new and lower cost basis for specifically identified inventory items. The Company does not restore the cost bases to their original levels despite subsequent changes in facts and circumstances.

Goodwill

The Company records goodwill when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired, including related tax effects. Goodwill is not amortized; instead goodwill is tested for impairment on an annual basis, or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step requires comparing the fair value of the reporting unit (the Company has one reporting unit) to its net book value, including goodwill. The fair value of the reporting unit is determined by taking the market capitalization of the reporting unit as determined through quoted market prices. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process, which is performed only if a potential impairment exists, involves determining the difference between the fair value of the reporting unit's net assets other than goodwill and the fair value of the reporting unit. If this difference is less than the net book value of goodwill, an impairment exists and is recorded.

Intangible Assets Other than Goodwill

The Company carries intangible assets other than goodwill at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over the estimated economic lives of the respective assets, generally two to seven years. The Company reviews identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount by which the carrying value exceeds the fair value of the asset.

Warranty for Defective Products

The Company warrants to its customers that its products will work in accordance with their respective specifications. Due to the cost and other complexities associated with rectifying any product defects, the Company does not repair any defective products. If a product is defective, the customer notifies the Company and, with the Company's approval, returns the defective product. The Company then sends replacement products to the customer. Accordingly, the Company accounts for any exposure related to defective products as a portion of its allowance for sales returns.

Treasury Stock

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders' equity.

Revenue Recognition

For shipments to customers without agreements that allow for returns or credits, principally original equipment manufacturers ("OEMs") and value added resellers ("VARs"), the Company recognizes revenue using the "sell-in" method. Under this method, the Company recognizes revenue upon the shipment of products to the customer provided that the Company has received a signed purchase order, the price is fixed or determinable, title and risk of loss has transferred to the customer, collection of resulting receivables is considered reasonably assured, product returns are reasonably estimable, there are no customer acceptance requirements and there are no remaining material obligations. At the time revenue is recognized, the Company provides for future returns of potentially defective product based on historical experience. For cash consideration given to customers for which the Company does not receive a separately identifiable benefit or cannot reasonably estimate fair value, the Company records the amounts as reductions of revenue.

For shipments to distributors under agreements allowing for returns or credits, the Company recognizes revenue using the "sell-through" method under which the Company defers revenue and the related costs of sale until the distributor resells the product to the Company's end-user customer and the Company is notified in writing by the distributor of such sale. The amount billed to these distributors less the cost of inventory shipped to but not yet sold by the distributors is shown net on the consolidated balance sheets as deferred income.

In addition, the Company recognizes revenue from the performance of services to a limited number of customers by its wholly-owned subsidiary, CDM Optics, Inc., or CDM, and, through December 31, 2006, by its then consolidated affiliate, VisEra. (See Note 5.) The Company recognizes the CDM-associated revenue under either the completed-contract or the percentage-of-completion methods. The percentage-of-completion method of accounting is used for cost reimbursement-type contracts, where revenues recognized are that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs based on current estimates of the costs to complete the projects. CDM-associated revenue has not been material in any of the periods presented. Until December 31, 2006, the Company recognized VisEra's service revenue from third party customers when the production services provided by VisEra were complete and the product was shipped to the customer.

Research, Development and Related

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, *"Accounting for Research and Development Costs,"* the Company recognizes the costs associated with the internal development of intellectual property rights as expense when incurred. These costs include expenses associated with patent, copyright, trademark and trade secrets.

Advertising

All of the Company's advertising costs are expensed as incurred.

Income Taxes

The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit of deferred tax assets will not be realized.

Stock-Based Compensation

Effective May 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *"Share-Based Payment,"* ("SFAS No. 123(R)") which requires all share-based payments to employees, including grants of employee stock options and employee stock purchases under the 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"), to be recognized in the financial statements based on their respective grant date fair values. SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") and related interpretations and eliminates the pro forma disclosures of SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123"). In March 2005, the SEC issued SAB No. 107, "*Share-Based Payment*" ("SAB 107"), which provides guidance regarding the interaction of SFAS No. 123(R) and certain SEC rules and regulations. The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

The Company adopted SFAS No. 123(R) using the modified prospective method. The Company's consolidated financial statements as of and for the fiscal year ended April 30, 2007 reflect the impact of adopting SFAS No. 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). (See Note 13.)

Under SFAS No. 123(R), stock-based compensation is measured at the grant date, based on the fair value of the award using the Black-Scholes option pricing model ("Black-Scholes"), and is recognized as expense over the requisite service period of the award. The Company has chosen to recognize stock-based compensation expense using the straight-line attribution method. Black-Scholes requires the use of highly subjective, complex assumptions, including the expected term and the price volatility of the Company's stock. SFAS No. 123(R) also requires forfeiture rates to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures for fiscal 2007 such that expense was recorded only for those stock-based awards that are expected to vest. Previously under APB 25 to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture.

In accordance with Financial Accounting Standards Board ("FASB") Staff Position ("FSP") No. FAS123(R)-3, *"Transition Election Related to Accounting for Tax Effects of Share-based Payment Awards,"* as of April 30, 2007, the Company elected to use the long-form method to establish the beginning balance of the additional paid-in capital pool ("APIC Pool") related to the tax effects of employee stock-based awards granted prior to the adoption of SFAS No. 123(R).

The Company has also elected to use the "with and without" approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. As a result, the Company will recognize a tax benefit from stock-based awards in additional paid-in capital only if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock-based awards on other tax attributes, such as R&D tax credit, through the income statement.

Upon adoption of SFAS No. 123(R), the Company also chose to derecognize both the deferred tax assets pertaining to net operating loss and tax credit carryforwards that represent excess tax benefits from stock-based awards and the offsetting valuation allowance.

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of APB 25, and complied with the disclosure provisions of SFAS No. 123. Under APB 25, compensation cost was recognized based on the difference on the date of grant, if any, between the fair value of the Company's stock and the amount an employee was required to pay to acquire the stock. In accordance with SFAS No. 123, the Company provided pro forma information to illustrate the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. In the pro forma presentation, the Company recognized stock-based compensation expense under the accelerated method, as specified in FASB Interpretation No. 28, *"Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."*

Comprehensive Income

Comprehensive income is defined as the change in the equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income for fiscal 2007, 2006 and 2005, was $26.2 million, $90.3 million and $76.4 million, respectively, and included net income, unrealized losses from available-for-sale securities, change-of-interest benefits and translation gains (losses) from foreign subsidiaries.

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, *"Earnings per Share,"* under the provisions of which basic income (loss) per share is computed by dividing the income (loss) available to holders of common stock for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted income (loss) per share excludes potential common stock if the effect of such stock is antidilutive. Potential common stock consists of unvested common stock subject to repurchase and incremental common shares issuable upon the exercise of stock options.

Minority Interest

Minority interest in the Company's consolidated financial statements results from the accounting for the acquisition of a noncontrolling interest in a consolidated subsidiary or affiliate. Minority interest represents a partially-owned subsidiary's or consolidated affiliate's income, losses, and components of other comprehensive income which should be attributed to the controlling and noncontrolling interests or other parties with a right or obligation that affects the attribution of comprehensive income or loss, on the basis of their contractual rights or obligations, if any, otherwise, on the basis of ownership interests. In fiscal 2007, approximately $267,000 represents the 54.6% interest that the Company did not own in the net income of SOI and approximately $5.5 million represents the 52.9% interest that the Company did not own in the net income of VisEra. In fiscal 2006, approximately $1.4 million represents the 51.0% interest that the Company did not own in the net income of SOI and approximately $2.0 million represents the 54.4% interest that the Company did not own in the net income of VisEra. There was no minority interest in fiscal 2005.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") *"Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109."* FIN 48 requires that the Company recognize in the consolidated financial statements the impact of a tax position that, based on the technical merits of the position, is more likely than not to be sustained upon examination. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criterion. The tax position is measured at the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold will be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold will be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the consolidated financial statements prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact FIN 48 will have on its financial position, results of operations or cash flows. Based on its preliminary analysis, the Company expects a substantial portion of its accrued income taxes payable balance of $61.6 million as of April 30, 2007 to be reclassified in fiscal 2008 as a non-current liability. In addition, the adoption of FIN 48 may result in greater volatility in the Company's future effective tax rates.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS No. 157"), which defines fair value, establishes guidelines for measuring fair value and expands the requisite disclosures for fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather establishes a common definition of fair value to be used throughout generally accepted accounting principles. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. The Company's adoption of the provisions of SFAS No. 157 is not expected to have a material effect on its financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* ("SFAS No. 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the impact SFAS No. 159 may have on its financial position, results of operations or cash flows.

Note 3 — Short-Term Investments

Available-for-sale securities at April 30, 2007 and 2006 were as follows (in thousands):

	As of April 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Certificates of deposit	$ 3,332	$ —	$ —	$ 3,332
U.S. government debt securities with maturities less than one year	3,000	—	—	3,000
U.S. government debt securities with maturities over one year	10,034	—	(12)	10,022
Municipal bonds and notes	70,521	—	(23)	70,498
Commercial paper and bond funds	27,623	—	(43)	27,580
	$114,510	$ —	$ (78)	$114,432
Contractual maturity dates, less than one year				$ 20,130
Contractual maturity dates, one year to two years				46,602
Contractual maturity dates, two years to 39 years(1)				47,700
				$114,432

	As of April 30, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds and notes	$ 95,445	$ —	$ (39)	$ 95,406
Commercial paper	18,900	—	(28)	18,872
	$114,345	$ —	$ (67)	$114,278
Contractual maturity dates, less than one year				$ 36,648
Contractual maturity dates, one year to 34 years(1) (2)				77,630
				$114,278

(1) Represents auction rate securities, which have a maturity date of up to 39 years with the interest rate being reset principally up to every 35 days.

(2) Represents variable rate demand notes, which have a final maturity date of up to 34 years but whose interest rate is reset at varying intervals typically between one and seven days.

Note 4 — Balance Sheet Accounts (in thousands)

	April 30, 2007	April 30, 2006
Cash and cash equivalents:		
Cash	$ 18,274	$ 8,597
Money market funds and certificates of deposit	89,020	197,030
Commercial paper and government bonds	83,584	34,600
	$190,878	$240,227
Accounts receivable, net:		
Accounts receivable	$ 72,113	$ 73,412
Less: Allowance for doubtful accounts	(980)	(1,067)
Allowance for sales returns	(5,467)	(6,429)
	$ 65,666	$ 65,916
Inventories:		
Work in progress	$ 64,159	$ 34,310
Finished goods	55,504	20,663
	$119,663	$ 54,973
Prepaid expenses and other current assets:		
Prepaid expenses	$ 2,967	$ 2,758
Deposits and other	4,693	4,556
Interest receivable	1,057	1,844
	$ 8,717	$ 9,158
Property, plant and equipment, net:		
Land(1)	$ 26,074	$ —
Buildings and land use right	7,612	7,163
Buildings/leasehold improvements	4,666	2,702
Machinery and equipment(2)	19,745	34,185
Furniture and fixtures	718	713
Software	2,546	2,280
Construction in progress	17,496	3,248
	78,857	50,291
Less: Accumulated depreciation and amortization	(14,494)	(12,281)
	$ 64,363	$ 38,010
Other long-term assets:		
Deferred income taxes – noncurrent	$ 6,869	$ 179
Prepaid wafer credits	4,000	—
Long-term employee loan receivable	1,000	—
Other long-term assets	800	3,010
	$ 12,669	$ 3,189
Accrued expenses and other current liabilities:		
Employee compensation	$ 4,713	$ 5,301
Third party commissions	1,021	1,876
Acquisition costs	—	2,095
Professional services	1,830	2,494
Noncancelable purchase commitments	906	2,627
Pricing adjustments	4,022	3,968
Other	5,032	2,990
	$ 17,524	$ 21,351
Other long-term liabilities:		
Deferred tax liabilities	$ 6,506	$ 4,033
Other	492	—
	$ 6,998	$ 4,033

(1) The Company acquired four buildings and land in Santa Clara County, California, in March 2007, and allocated $26.1 million of the purchase price to Land. (See Note 9.)

(2) The deconsolidation of VisEra effective January 1, 2007 reduced machinery and equipment by approximately $53.7 million. (See Note 5.)

Note 5 — Long-Term Investments

Long-term investments as of April 30, 2007 and 2006 consisted of the following (in thousands):

	April 30, 2007	April 30, 2006
ImPac	$ 2,355	$ 2,130
VisEra	60,265	—
XinTec	4,661	16,543
Total	$67,281	$18,673

ImPac Technology Co., Ltd.

In 2003, in order to enhance its access to plastic and ceramic packaging services that were in short supply, the Company purchased approximately 27% of the common stock of ImPac Technology Co., Ltd. ("ImPac"), a privately-held company based in Taiwan for a total of $2.0 million in cash. In December 2003, the Company made an additional cash contribution of approximately $0.8 million to maintain its equity ownership percentage in ImPac. Unrelated third parties own the balance of ImPac's equity. During fiscal 2004, the Company's equity interest declined to approximately 23% due to additional rounds of financing obtained by ImPac in which the Company did not participate. The Company's purchases from ImPac are at arm's length and the Company accounts for this investment using the equity method. The Company recorded equity income of $225,000 and $14,000 in "Other income (expense), net" for its portion of the net income in fiscal 2007 and 2006, respectively, recorded by ImPac. For fiscal 2005, the Company recorded an equity loss of $0.6 million in "Other income (expense), net", as its portion of the net loss of ImPac. (See Note 18.)

VisEra Technologies Company, Ltd.

In August 2005, the Company entered into an Amended and Restated Shareholders' Agreement (the "Amended VisEra Agreement") with TSMC, VisEra, and VisEra Cayman. The Amended VisEra Agreement amended and restated the original Shareholders' Agreement (the "VisEra Agreement") that the parties entered into on October 29, 2003, pursuant to which the Company and TSMC agreed to form VisEra, a joint venture in Taiwan, for the purposes of providing manufacturing services and automated final testing services related to complementary metal oxide semiconductor, or CMOS, image sensors. In November 2003, pursuant to the terms of the original Shareholders' Agreement, the Company contributed $1.5 million in cash to VisEra and granted a non-exclusive license to certain of its manufacturing and automated final testing technologies and patents. In order to provide greater financial and fiscal flexibility to VisEra, in connection with the Amended VisEra Agreement, the parties formed VisEra Cayman, a company incorporated in the Cayman Islands and VisEra became a subsidiary of VisEra Cayman.

Under the terms of the Amended VisEra Agreement, the parties reaffirmed their respective commitments to VisEra, and expanded the scope of and made certain modifications to the original Shareholders' Agreement. In particular, the parties agreed to raise the total capital committed to the joint venture from $50.0 million to $68.0 million, which commitments may be met or discharged in the form of cash or asset contributions. The Company and TSMC have equal interests in VisEra Cayman. In the quarter ended October 31, 2005, the Company contributed $7.5 million to VisEra Cayman. At a future date yet to be determined, the Company expects to contribute certain of its assets to the joint venture, including technology and plant and equipment currently owned by it or to be purchased with funds for existing commercial commitments. To the extent, if any, that the value of the assets contributed by the Company exceeds the balance of the Company's commitment, the Company will receive cash from VisEra Cayman.

As a result of the additional investment that the Company and TSMC made in VisEra during the quarter ended October 31, 2005, the Company's and TSMC's interest each increased from 25% to 43%, and consequently the Company re-evaluated its accounting for VisEra in accordance with FIN 46(R). The Company concluded that, as a result of its step acquisition of VisEra, and because substantially all of the activities of VisEra either involved or were conducted on behalf of the Company, VisEra was a variable interest entity. Since the Company was the source of virtually all of VisEra's revenues, the Company had a decisive influence over VisEra's profitability. In the quarter ended January 2006, the Company increased its interest in VisEra from 43% to 46% through purchases of $9.5 million of unissued shares. Accordingly, the Company considered itself to be the primary beneficiary of VisEra, and included VisEra's financial results in its consolidated financial statements through December 31, 2006.

In January 2006, in accordance with the Amended VisEra Agreement, VisEra purchased color filter processing equipment and related assets from TSMC for an aggregate price equivalent to $16.9 million. In connection with the purchase, VisEra entered into a three-year lease agreement with TSMC. Under this agreement, VisEra leases from TSMC approximately 14,000 square feet of factory and office space where the assets are located at an annual cost of approximately $2.4 million.

In May 2006, VisEra purchased certain equipment and intellectual property from Dai Nippon Printing Co., Ltd., or Dai Nippon, for approximately $3.1 million. Dai Nippon also made an investment in VisEra Cayman of approximately $4.3 million. Because the per share value of the Dai Nippon investment exceeded the Company's average per share carrying value in VisEra Cayman, the Company recorded a one-time change-of-interest benefit of $1.2 million directly to "Additional paid-in capital," a component of stockholders' equity. In November 2006, the Company invested another $6.1 million in VisEra.

On January 1, 2007, the Company assumed responsibility for logistics management services previously provided to the Company by VisEra. As a consequence of the change, the Company concluded that, as of the date of the change, it would lose its status as the primary beneficiary of the joint venture, VisEra would cease to be VIE as defined under FIN 46(R), and that, as a result, the Company was required to deconsolidate VisEra. Accordingly, beginning on January 1, 2007, the Company accounted for its investment in VisEra under the equity method. The deconsolidation of VisEra did not have a material effect on the Company's reported revenue or reported net income for the fiscal year ended April 30, 2007. In April 2007, pursuant to a January 2007 amendment to the Amended VisEra Agreement that provided for an increase in VisEra's manufacturing capacity, the Company and TSMC each made an additional investment of $27.0 million. This additional investment is part of an ongoing capacity expansion program at VisEra. Through April 30, 2007, the Company has contributed $51.6 million to VisEra and VisEra Cayman.

All other material terms of the original Shareholders' Agreement remain in effect. (See Note 17.)

XinTec, Inc.

Between October 2005 and March 2006, pursuant to the terms of the Amended VisEra Agreement (as defined below), VisEra Cayman completed the acquisition of approximately 29.6% of the issued and outstanding shares of XinTec, Inc. ("XinTec"), a Taiwan-based supplier of chip-scale packaging services, in which the Company already held an approximate 7.8% interest. Since VisEra was a consolidated entity at the time, the Company's beneficial interest in XinTec increased to more than 20%. Consequently, the Company began to account for its investment in XinTec under the equity method.

In January 2007, TSMC purchased approximately 90.5 million previously-unissued shares from XinTec. The purchased shares represented approximately a 43.0% ownership interest in XinTec. Because the per share value of the TSMC investment exceeded the Company's average per share carrying value in XinTec, the Company recorded a one-time change-of-interest benefit of $1.2 million directly to "Additional paid-in capital," a component of stockholders' equity. Other existing shareholders, including the Company and the Company's affiliate, VisEra, did not purchase additional shares. Consequently, the Company's direct ownership percentage in XinTec declined to approximately 4.4%. VisEra's ownership interest declined to 16.9%, and the Company's beneficial ownership percentage in XinTec declined to 12.4%. Consequently, in accordance with APB Opinion No. 18, *"The Equity Method of Accounting For Investments in Common Stocks,"* ("APB 18"), the Company began to account for XinTec as a cost method investment effective January 1, 2007.

Beginning in the three months ended October 31, 2005 and through December 31, 2006, the Company accounted for its investment in XinTec under the equity method. For fiscal 2007 and 2006, the Company recorded equity income of $1.7 million and $1.3 million, respectively, in "Other income (expense), net." Prior to October 2005, the Company recorded its investment in XinTec under the cost method.

In August 2006, the Company entered into an Equipment Procurement Agreement (the "Equipment Agreement") with XinTec. Under the Equipment Agreement, XinTec agreed to provide chip-scale packaging services to the Company, and the Company agreed to procure, through XinTec, up to $50.0 million of certain equipment to be located at XinTec's facilities for the sole purpose of providing such chip-scale packaging services to the Company. In January 2007, OmniVision and XinTec mutually determined that, as a result of the acquisition by TSMC of a controlling interest in XinTec, it was in each company's best interest to terminate the Equipment Agreement, and for XinTec to own and operate the capital equipment which, as of January 1, 2007, was in place and operational in the same manner as it operates its existing equipment. Pursuant to the agreement between the Company and XinTec to terminate the Equipment Agreement, XinTec refunded to the Company approximately $32.0 million, representing all funds previously remitted by the Company to XinTec for the purpose of the equipment purchase contemplated by the Equipment Agreement, plus interest accrued thereon. The deposits made to XinTec pursuant to the original Equipment Agreement, and the refund upon the termination of the agreement, are presented in the "Cash flows from investing activities" section of Consolidated Statements of Cash Flows for fiscal 2007.

The following table presents the summary combined financial information of ImPac and VisEra, as derived from the ImPac and VisEra financial statements for the fiscal year ended April 30, 2007, 2006 and 2005 and as of April 30, 2007 and 2006 (in thousands):

	Year Ended April 30,		
	2007	2006	2005
Operating data:			
Revenues	$179,584	$115,192	$ 78,570
Gross profit	30,936	10,153	4,215
Income (loss) from operations	21,701	1,979	(110)
Net income (loss)	14,315	2,130	(1,209)

	April 30,	
	2007	2006
Balance sheet data:		
Current assets	$98,557	$39,178
Long-term assets	94,158	43,657
Current liabilities	49,902	27,112
Long-term liabilities	729	1,118

The summarized financial information for the twelve months ended April 30, 2006 and 2005 was derived from financial statements prepared under Taiwanese generally accepted accounting principles. The differences between United States and Taiwanese generally accepted accounting principles did not materially impact the amounts reflected in the Company's financial statements.

The amount of consolidated retained earnings that represented undistributed earnings of investees accounted for by the equity method totaled $6.8 million and $298,000 at April 30, 2007 and 2006, respectively.

Note 6 — Consolidated Affiliate

Silicon Optronics, Inc.

In May 2004, the Company entered into an agreement with Powerchip Semiconductor Corporation ("PSC"), a Taiwan based company that produces memory chips and also provides semiconductor foundry services to fabless companies, to establish a joint venture in Taiwan. The purpose of the joint venture, Silicon Optronics, Inc., or SOI, is to conduct manufacturing, marketing and selling of certain of the Company's legacy products. The Company contributed approximately $2.1 million to SOI in exchange for an ownership percentage of 49.0%. In March 2005, the Company assumed control of the board of directors of SOI and the Company has consolidated SOI since April 30, 2005.

In July 2006, SOI declared a cash dividend of $482,000, of which the Company received $237,000 when the cash dividend was paid in August 2006. SOI also issued in July 2006, shares to its employees with an estimated fair value of $459,000 which caused the Company's ownership percentage to decline from 49.0% to 46.6%.

In April 2007, SOI became listed on the Taiwan GreTai Securities Market, ("TGSM"). The TGSM is the approximate equivalent in Taiwan of the Over-The-Counter market in the United States. In conjunction with the TGSM listing, various employees of SOI exercised their options and increased the number of shares outstanding, which caused the Company's ownership percentage to decline to 45.4% as of April 30, 2007. (See Note 18.)

Note 7 — Acquisition of CDM Optics, Inc.

In April 2005, the Company acquired all of the outstanding common stock of privately-held CDM. CDM is the exclusive licensee from an affiliate of the University of Colorado of a technology known as Wavefront Coding™ technology. The closing consideration consisted of $10.0 million in cash and approximately 515,000 shares of OmniVision common stock, representing $10.0 million at an agreed valuation of $19.42 per share. Approximately 147,000 of these shares were retained as security for certain indemnities given by the sellers.

Under the terms of the agreement, upon the date of the sale of a predetermined number of revenue-producing products, or April 18, 2007, whichever came earlier, the holders of the approximate 515,000 shares had the right to put the shares to the Company at $19.42 per share; unless, prior to the exercise of the put option, the Company's common stock closed above a price of $19.42 per share for a period of ten consecutive trading days, in which case the put right would terminate. On December 15, 2005, the Company's common stock closed above $19.42 for the tenth consecutive day and the put right terminated. In fiscal 2007, the Company subsequently issued the 147,000 escrow shares to the original shareholders. The escrow shares were puttable back to the Company at a premium and 145,000 shares were put to the Company for cash totaling $2.8 million. The Company is also obligated to pay an additional $10.0 million in cash upon the sale, prior to the end of April 2009, of a pre-determined number of revenue-producing products incorporating CDM's technology.

CDM and the costs associated with the acquisition are included in the consolidated balance sheets at April 30, 2007 and 2006. CDM's results of operations have been included in the Company's consolidated financial statements commencing in fiscal 2006. (See Note 8.)

In accordance with SFAS No. 141, *"Business Combinations,"* the Company allocated the purchase price to tangible assets, intangible assets and liabilities based on their estimated fair values. The excess purchase price over the fair values was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management. In accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets,"* goodwill and purchased intangibles with indefinite lives acquired after June 30, 2001 are not amortized but reviewed periodically for impairment. Purchased intangibles with finite lives are amortized on a straight-line basis over their respective useful lives. The purchase consideration has been allocated as follows, based on the estimated fair value of asset acquired and liabilities assumed (in thousands):

	Fair Value
Purchase consideration:	
Cash	$ 13,000
OmniVision common stock and limited price guarantee	9,246
Acquisition costs	729
Total purchase consideration	$ 22,975

	Fair Value	Amortization Period
Allocation:		
Property, plant and equipment	$ 97	
Core technology	17,800	5 years
Patents	5,800	5 years
Trademarks and tradenames	1,400	5 years
Customer contracts and related relationships	100	3 years
Goodwill	7,541	
Current liabilities, net	(416)	
Deferred tax liability	(9,347)	
Total	$ 22,975	

In performing the purchase price allocation, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance and estimates of future performance of CDM's products. The fair values of intangible assets were estimated using the income approach for core technology, patents, trademarks and tradenames and customer relationships. The net cash flows were discounted to their present values based on an estimated weighted-average cost of capital of 25%. This discount rate was determined after consideration of the required weighted average return on debt and invested capital and the risk associated with achieving forecasted sales related to the technology and assets acquired from CDM.

Goodwill represents the excess of the purchase price of CDM over the fair value of net tangible and intangible assets acquired after the provision for the deferred tax liability, which represents the difference between the book and tax basis of the intangibles acquired.

The goodwill is not expected to be deductible for tax purposes. (See Note 8.)

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of CDM had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributed to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below (in thousands, except per share amounts) include pro forma adjustments for amortization of acquired intangibles, of $4.9 million for fiscal 2005:

	Year Ended April 30, 2005
Revenues	$ 390,159
Net income	$ 72,638
Net income per common share – basic	$ 1.27
Net income per common share – diluted	$ 1.17

Note 8 — Intangible Assets and Goodwill

In September 2004, the Company purchased certain intellectual property rights that have been recorded in Other long-term assets. In April 2005, the Company acquired all of the outstanding common stock of privately-held CDM. (See Note 7.) In fiscal 2006, the Company purchased approximately $5.5 million of intangible assets, consisting of a $4.0 million licensing fee in connection with the use of a CMOS patent and a $1.5 million licensing fee paid by VisEra to TSMC in accordance with the provisions of the Amended VisEra Agreement.

Intangible assets as of April 30, 2007 consist of the following (in thousands):

	Cost	Accumulated Amortization	Net Book Value
Core technology	$ 17,800	$ 7,120	$ 10,680
Patents and licenses	13,460	4,520	8,940
Trademarks and tradenames	1,400	560	840
Customer relationships	100	67	33
Intangible assets, net	$ 32,760	$ 12,267	$ 20,493

Intangible assets as of April 30, 2006 consist of the following (in thousands):

	Cost	Accumulated Amortization	Net Book Value
Core technology	$ 17,800	$ 3,560	$ 14,240
Patents and licenses	11,260	1,865	9,395
Other intangible assets	1,525	102	1,423
Trademarks and tradenames	1,400	280	1,120
Customer relationships	100	33	67
Intangible assets, net	$ 32,085	$ 5,840	$ 26,245

During fiscal 2007 and 2006, the Company recorded $6.8 million and $5.7 million, respectively, in total amortization expense of intangible assets. The total expected future annual amortization of these intangible assets are as follows (in thousands):

Years Ended April 30,	
2008	$ 6,565
2009	6,532
2010	6,386
2011	973
2012	37
Total	$ 20,493

The following table shows the activity recorded to "Goodwill" during fiscal 2007 (in thousands):

	Goodwill
Balance at April 30, 2006	$ 4,892
Increase in goodwill associated with CDM acquisition in fiscal 2005 (1)	2,649
Balance at April 30, 2007	$ 7,541

(1) In the three months ended October 31, 2006, the Company increased "Goodwill" related to its acquisition of CDM by $2.6 million. The increase was due in part to a put option related to shares held in escrow that expired during the same quarter. The escrow shares were puttable back to the Company at a premium and 145,000 shares were put to the Company for cash totaling $2.8 million. Additionally, the value of the initial shares that were issued in April 2005 as part of the CDM acquisition was also increased due to a put option that expired unexercised subsequent to their original issuance. Both amounts should have been recorded as part of the initial acquisition cost of CDM.

Note 9 — Borrowing Arrangements

The following table shows the Company's debt and lease obligations (in thousands):

	April 30, 2007	April 30, 2006
Mortgage loan	$27,927	$ —
Capital lease obligations	280	460
	28,207	460
Less: amount due within one year	(631)	(152)
Non-current portion of long-term debt	$27,576	$ 308

At April 30, 2007, aggregate debt maturities were as follows: (in thousands):

Years Ended April 30,	Mortgage Loan	Capital Lease	Total
2008	$ 485	$ 146	$ 631
2009	515	134	649
2010	548	—	548
2011	583	—	583
2012	620	—	620
Thereafter	25,176	—	25,176
Total	$27,927	$ 280	$28,207

Mortgage Loan

On March 16, 2007, the Company entered into a Loan and Security Agreement with a domestic bank. The Loan and Security Agreement provides for a term mortgage loan in the principal amount of $27.9 million (the "Mortgage Loan") and a secured line of credit with an aggregate maximum principal amount of up to $12.0 million (the "Term Loan"). Borrowings under the Mortgage loan accrue interest at the London Interbank Borrowing Rate ("LIBOR") rate plus 90 basis points. Borrowings under the Term loan accrue interest at the LIBOR rate plus 125 basis points. The Mortgage and Term Loans mature on March 31, 2017 and September 30, 2012, respectively.

In order to secure the obligations and duties of the Company under the Loan and Security Agreement, the Company granted to the bank a security interest in the following assets:

- all presently existing and later acquired collateral relating to a complex of four buildings in Santa Clara County, California, totaling approximately 207,000 square feet (collectively, the "Santa Clara Property"), including, but not limited to, goods, equipment, inventory, contract rights, rents, royalties, and financial assets; and

- sixty-five percent of the issued and outstanding shares of capital stock of OmniVision International Holdings Ltd, a wholly-owned subsidiary of the Company.

The Loan and Security Agreement requires the Company to comply on a periodic basis with certain affirmative covenants including, but not limited to, meeting certain minimum financial standards, as well as certain negative covenants. The Company has the right to repay the Mortgage Loan at any time prior to its maturity.

As of April 30, 2007, the entire $27.9 million amount of the Mortgage Loan was outstanding for purposes of completing the purchase of the Santa Clara Property. At April 30, 2007, the interest rate under the Mortgage Loan was 6.2%. The Company was in compliance with the financial covenants of the Loan and Security agreement as of April 30, 2007.

Concurrent with the Mortgage Loan, the Company also entered into an interest rate swap with the bank to help manage interest rate risk. The swap is for a period of ten years, and the notional amount of the swap approximates the principal outstanding under the Mortgage Loan. The Company is the fixed rate payer under the swap with a fixed rate of 5.27% per annum. The Company measures the swap at fair value and records it as either an asset or a liability, depending on whether the fair value is a net gain or net loss to the Company. As of April 30, 2007, the Company recorded $492,000 in "Other long-term liabilities" and an expense of $492,000 in "Other income (expense), net."

Line of Credit at SOI

SOI maintains four unsecured lines of credit with three commercial banks, which provide a total of approximately $3.4 million in available credit. All borrowings under the four lines of credit maintained by SOI bear interest at the market interest rate prevailing at the time of borrowing. There are no financial covenant requirements for these facilities and at April 30, 2007, there were no borrowings outstanding under these facilities.

Capital Lease Obligations

In February 2006, the Company leased telecommunications equipment under a three-year capital lease at an imputed interest rate of 7.5% per annum. Terms of the agreement require the Company to make monthly payments of approximately $14,000 through February 2009. Accordingly, the Company recorded a capital asset for $393,000 that is being depreciated over a five-year period in accordance with the Company's capitalization policy. As of April 30, 2007 and 2006, $280,000 and $460,000, respectively, were outstanding under the capital lease. As of April 30, 2007 and 2006, $134,000 and $308,000, respectively, was classified as a long-term obligation.

Note 10 — Income Taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended April 30,		
	2007	2006	2005
Current:			
Federal	$ 3,680	$13,761	$16,764
State	2	3	1
Foreign	12,167	11,351	11,591
Total current	15,849	25,115	28,356
Deferred:			
Federal	(5,916)	(939)	1,879
State	(616)	(914)	(529)
Foreign	75	(129)	—
Total deferred	(6,457)	(1,982)	1,350
Total provision	$ 9,392	$23,133	$29,706

Income before provision for income taxes consisted of (in thousands):

	Year Ended April 30,		
	2007	2006	2005
United States	$(30,282)	$ 3,375	$ 19,563
International	69,400	112,291	86,530
Total	$ 39,118	$115,666	$106,093

The provision for income taxes differs from the amount computed by applying the federal income tax rate of 35% to pretax income from operations as a result of the following (in thousands):

	Year Ended April 30,		
	2007	2006(1)	2005(1)
Statutory federal income tax	$13,692	$40,483	$37,133
State income tax benefit, net of federal tax benefit	(615)	(592)	(343)
Foreign rate differential	(7,111)	(14,846)	(5,426)
Non-deductible stock-based compensation	7,012	(34)	7
Tax credits	(3,140)	(907)	(1,235)
Other	(446)	(971)	(430)
Tax provision	$ 9,392	$23,133	$29,706

(1) Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

The components of deferred tax assets (liabilities) included in the consolidated balance sheets are (in thousands):

	April 30,	
	2007(1)	2006(2)
Net operating loss carryforwards	$ 101	$ 512
Tax credits	4,455	9,528
Reserves	2,277	3,159
Fixed assets	312	499
Stock-based compensation expenses	3,613	—
Accruals and other	1,947	681
Gross deferred tax assets	12,705	14,379
Valuation allowance	(2,876)	(9,264)
Deferred tax assets	9,829	5,115
Intangible assets	(6,110)	(7,261)
Deferred tax liabilities	(6,110)	(7,261)
Net deferred tax assets (liabilities)	$ 3,719	$(2,146)

(1) The April 30, 2007 amounts are presented net of the fully reserved stock-based compensation related net operating loss and tax credit deferred tax assets.

(2) Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

In fiscal 2007, the Company chose to derecognize both the gross deferred income tax assets and the offsetting valuation allowance pertaining to net operating loss and tax credit carryforwards that represent excess tax benefits from stock-based awards due to a change in presentation as a result of the adoption of SFAS No. 123(R). In prior years, such excess tax benefits, with an offsetting valuation allowance, were recorded in the Company's consolidated balance sheet. As the excess tax benefits were realized, the valuation allowance was released and additional paid-in capital was increased. SFAS No. 123(R) prohibits recognition of a deferred tax asset for excess tax benefits due to stock-based compensation deductions that have not yet been realized through a reduction in income taxes payable. Accordingly, in fiscal 2007, the Company reversed the deferred tax asset and the offsetting valuation allowance relating to excess tax benefits for stock-based compensation deductions. Such unrecognized deferred tax benefits totaled $7.2 million as of April 30, 2007 and will be accounted for as a credit to additional paid-in capital, if and when realized through a reduction in income taxes payable.

Management regularly assess the realizability of deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction by jurisdiction basis. Deferred tax assets in the amount of $2.9 million at April 30, 2007 pertain to California R&D tax credit carryovers. Management believes it is more likely than not that the Company will not realize such deferred tax assets; therefore, a valuation allowance has been established against the deferred tax assets. In the future, if the credit is utilized and the valuation allowance is released, the release of valuation allowance will be accounted for as a reduction of the income tax expense in the year such event occurs.

As of April 30, 2007, the Company has federal and state research and development credits of approximately $1.6 million and $2.9 million, respectively. If not utilized, the federal credits will begin to expire in fiscal 2026 and the state credits will be carried over indefinitely.

The Company has not provided federal, state, and foreign withholding taxes on approximately $155.2 million of undistributed earnings for certain non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested.

The Company is subject to income taxes in the United States and numerous foreign tax jurisdictions. Significant judgment is required in determining the Company's worldwide provision for income taxes and recording the related assets and liabilities. There are transactions in the ordinary course of the Company's business where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, *"Accounting for Contingencies."*

Note 11 — Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted net income per share is computed according to the treasury stock method using the weighted average number of common and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares represent the effect of stock options. For the years ended April 30, 2007, 2006 and 2005, 5,857,125, 2,718,909 and 3,005,800 shares of common stock, respectively, of common stock subject to outstanding options were not included in the calculation of diluted net income per share because they were antidilutive (i.e., the per share exercise price for such options exceeded the average trading price of the Company's common stock as reported on The Nasdaq Stock Market for the periods presented).

The Company's earnings per share were calculated under the provisions of the Statement of Financial Accounting Standards (or "SFAS") No. 128, *"Earnings Per Share,"* or SFAS No. 128. SFAS No. 128 requires that the Company take into account the effect on consolidated earnings per share of options, warrants and convertible securities issued by its subsidiaries. The effect on consolidated earnings per share depends on whether the securities issued by the subsidiary enable their holders to obtain common stock of the subsidiary company or common stock of the parent company. Securities issued by a subsidiary that enable their holders to obtain the subsidiary's common stock are included in computing the subsidiary's earnings per share data. The diluted per-share earnings of the subsidiary are included in the Company's consolidated earnings per shares computations based on the consolidated group's holding of the subsidiary's securities. In February 2005, SOI issued options exercisable for 1,400,000 shares of its own common stock. Subsequently, in June 2006, SOI issued options exercisable for an additional 700,000 shares of its own common stock. In the calculation of its earnings per share for fiscal 2007 and 2006, the Company included the effect of SOI's options in its consolidated earnings per share.

The following table sets forth the computation of basic and diluted earnings per share attributable to common stockholders for the periods indicated (in thousands, except per share data):

	Year Ended April 30,		
	2007	2006	2005
Basic:			
Numerator:			
Net income	$23,973	$89,148	$76,387
Denominator:			
Weighted average shares	54,706	54,268	56,691
Weighted average unvested common stock subject to repurchase	—	—	(3)
Weighted average common shares for net income per share	54,706	54,268	56,688
Basic net income per share	$ 0.44	$ 1.64	$ 1.35
Diluted:			
Numerator:			
Net income	$23,973	$89,148	$76,387
Dilutive effect of SOI consolidation	(13)	(47)	—
Net income for diluted computation	$23,960	$89,101	$76,387
Denominator:			
Denominator for basic net income per share	54,706	54,268	56,688
Weighted average effect of dilutive securities:			
Common stock options	528	2,690	4,875
Unvested common stock subject to repurchase	—	—	3
Weighted average common shares for diluted net income per share	55,234	56,958	61,566
Diluted net income per share	$ 0.43	$ 1.56	$ 1.24

Note 12 — Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock. As of April 30, 2007 and 2006, approximately 54,941,000 and 53,874,000 shares were issued and outstanding, respectively. As of April 30, 2007 and 2006, 5,870,000 shares were held as treasury stock. In addition, as of April 30, 2007, approximately 26,827,000 shares of common stock have been reserved for issuance under the Company's employee stock option plans, the directors' stock option plan and employee stock purchase plan.

In connection with the CDM acquisition, the Company issued 515,000 shares of common stock representing $10 million at an agreed valuation of $19.42 per share. Approximately 147,000 of these shares were retained as security for certain indemnities given by the sellers. In fiscal 2007, the Company subsequently issued the 147,000 escrow shares to the original shareholders. The escrow shares were puttable back to the Company at a premium and 145,000 shares were put to the Company for cash totaling $2.8 million.

In June 2005, the Company's board of directors authorized management to use up to $100 million of the Company's available cash in an open-market program to repurchase its common stock. The program expired in June 2006. Under the program, the Company repurchased 5,870,000 shares of its common stock. In February 2007, the Company's board of directors approved another stock repurchase program that, subject to applicable securities laws, provides for the repurchase of up to $100 million of its outstanding common stock. As of April 30, 2007 and 2006, the Company had cumulatively repurchased 5,870,000 shares of its common stock. (See Note 14.)

Note 13 — Employee Stock Purchase and Stock Option Plans

2000 Employee Stock Purchase Plan

The 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan") was adopted by the board of directors in February 2000 and was approved by the shareholders in March 2000. The 2000 Purchase Plan became effective upon the closing of the Company's initial public offering. Under the 2000 Purchase Plan, 3,000,000 shares of common stock were initially reserved for issuance together with an annual increase in the number of shares reserved thereunder beginning on the first day of the fiscal year commencing May 1, 2001 in an amount equal to the lesser of: 2,000,000 shares, or four percent of the Company's outstanding common stock on the last day of the prior fiscal year, or an amount determined by the Company's board of directors. The offering periods under this plan are the periods of approximately 24 months commencing on the first trading day on or after June 1 and December 1 of each year and terminating on the last trading day in the periods ending twenty-four months later. Depending on the fair market value of the common stock, the offer periods can be consecutive or overlapping. The purchase period under the 2000 Purchase Plan begins on the first trading day on or after June 1 and December 1 of each year and ends six months later. The purchase price of the common stock under this plan is 85% of the lesser of the fair market value per share on the first trading day of the offering period or on the last trading day of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with the Company. The 2000 Purchase Plan will terminate in February 2010, unless the board of directors determines to terminate it sooner. As of April 30, 2007, 1,868,825 shares had been purchased under the 2000 Purchase Plan.

1995 Stock Option Plan

In May 1995, the Company adopted the 1995 Stock Option Plan under which 7,200,000 shares of common stock were reserved for issuance to eligible employees, directors and consultants upon exercise of the stock options and stock purchase rights. Incentive stock options were granted at a price not less than 100% of the fair market value of the Company's common stock and at a price of not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options were granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 1995 Stock Option Plan generally vest over five years and are exercisable immediately or for up to ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant).

In February 2000, the Company terminated the 1995 Stock Option Plan as to future grants. However, options outstanding under the 1995 Stock Option Plan continue to be governed by the terms of the 1995 Stock Option Plan.

2000 Stock Plan

In February 2000, the Company adopted the 2000 Stock Plan under which 6,000,000 shares of common stock were initially reserved for issuance together with an annual increase in the number of shares reserved thereunder beginning on the first day of the Company's fiscal year, commencing May 1, 2002, in an amount equal to the lesser of: 3,000,000 shares, or 6% of outstanding shares of common stock on the last day of the prior fiscal year, or an amount determined by the Company's board of directors. The 2000 Stock Plan provides for grants of incentive stock options to its employees including officers and employees, directors and nonstatutory stock options to its consultants including nonemployee directors. Incentive stock options are granted at a price not less than 100% of the fair market value of the Company's common stock and at a price not less than 110% of the fair market value for grants to any person who owns more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owns more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 2000 Stock Plan have been at fair market value on the date of the grant and generally vest over four years and are exercisable up to ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant).

Under the 2000 Stock Plan, options to purchase approximately 5,273,000 and 1,871,000 shares of common stock were granted to employees during fiscal 2007 and 2006, respectively. As of April 30, 2007, options to purchase approximately 12,149,000 shares of common stock were outstanding under the 2000 Stock Plan.

2000 Director Option Plan

The 2000 Director Option Plan was adopted by the board of directors in February 2000 and approved by the shareholders in March 2000. Under this plan 500,000 shares of common stock were initially reserved for issuance together with an annual increase in the number of shares reserved thereunder beginning on the first day of the Company's fiscal year commencing May 1, 2002 equal to the lesser of 150,000 shares, or 0.25% of the outstanding shares of the common stock on the last day of the prior fiscal year, or an amount determined by the board of directors. The 2000 Director Option Plan provides for an initial grant to the nonemployee director to purchase 40,000 shares of common stock. Subsequent to the initial grants, each nonemployee director is granted an option to purchase 20,000 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting the director has served on the board of directors for not less than six months. The contractual term of options granted under the 2000 Director Option Plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The initial 40,000 share grants are exercisable at a rate of one-fourth of the shares on the first anniversary of the grant date and at a rate of 1/16th of the shares per quarter thereafter. The subsequent 20,000 share grants are exercisable at the rate of 1/16th of the shares per quarter. The exercise price of all of these options is 100% of the fair market value of the common stock on the date of grant.

The following table summarizes stock-based compensation award activity under the 2000 Stock Plan and the 2000 Director Option Plan, and the related weighted average exercise price, for the three fiscal years ended April 30, 2007:

		Options outstanding	
	Options Available For Grant (in thousands)	Number of Shares (in thousands)	Weighted Average Price Per Share
Balance at May 1, 2004	1,661	7,537	$ 10.51
Replenished	3,140	—	—
Granted	(3,984)	3,984	19.58
Exercised	—	(934)	4.11
Canceled	841	(841)	16.87
Balance at April 30, 2005	1,658	9,746	14.28
Replenished	3,144	—	—
Granted	(1,931)	1,931	18.22
Exercised	—	(1,993)	8.83
Canceled	721	(721)	15.83
Expired – 1995 Stock Option Plan	(551)	—	—
Balance at April 30, 2006	3,041	8,963	16.22
Replenished	3,135	—	—
Granted	(5,333)	5,333	21.26
Exercised	—	(859)	9.08
Expired or forfeited	900	(900)	20.58
Balance at April 30, 2007	1,743	12,537	$ 18.54
Vested and expected to vest at April 30, 2007		11,816	$ 18.36

As of April 30, 2007 and 2006, options to purchase 6,126,000 and 4,768,000 shares, respectively, were vested. Information regarding the options outstanding as of April 30, 2007 is summarized below:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Options Outstanding (in thousands)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Options Vested and Exercisable (in thousands)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$ 0.15 – $14.58	2,221	6.07	$ 8.85		1,737		$ 7.70	
$14.59 – $16.40	2,317	6.69	16.02		2,078		16.01	
$16.41 – $18.00	2,611	9.24	16.89		547		16.90	
$18.01 – $25.40	2,809	7.50	23.11		1,651		23.02	
$25.41 – $30.05	2,579	9.01	25.83		113		28.06	
$ 0.15 – $30.05	12,537	7.77	$ 18.54	$ 10,584	6,126	6.74	$ 15.84	$ 10,209

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the aggregate difference between the closing stock price of the Company's common stock on April 30, 2007 of $13.52 and the exercise price of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of that date. The total number of shares of common stock underlying in-the-money options exercisable as of April 30, 2007 was 1,598,000.

The total intrinsic value of options exercised during fiscal 2007 was $3.8 million. Total cash received from employees as a result of employee stock option exercises during fiscal 2007 was approximately $7.8 million.

As of April 30, 2007, net of forfeitures, there was $44.5 million of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of 1.2 years. For the 2000 Purchase Plan, as of April 30, 2007, there was $1.2 million of unrecognized compensation cost which is expected to be recognized over a weighted average period of 1.1 years. The Company's current practice is to issue new shares to settle share option exercises.

Impact of the Adoption of SFAS No. 123(R)

The Company adopted SFAS No. 123(R) beginning May 1, 2006 and used the modified prospective transition method. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Effective with the adoption of SFAS No. 123(R), stock-based compensation expense is recognized in the Company's Consolidated Statements of Operations and includes (i) compensation expense for stock-based compensation awards granted prior to, but not yet vested as of May 1, 2006, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and (ii) compensation expense for the stock-based compensation awards granted or modified subsequent to May 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The impact of SFAS No. 123(R) on the Company's consolidated financial statements by award type during fiscal 2007 was as follows (in thousands):

	Year Ended April 30, 2007
Stock-based compensation expense by type of award:	
Employee stock options	$ 28,277
Employee stock purchase plan	1,383
Total stock-based compensation	29,660
Tax effect	3,613
Net effect on net income	$ 26,047

Valuation Assumptions

SFAS No. 123(R) requires companies to estimate the fair value of stock-based compensation awards on the grant date using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's Consolidated Statements of Income. The Company measures the fair value of stock-based compensation awards using Black-Scholes consistent with the provisions of SFAS No. 123(R), SEC SAB No. 107 and the Company's prior period pro forma disclosures of net earnings, including stock-based compensation (determined under a fair value method as prescribed by SFAS No. 123). Black-Scholes was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions. These assumptions differ significantly from the characteristics of the Company's stock-based compensation awards. Black-Scholes also requires the use of highly subjective, complex assumptions, including expected term and the price volatility of the Company's stock.

The fair value for these options was estimated using the Black-Scholes option pricing model. The per share weighted average estimated grant date fair value for employee options granted during the years ended April 30, 2007, 2006 and 2005 was $11.37, $9.36 and $14.59, respectively.

The following weighted average assumptions are included in the estimated fair value calculations for stock options granted in fiscal 2007, 2006 and 2005:

	Employee Stock Option Plans Year Ended April 30,			Employee Stock Purchase Plan Year Ended April 30,		
	2007	2006	2005	2007	2006	2005
Risk-free interest rate	4.9%	4.1%	3.2%	5.0%	4.0%	2.3%
Expected term of options (in years)	4.1	3.5	3.4	0.5	0.5	0.5
Expected volatility	64%	79%	123%	52%	46%	65%
Expected dividend yield	0%	0%	0%	0%	0%	0%

Using Black-Scholes, the per share weighted average estimated fair value of rights issued pursuant to the Company's 2000 Purchase Plan during the years ended April 30, 2007, 2006 and 2005 was $7.41, $3.92 and $4.37, respectively.

The methodologies for determining the above values were as follows:

- *Expected term:* The expected term represents the period that the Company's stock-based awards are expected to be outstanding and is estimated based on historical experience.
- *Risk-free interest rate:* The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company's stock-based awards.
- *Expected volatility:* Upon the adoption of SFAS No. 123(R), the Company determines expected volatility based on an average between the historical volatility of the Company's common stock and the implied volatility based on the Company's traded options. Averaging two data sources may provide a better proxy to what market place participants would use to value the Company's options. Previously, the Company determined expected volatility based on the historical volatility of the Company's common stock.
- *Dividend yield:* The dividend yield assumption reflects the Company's intention not to issue a dividend under its dividend policy.
- *Estimated pre-vesting forfeitures:* When estimating pre-vesting forfeitures, the Company considers forfeiture behavior based on actual historical information.

Periods Prior to Adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), the Company applied APB 25 and related interpretations and provided the required pro forma disclosures of SFAS No. 123, as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation — Transition and Disclosures."* The pro forma information in the following table illustrates the effect on net income and net income per share for fiscal 2006 and 2005 as if the Company had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share amounts):

	Year Ended April 30,	
	2006	**2005**
Net income, as reported	$ 89,148	$ 76,387
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	14
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	19,164	24,422
As adjusted net income	$ 69,984	$ 51,979
Net income per share – Basic:		
As reported	$ 1.64	$ 1.35
As adjusted	$ 1.29	$ 0.92
Net income per share – Diluted:		
As reported	$ 1.56	$ 1.24
As adjusted	$ 1.29	$ 0.92
Shares used in computing net income per share – Basic:		
As reported	54,268	56,688
As adjusted	54,268	56,688
Shares used in computing net income per share – Diluted:		
As reported	56,958	61,566
As adjusted	54,268	56,688

Note 14 — Treasury Stock

In June 2005, the Company's board of directors authorized the repurchase in an open-market program of up to an aggregate of $100 million of the Company's common stock. Repurchases under the open-market program were authorized for a twelve-month period that ended on June 21, 2006. As of January 31, 2007 and April 30, 2006, the Company had cumulatively repurchased 5,870,000 shares of its common stock under the open-market program for an aggregate cost of approximately $79.6 million.

In February 2007, the Company's board of directors approved another stock repurchase program that, subject to applicable securities laws, provides for the repurchase of up to $100 million of its outstanding common stock in an open-market program. Such purchases will be at times and in amounts as the Company deems appropriate, based on factors such as market conditions, legal requirements and other corporate considerations.

Note 15 — Risks and Uncertainties

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables.

The Company maintains cash and cash equivalents and short-term investments with various financial institutions, located in several different jurisdictions. Deposits held with banks may generally be redeemed upon demand and may exceed the limit of insurance provided on such deposits. All these deposits and other financial instruments are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. The Company has not sustained credit losses from instruments held at financial institutions.

The Company's products are primarily sold to OEMs, VARs and to distributors. The Company's sales to significant customers as a percentage of revenues for the fiscal years indicated were as follows:

	Year Ended April 30,		
	2007	2006	2005
Percentage of revenues:			
Customer A	15.1%	13.7%	10.9%
Customer B	14.0%	*	*
Customer C	12.9%	*	*
Customer D	*	14.6%	19.1%
Customer E	*	11.6%	15.6%

* Less than ten percent of revenues.

The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts. Significant customer account receivables as a percentage of net accounts receivable for the fiscal years indicated were as follows:

	April 30,	
	2007	2006
Percentage of accounts receivable, net:		
Customer A	22.7%	20.3%
Customer B	21.1%	*
Customer C	12.0%	16.7%
Customer D	*	17.8%

* Less than ten percent of accounts receivable, net.

Certain of the Company's wafer, color filter application and packaging services are obtained from a single source or a limited group of suppliers. The partial or complete loss of one or more of these sources could have at least a temporary adverse effect on the Company's consolidated results of operations.

Note 16 — Segment and Geographic Information

The Company identifies its business segments based on business activities, management responsibility and geographic location. For all periods presented, the Company operated in a single reportable business segment.

The Company sells its image-sensor products either directly to OEMs and VARs or indirectly through distributors.

The following table illustrates the percentage of revenues from sales to OEMs and VARs and to distributors for fiscal years 2007, 2006 and 2005, respectively:

	Year Ended April 30,		
	2007	2006	2005
OEMs and VARs	60.0%	68.9%	79.4%
Distributors	40.0	31.1	20.6
Total	100.0%	100.0%	100.0%

Since the Company's end-user customers market and sell their products worldwide, its revenues by geographic location are not necessarily indicative of the geographic distribution of end-user sales, but rather indicate where the products and/or their components are manufactured or sourced. The revenues by geography in the following table are based on the country or region in which the Company's customers issue to us purchase orders (in thousands):

	Year Ended April 30,		
	2007	2006	2005
China(1)	$365,204	$287,702	$206,997
Taiwan	75,999	97,467	72,977
South Korea	35,684	40,037	27,998
Japan	31,387	57,422	69,393
United States	5,141	4,771	3,049
All other	14,728	4,527	7,648
Total	$528,143	$491,926	$388,062

(1) Prior year data reclassified to combine the results for Hong Kong and China.

The Company's long-lived assets are located in the following countries (in thousands):

	April 30,	
	2007	2006
Taiwan	$ 71,953	$ 40,637
China	22,053	17,146
United States	41,896	1,633
All other	542	456
	$136,444	$ 59,872

Note 17 — Commitments and Contingencies

Commitments

In December 2000, the Company formed HWSC as a subsidiary to conduct testing operations and other processes associated with the manufacturing of the Company's products in China. The registered capital of HWSC is $30.0 million of which the Company has funded a total of $27.0 million. Under an agreement with the Chinese government, the date by which the remaining registered capital must be funded has been extended to July 17, 2007. The $27.0 million invested through April 30, 2007 was used primarily for payment to building contractors for the construction of facilities and the purchase of equipment.

The Company also maintains a subsidiary in Shanghai, SDC, which provides assistance to the Company in various product design projects. On January 10, 2007, SDC entered into a Land-Use-Right Purchase Agreement (the "Purchase Agreement") with the Construction and Transportation Commission of the Pudong New District, Shanghai. The Purchase Agreement has an effective date of December 31, 2006. Under the terms of the Purchase Agreement, the Company agreed to pay an aggregate amount of approximately $0.6 million (the "Purchase Price") in exchange for the right to use approximately 323,000 square feet of land located in Shanghai for a period of 50 years. In addition, the Company is obligated to invest a minimum of approximately $30 million to develop the land and construct facilities, which amount includes the Purchase Price. As of April 30, 2007, the Company has already contributed $7.5 million of the $30 million total investment. Construction of the facilities on the land must commence and be completed during the time period beginning on June 30,

2007 and ending on June 30, 2009, subject to an additional one-year extension under limited circumstances. The Company may use the land solely for the purposes of industrial use and/or scientific research. The Company intends to use SDC's registered capital to partially fund its commitment to this project.

The Company has various commitments arising from the VisEra Agreement, as amended. In April 2007, the Company contributed an additional $27 million to VisEra, which satisfied its portion of the latest total capital commitment to the joint venture, of $112.9 million. This capital amount was established in the January 2007 amendment to the Amended VisEra Agreement. Through April 30, 2007, the Company has contributed $51.6 million to VisEra and VisEra Cayman. The Company's future contributions may be made in the form of cash or asset contributions. To the extent, if any, that the value of the assets contributed exceeds the value of the Company's commitment, the Company will receive cash from VisEra Cayman. (See Note 5.)

The Company leases certain facilities and software under non-cancelable operating lease agreements. The non-cancelable operating leases expire at various dates through fiscal 2013. At April 30, 2007, future minimum lease commitments under operating leases are as follows (in thousands):

Years Ended April 30,	
2008	$ 4,324
2009	4,910
2010	3,459
2011	640
2012	634
Thereafter	198
Total	$14,165

Rental expenses under all operating leases amounted to approximately $8.0 million, $4.0 million and $2.2 million for the years ended April 30, 2007, 2006 and 2005, respectively.

Litigation

From time to time, the Company has been subject to legal proceedings and claims with respect to such matters as patents, product liabilities and other actions arising out of the normal course of business.

On November 29, 2001, a complaint captioned *McKee v. OmniVision Technologies, Inc., et. al., Civil Action No. 01 CV 10775*, was filed in the United States District Court for the Southern District of New York against OmniVision, some of the Company's directors and officers, and various underwriters for the Company's initial public offering. Plaintiffs generally allege that the named defendants violated federal securities laws because the prospectus related to the Company's offering failed to disclose, and contained false and misleading statements regarding, certain commissions purported to have been received by the underwriters, and other purported underwriter practices in connection with their allocation of shares in the Company's offering. The complaint seeks unspecified damages on behalf of a purported class of purchasers of the Company's common stock between July 14, 2000 and December 6, 2000. Substantially similar actions have been filed concerning the initial public offerings for more than 300 different issuers, and the cases have been coordinated as *In re Initial Public Offering Securities Litigation, 21 MC 92*. Claims against the Company's directors and officers have been dismissed without prejudice pursuant to a stipulation. On February 19, 2003, the Court issued an order dismissing all claims against the Company except for a claim brought under Section 11 of the Securities Act of 1933.

The issuer defendants and plaintiffs negotiated a stipulation of settlement for the claims against the issuer defendants, including OmniVision, that was submitted to the Court for approval. In August 2005, the Court preliminarily approved the settlement. In December 2006, the appellate court overturned the certification of classes in the six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceedings. Because class certification is a condition of the settlement, it is unlikely that the current settlement will receive final court approval. In that event, any revised or future settlement would be uncertain. If the litigation proceeds, the Company believes that it has meritorious defenses to plaintiffs' claims and intends to defend the action vigorously.

On June 10, 2004, the first of several putative class actions was filed against the Company and certain of its present and former directors and officers in federal court in the Northern District of California on behalf of investors who purchased its common stock at various times from February 2003 through June 9, 2004. Those actions were consolidated under the caption *In re OmniVision Technologies, Inc.*, No. C-04-2297-SC, and a consolidated complaint was filed. The consolidated complaint asserts claims on behalf of purchasers of the Company's common stock between June 11, 2003 and June 9, 2004, and seeks unspecified damages. The consolidated complaint generally alleges that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by allegedly engaging in improper accounting practices that purportedly led to the Company's financial restatement. On July 29, 2005, the court denied the Company's motion to dismiss the complaint.

The parties engaged in settlement discussions and in November 2006, the parties reached an agreement in principle to settle this litigation. The total amount of the proposed settlement is approximately $13.8 million, of which approximately $0.8 million would be contributed by the Company and the remainder would be funded by insurance carriers that issued Directors and Officers Liability Insurance Policies to the Company. The Company accrued $3.3 million during fiscal 2007, as its share of the settlement, including unreimbursed defense costs, net of the $13.0 million in recoverable insurance proceeds. The parties have executed a Stipulation of Settlement that was filed with the Court on May 15, 2007. On May 25, 2007, the Court issued an Order preliminarily approving the settlement and providing for notice of the settlement to be provided to the purported shareholder class. The Order also scheduled a hearing on September 7, 2007 to determine whether the proposed settlement is fair, reasonable and adequate to the purported class and should receive final approval by the Court. As a result of the pending settlement, the parties have agreed to stay discovery and other proceedings. The Company believes that ultimate settlement is probable at the currently estimated amount. There is no assurance that the Court will grant such approval, or that the settlement will become final. If the settlement does not occur and litigation against it continues, the Company believes that it has meritorious defenses and intends to defend the case vigorously. If the litigation continues, the Company cannot estimate whether the result of the litigation would have a material adverse effect on its financial condition, results of operations or cash flows.

On October 20, 2005, a purported shareholder derivative complaint, captioned *Hackl v. Hong*, No. 1:05-CV-050985, was filed in Santa Clara County Superior Court for the State of California. This derivative action contains allegations that were virtually identical to the prior state court derivative actions that were voluntarily dismissed, and which were based on the allegations contained in the securities class actions. The complaint generally sought unspecified damages and equitable relief based on causes of action against various of the Company's present and former directors and officers for purported breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of California Corporations Code. The Company was named solely as a nominal defendant against whom no monetary recovery was sought. Pursuant to a January 20, 2006 Court Order, plaintiff furnished a bond for reasonable expenses in order to proceed with his derivative action. On May 15, 2006, the Court sustained the Company's demurrer to the complaint with leave to amend on the grounds that the plaintiff failed to make a pre-litigation demand on the Company's board of directors and fails to sufficiently plead that demand is futile. On October 4, 2006, the Court sustained the Company's demurrer to the complaint as well and again granted plaintiff leave to amend. On May 10, 2007, the Court sustained the Company's demurrer contending that plaintiff's complaint failed to allege adequately why no pre-litigation demand had been made on the Company's Board of Directors, but granted plaintiff leave to further amend the complaint. Simultaneously, the parties advised the Court that they had reached a settlement in principle. The parties executed a Stipulation of Settlement that was filed with the Court on June 18, 2007. On June 26, 2007, the Court entered an order approving the settlement, pursuant to which the Company agreed to pay a settlement fee in the amount of $200,000.

Note 18— Related Party Transactions

In May 2006, the Company consummated a loan agreement with one of its employees. Under the terms of the agreement, which was approved in fiscal 2004, the Company extended to the employee a three-year $1.0 million loan with an imputed interest rate of approximately five percent per annum which matures on May 12, 2009. The loan is secured by a deed of trust.

In the second quarter of fiscal 2006, the Company entered into an agreement with ImPac (see Note 5) under which ImPac agreed to provide certain management and support services to HWSC. The Company compensates ImPac for the services provided in accordance with the Company's policy regarding related party transactions. The Company's board of directors approved the agreement, which may be cancelled by either party at any time. During the three months ended January 31, 2007, the Company and ImPac agreed to phase out ImPac's management and support services over the next several months beginning on January 1, 2007. During fiscal 2007 and 2006, the Company paid ImPac approximately $3.5 million and $0.5 million, respectively, as compensation for manufacturing and management support services. There were no such payments in fiscal 2005. In fiscal 2006 and 2005, the Company also received $1.3 million and $1.0 million, respectively, from ImPac for the sale of products to ImPac. In addition, from August 2005 to December 2006, Tsuey-Jiuan Chen, the president of ImPac, has also acted as president of HWSC. From August 2001 to April 2003, Tsuey-Jiuan Chen served on the Company's board of directors.

In January 2006, in accordance with the Amended VisEra Agreement (see Note 5), VisEra, the Company's joint venture with TSMC, purchased from TSMC color filter processing equipment and related assets for an aggregate price equivalent to $16.9 million. In connection with the purchase, VisEra entered into a three-year lease agreement with TSMC. Under this agreement, VisEra leases from TSMC approximately 14,000 square feet of factory and office space where the assets are located. Under a related services contract, TSMC agreed to provide VisEra with certain manufacturing support services, such as mail delivery and receipt and reception services, at prices which approximate cost.

The Company consolidated VisEra's operating results from August 1, 2005 to December 31, 2006. For the remainder of the three-year period ended April 30, 2007, the Company accounted for its investment in VisEra under the equity method. For the four-month period ended April 30, 2007, the three-month period ended July 31, 2005, and fiscal year 2005, the Company paid $45.4 million, $18.1 million and $72.5 million, respectively, to VisEra for manufacturing and logistics support services.

The following table summarizes the transactions that the Company's consolidated affiliate, SOI, and its affiliate, VisEra, engaged in with related parties in the ordinary course of business in each of the last three fiscal years (in thousands):

	Year Ended April 30,		
	2007	2006	2005
SOI transactions with:			
ImPac:			
Purchases of manufacturing services	$ 4,162	$ 5,700	$ 3,770
Balance payable at year end	742	447	1,171
PSC:			
Purchases of wafers	5,345	6,770	4,334
Rent and other services	51	45	493
Balance payable at year end	244	612	658
VisEra:			
Purchases of manufacturing services	—	50	188
Balance payable at year end	—	—	143
VisEra transactions with:			
ImPac:			
Purchases of manufacturing services	10,913	12,420	6,677
Balance payable at year end	14	1,367	889
TSMC:			
Sales to TSMC	2,409	1,195	—
Purchases of manufacturing services	923	21,516	17,681
Rent, utilities and other services	5,544	1,832	856
Balance payable at year end	1,601	2,414	2,230
XinTec:			
Sales to XinTec	49	—	—
Purchases of manufacturing services	65,539	32,138	23,214
Balance payable at year end	$11,333	$ 6,987	$ 3,513

The Company purchases a substantial portion of its wafers from TSMC. The Company also purchases a portion of its wafers from PSC.

Note 19 — Subsequent Event

In May 2007, the Company, through its wholly-owned subsidiary, OmniVision Trading (Hong Kong) Company Limited, consummated an Investment Agreement with China WLCSP Limited ("WLCSP") (the "Investment Agreement") and an Equity Interests Transfer Agreement with WLCSP and Infinity-CSVC Venture Capital Enterprise ("Infinity-CSVC") (the "Transfer Agreement"), each with an effective date as of April 6, 2007. Pursuant to the Investment Agreement, the Company acquired 2,500,000 units of WLCSP's equity interests from WLCSP at a per unit price of $2.00 for an aggregate purchase amount of $5,000,000. Under the terms of the Transfer Agreement, the Company purchased from Infinity-CSVC 2,000,000 units of WLCSP's outstanding equity interests at a price per unit of $2.00 for an aggregate purchase amount of $4,000,000. Following the completion of the two transactions, the Company owns approximately 19.98% of WLCSP's registered capital on a fully-diluted basis and has appointed a member to WLCSP's board of directors and a supervisor to monitor the actions of WLCSP's board of directors and officers.

WLCSP is in the business of designing, manufacturing, packaging and selling certain wafer level chip scale packaging related services, for which the Company is currently a customer. Following the consummation of the investment transactions described above, the Company anticipates entering into a service agreement with WLCSP.

Supplementary Data (Unaudited)

	Three Months Ended			
	July 31, 2006(2)	Oct. 31, 2006(1)(2)	Jan. 31, 2007(2)	April 30, 2007(2)
	(in thousands, except per share data)			
Revenues	$136,875	$137,656	$134,381	$119,231
Cost of revenues	87,155	92,101	100,892	92,628
Gross profit	49,720	45,555	33,489	26,603
Net income (loss)	$ 15,881	$ 5,415	$ 4,130	$ (1,453)
Net income (loss) per share:				
Basic	$ 0.29	$ 0.10	$ 0.08	$ (0.03)
Diluted	$ 0.28	$ 0.10	$ 0.07	$ (0.03)
Shares used in computing per share amounts:				
Basic	54,401	54,620	54,872	54,929
Diluted	56,704	55,624	55,885	54,929

	Three Months Ended			
	July 31, 2005	Oct. 31, 2005	Jan. 31, 2006	April 30, 2006
	(in thousands, except per share data)			
Revenues	$ 95,994	$126,820	$137,283	$131,829
Cost of revenues	64,065	80,997	81,922	83,266
Gross profit	31,929	45,823	55,361	48,563
Net income	$ 14,382	$ 22,597	$ 29,636	$ 22,533
Net income per share:				
Basic	$ 0.25	$ 0.42	$ 0.56	$ 0.42
Diluted	$ 0.25	$ 0.41	$ 0.53	$ 0.39
Shares used in computing per share amounts:				
Basic	57,178	53,807	52,576	53,529
Diluted	58,194	55,486	55,547	57,229

(1) In the three months ended October 31, 2006, the Company recorded $3.3 million in litigation settlement expenses, net of $13.0 million in recoverable insurance proceeds, to reflect the Company's share of a tentative settlement of a securities class action lawsuit.

(2) On May 1, 2006, the Company adopted the provisions of SFAS No. 123(R) for recording share-based compensation.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's chief executive officer and its chief financial officer, the Company conducted an evaluation of its disclosure controls and procedures, as defined in the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report on Form 10-K. The Company's disclosure controls and procedures are designed to provide reasonable assurance that information the Company is required to disclose in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to its management, including the Company's chief executive officer and chief financial officer. Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that, at the level of reasonable assurance, the Company's disclosure controls and procedures were effective as of April 30, 2007.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. OmniVision's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

The Company's management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the document entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that, owing to changes in conditions, controls may become inadequate, or that the degree of compliance with policies or procedures may deteriorate. Based on this evaluation, the Company's management concluded that, as of April 30, 2007 the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item concerning our directors is incorporated by reference to the sections captioned *"Proposal 1 – Election of Directors" and "Corporate Governance"* contained in our proxy statement related to our 2007 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) of Form 10-K (the "Proxy Statement"). The information required by this item concerning compliance with Section 16(a) of the Exchange Act is incorporated by references to the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* in our Proxy Statement. Certain information required by this item concerning executive officers is set forth in Part I of this Report in Item 1. *"Business"* under the heading *"Executive Officers and Directors of the Registrant."*

Code of Ethics

We have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. This code of ethics is posted on our Internet website. The Internet address for our website is http://www.ovt.com, and the code of ethics may be found on the "Corporate Governance" section of our "Investors" webpage.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above, or as otherwise required by the NASDAQ Global Market.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections captioned *"Executive Compensation and Other Matters"* contained in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the sections captioned *"Security Ownership of Certain Beneficial Owners and Management"* and *"Equity Compensation Plan Information"* contained in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the section captioned *"Related Party Transactions"* contained in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the section captioned *"Proposal Three — Ratification of Appointment of Independent Registered Public Accounting Firm"* contained in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements. Refer to the financial statements filed as a part of this Report under *"Item 8—Financial Statements and Supplementary Data."*

2. Financial Statement Schedules. The following financial schedule is filed as part of this Report under *"Schedule II—Valuation and Qualifying Accounts for the Years Ended April 30, 2007, 2006 and 2005."* All other schedules called for by

Form 10-K have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. Exhibits.

Exhibit Number		Description
+2.1	(8)	Agreement and Plan of Merger by and among the Registrant, Ski-Jump Acquisition Corp, R.C. Mercure, Jr., W. Thomas Cathy, Jr. and Edward Dowski, Jr., CDM Optics, Inc., and R.C. Mercure, Jr., a representative of the CDM security holders
3.1	(1)	Restated Certificate of Incorporation
3.2	(1)	Bylaws of the Registrant
4.1	(1)	Specimen Common Stock Certificate
4.2	(1)	Amended and Restated Registration Rights Agreement, dated as of May 20, 1998, by and among the Registrant and certain stockholders of the Registrant
4.3	(3)	Preferred Stock Rights Agreement, dated August 21, 2001, between the Registrant and Equiserve Trust Company, N.A., including the Certificate of Designation, the form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C, respectively
4.4	(6)	Amendment to Preferred Stock Rights Agreement, dated August 21, 2001, between the Registrant and EquiServe Trust Company, N.A., effective June 7, 2004
4.5	(8)	Registration Rights Agreement dated April 19, 2005, by and among the Registrant and former holders of CDM Optics, Inc. securities
10.1	(1)	Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2	(1)	2000 Stock Plan and form of option agreement
10.3	(1)	2000 Employee Stock Purchase Plan and form of subscription agreement
10.4	(1)	2000 Director Stock Option Plan and form of option agreement
10.5	(4)	Lease Agreement between the Registrant and Caribbean/Geneva Investors and Crossman Partners, L.P., dated March 14, 2003, for the premises at 1341 Orleans Drive, Sunnyvale, California 94089-1136
*10.6	(1)	Non-exclusive Distributor Agreement between the Registrant and World Peace Industrial Co., Ltd. dated January 1, 1998
10.7	(2)	Agreement on Construction of Complete Municipal Facilities, Shanghai Songjiang Export Processing Zone between OmniView Technology International Ltd. and Shanghai Songjiang Export Processing Zone Administrative Committee dated December 28, 2000
10.8	(2)	Shanghai Songjiang Export Processing Zone Administrative Committee Official Reply to the Feasibility Study Report and Articles of Association of Foreign Solely-funded Omni View Electronics (Shanghai) Co., Ltd. dated December 19, 2000
10.9	(2)	Contract on the Transfer of Shanghai State-owned Land Use Right between OmniView Technology International Ltd. and Shanghai Songjiang District Building and Land Administrative Bureau dated December 28, 2000
*10.10(b)	(5)	Letter of Comfort, dated October 29, 2003, by and between the Registrant and Taiwan Semiconductor Manufacturing Company
10.11	(7)	Executive Officer Profit Sharing/Bonus Plan
10.12	(9)	Amended and Restated Shareholders' Agreement dated August 12, 2005, by and between the Registrant, Taiwan Semiconductor Manufacturing Company and certain other parties
*10.13	(10)	Equipment Procurement Agreement dated as of August 31, 2006, by and between OmniVision Trading (Hong Kong) Co. Ltd. and XinTec Inc.
10.14	(11)	Termination Agreement, dated January 23, 2007, by and between XinTec, Inc. and OmniVision Trading (Hong Kong) Co. Ltd.
10.15	(12)	Land-Use-Right Purchase Agreement by and between the Registrant and the Construction and Transportation Commission of the Pudong New District, Shanghai, dated December 31, 2006
10.16	(12)	First Amendment to the Amended and Restated Shareholders' Agreement by and between the Registrant and Taiwan Semiconductor Manufacturing Co., Ltd. dated December 31, 2006
*10.17		Foundry Manufacturing Agreement by and between OmniVision International Holding Ltd. and Powerchip Semiconductor Corporation, dated February 27, 2007
10.18		Loan and Security Agreement by and between the Registrant and Citibank, N.A., dated March 16, 2007
10.19		Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing made as of March 20, 2007 by the Registrant, as trustor, to First American Title Insurance Company, as trustee, for the benefit of Citibank, N.A., as beneficiary

10.20	Stock Pledge Agreement entered into as of March 16, 2007 by the Registrant, as pledgor, in favor of Citibank, N.A., as secured party
10.21	Promissory Note Secured by Deed of Trust (Term Loan) issued by the Registrant to Citibank, N.A., dated March 16, 2007
10.22	Promissory Note Secured by Deed of Trust (Mortgage Loan) by the Registrant to Citibank, N.A., dated March 16, 2007
10.23	Investment Agreement by and between the OmniVision Trading (Hong Kong) Company Limited and China WLCSP Limited, dated April 6, 2007
10.24	Equity Interests Transfer Agreement by and among OmniVision Trading (Hong Kong) Company Limited, China WLCSP Limited and Infinity-CSVC Venture Capital Enterprise, dated April 6, 2007
10.25	Letter Agreement by and between the Registrant and Citibank, N.A., dated March 20, 2007
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on page 99)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Portions of this agreement have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed separately with the Securities and Exchange Commission.

\+ Schedules, exhibits and similar attachments to the Merger Agreement, as described therein, have been omitted pursuant to Item 6.01(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedule, exhibit or similar attachment to the Securities and Exchange Commission upon its request.

(1) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-1 (File No. 333-31926) as declared effective by the Securities and Exchange Commission on July 13, 2000.

(2) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2001.

(3) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form 8-A (Reg. No. 000-29939) as declared effective by the Securities and Exchange Commission on September 12, 2001.

(4) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 2003.

(5) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2003.

(6) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(7) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission March 31, 2005.

(8) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission April 25, 2005.

(9) Incorporated by reference to an exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.

(10) Incorporated by reference to an exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006.

(11) Incorporated by reference to an exhibit filed with Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2007.

(12) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended

January 31, 2007.

OMNIVISION TECHNOLOGIES, INC.

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended April 30, 2007, 2006 and 2005
(In thousands)

Description	Balance at Beginning of Year	Additions and Charges to Expenses	Write-offs and Deductions	Balance at End of Year
Allowance for doubtful accounts receivable:				
Fiscal year ended April 30, 2007	$ 1,067	$ 179	$ 266	$ 980
Fiscal year ended April 30, 2006	$ 1,237	$ (81)	$ 89	$ 1,067
Fiscal year ended April 30, 2005	$ 1,780	$ (543)	$ —	$ 1,237
Deferred tax valuation allowance:				
Fiscal year ended April 30, 2007	$ 9,264	$ 859	$ 7,247	$ 2,876
Fiscal year ended April 30, 2006	$ 1,761	$ 7,503	$ —	$ 9,264
Fiscal year ended April 30, 2005	$ 1,260	$ 501	$ —	$ 1,761
Allowance for sales returns:				
Fiscal year ended April 30, 2007	$ 6,429	$ 945	$ 1,907	$ 5,467
Fiscal year ended April 30, 2006	$ 5,293	$ 2,303	$ 1,167	$ 6,429
Fiscal year ended April 30, 2005	$ 3,301	$ 6,224	$ 4,232	$ 5,293

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNIVISION TECHNOLOGIES, INC.

By: /s/ SHAW HONG
Shaw Hong
President and Chief Executive Officer

Date: June 29, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shaw Hong and Peter V. Leigh, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-facts and agents, or his substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ SHAW HONG **Shaw Hong**	Chief Executive Officer, President and Director *(Principal Executive Officer)*	June 29, 2007
/s/ PETER V. LEIGH **Peter V. Leigh**	Chief Financial Officer *(Principal Financial and Accounting Officer)*	June 29, 2007
/s/ XINPING HE **Xinping He**	Chief Operating Officer and Director	June 29, 2007
/s/ JOSEPH JENG **Joseph Jeng**	Director	June 29, 2007
/s/ DWIGHT STEFFENSEN **Dwight Steffensen**	Director	June 29, 2007
/s/ ANDREW WANG **Andrew Wang**	Director	June 29, 2007

OMNIVISION TECHNOLOGIES, INC.
1341 Orleans Drive
Sunnyvale, California 94089

August 24, 2007
To our Stockholders:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of OmniVision Technologies, Inc., (the "2007 Annual Meeting") which will be held at our principal executive offices located at 1341 Orleans Drive, Sunnyvale, California 94089, on Wednesday, September 26, 2007, at 10:00 a.m. local time.

We describe in detail the actions we expect to take at our 2007 Annual Meeting in the attached Notice of 2007 Annual Meeting of Stockholders and Proxy Statement.

Whether or not you plan to attend the 2007 Annual Meeting, please complete, sign, date and return the enclosed proxy card as promptly as possible in the accompanying reply envelope. See "How do I vote?" in the proxy statement for more details. You may revoke your proxy in the manner described in the accompanying proxy statement at any time before it has been voted at the 2007 Annual Meeting. Any stockholder of record attending the 2007 Annual Meeting may vote in person even if he or she has returned a proxy.

You may receive an additional copy of our Annual Report on Form 10-K or a copy of the exhibits to our Annual Report on Form 10-K without charge by sending a written request to our Vice President of Legal and General Counsel at the address above.

We look forward to seeing you at the 2007 Annual Meeting.

Sincerely,

For the Board of Directors of
OMNIVISION TECHNOLOGIES, INC.



Shaw Hong
President, CEO and Director

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ACCOMPANYING REPLY ENVELOPE.

OMNIVISION TECHNOLOGIES, INC.
1341 Orleans Drive
Sunnyvale, California 94089

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE	10:00 a.m. local time on Wednesday, September 26, 2007.
PLACE	1341 Orleans Drive, Sunnyvale, California 94089.
ITEMS OF BUSINESS	(1) To elect one Class I director to serve until the expiration of his three (3) year term or until his successor is duly elected and qualified. (2) To approve the 2007 Equity Incentive Plan (the "2007 Plan") (3) To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending April 30, 2008. (4) To transact such other business as may properly come before the meeting and any adjournment thereof.
RECORD DATE	In order to vote, you must have been a stockholder at the close of business on August 15, 2007.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card sent to you. Voting instructions are printed on your proxy card and included in the accompanying proxy statement. You can revoke a proxy at any time prior to its exercise at the 2007 Annual Meeting by following the instructions in the proxy statement.



Y. Vicky Chou
Vice President of Legal and General Counsel

TABLE OF CONTENTS

OMNIVISION TECHNOLOGIES, INC.

PROXY STATEMENT FOR THE
2007 ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION

We are providing these proxy materials in connection with our 2007 Annual Meeting. This proxy statement, the accompanying proxy card and our 2007 Annual Report on Form 10-K were first mailed to stockholders on or about August 28, 2007. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the 2007 Annual Meeting. Please read it carefully.

***Q*: How do I vote?**

A: **Your vote is important**. You may vote by mail or by attending the 2007 Annual Meeting and voting by ballot, as described below.

Vote by Mail

If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it to Computershare Trust Company, N.A. ("Computershare"), in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card to OmniVision Technologies, Inc., c/o Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.

Voting at the 2007 Annual Meeting

The method or timing of your vote will not limit your right to vote at the 2007 Annual Meeting if you attend the meeting and vote in person. However, if your shares are held in the name of a bank, broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the 2007 Annual Meeting. You should allow yourself enough time prior to the 2007 Annual Meeting to obtain this proxy from the holder of record.

***Q*: Who is soliciting my vote?**

A: The enclosed proxy is solicited on behalf of the board of directors of OmniVision Technologies, Inc. ("OmniVision" or the "Company") for use at our 2007 Annual Meeting and at any adjournment or postponement of the meeting.

***Q*: What is the purpose of the 2007 Annual Meeting or what proposals will be voted on at the 2007 Annual Meeting?**

A: You will be voting on:

- Election of a director;
- Approval of the 2007 Plan;
- Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending April 30, 2008; and
- Any other business that may properly come before the 2007 Annual Meeting.

***Q*: What are the board of directors' recommendations?**

A: The board recommends a vote:

- **for** the election of the nominee for director identified in Proposal One;
- **for** the approval of the adoption of the 2007 Plan;

- **for** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending April 30, 2008; and

- **for or against** other matters that come before the 2007 Annual Meeting, as the proxy holders deem advisable.

***Q*: Who is entitled to vote at the 2007 Annual Meeting?**

A: Only stockholders of record who owned OmniVision common stock at the close of business on August 15, 2007, the record date for the 2007 Annual Meeting, are entitled to receive notice of, and to participate in, the 2007 Annual Meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares of OmniVision common stock that you held on the record date at the 2007 Annual Meeting, or any postponements or adjournments of the 2007 Annual Meeting. As of the record date, 54,664,892 shares of our common stock were issued and outstanding, which were held by approximately 74 stockholders of record. As of the record date, we had no shares of our preferred stock outstanding.

***Q*: How many votes do I have?**

A: You will have one vote for each share of our common stock you owned at the close of business on the record date, provided those shares are either held directly in your name as the stockholder of record or were held for you as the beneficial owner through a broker, bank or other nominee.

***Q*: What is the difference between holding shares as a stockholder of record and beneficial owner?**

A: Most of our stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare, you are considered the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you by OmniVision. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the 2007 Annual Meeting. We have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the 2007 Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the 2007 Annual Meeting, unless you request, complete and deliver a proxy from your broker, bank or nominee.

***Q*: How many votes can be cast by all stockholders?**

A: You are entitled to one vote for each share held on each matter considered at the 2007 Annual Meeting. We had 54,664,892 shares of common stock outstanding and entitled to vote on the record date.

***Q*: How many votes must be present to hold the 2007 Annual Meeting (what constitutes a quorum)?**

A: A quorum, which is a majority of our outstanding shares as of the record date, must be present in order to hold the 2007 Annual Meeting and to conduct business. Your shares will be counted as being present at the meeting if you attend the meeting in person or if you submit a properly executed proxy card. As of the record date, 54,664,892 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of common stock representing at least 27,332,447 shares of common stock is required to establish a quorum.

***Q*: How many votes are required to elect the Class I director and adopt the other proposals?**

A: The vote required and method of calculation for the proposals to be considered at the 2007 Annual Meeting are as follows:

Election of director. If a quorum is present, the nominee receiving the highest number of votes will be elected to the board of directors. You may vote either "for" or "withhold" your vote for the director nominee. A properly executed proxy marked "withhold" with respect to the election of the sole Class I director will not be voted with respect to the director, although it will be counted for purposes of determining whether there is a quorum.

Approval of Option Plan. The approval of the 2007 Plan requires the affirmative vote of a *majority* of the shares present, represented and entitled to vote on the matter in order to be approved. You may vote "for," "against," or "abstain" from voting on this proposal. If you abstain from voting on this matter, your shares will be counted as present and entitled to vote on the matter for purposes of establishing a quorum, and the abstention will have the same effect as a vote *against* this proposal.

Ratification of the appointment of PricewaterhouseCoopers LLP. For the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending April 30, 2008, the affirmative vote of a majority of the shares present, represented and entitled to vote on the item will be required for approval. You may vote "for," "against," or "abstain" from voting on this proposal. If you abstain from voting on this matter, your shares will be counted as present and entitled to vote on the matter for purposes of establishing a quorum, and the abstention will have the same effect as a vote *against* this proposal.

***Q*: What if I don't vote for some of the items listed on my proxy card?**

A: If you return your signed proxy card or voting instruction card in the enclosed envelope but do not mark selections, it will be voted in accordance with the recommendations of the board of directors. If you indicate a choice with respect to any matter to be acted upon on your proxy card or voting instruction card, the shares will be voted in accordance with your instructions.

***Q*: What if I don't vote for all of the items listed on my proxy card?**

A: If you return a proxy card that indicates an abstention from voting on all matters, the shares represented will be counted as present for the purpose of determining a quorum, but they will not be voted on any matter at the 2007 Annual Meeting. Consequently, if you abstain from voting on the proposal to elect the Class I director, your abstention will have no effect on the outcome of the vote with respect to this proposal. If you abstain from voting on the proposal for the approval of the 2007 Plan and/or the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm, your abstention will have the same effect as a vote against these proposals.

Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. Thus, if you do not otherwise instruct your broker, the broker may turn in a proxy card voting your shares "for" routine matters but expressly instructing that the broker is NOT voting on non-routine matters. A "broker non-vote" occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine. Broker non-votes are counted for the purpose of determining the presence or absence of a quorum but are not counted for determining the number of votes cast for or against a proposal.

If you are a beneficial owner and your broker holds your shares in its name, the broker is permitted to vote your shares on the election of a director and the approval of PricewaterhouseCoopers LLP as our independent registered public accounting firm even if the broker does not receive voting instructions from you. However, the broker is not authorized to vote your shares on the approval of the 2007 Plan without your specific voting instructions.

***Q*: Can I change or revoke my vote after I return my proxy card?**

A: You may revoke your proxy card at any time before it is voted at the 2007 Annual Meeting. In order to do this, you must either:

- sign and return another proxy card bearing a later date;
- provide written notice of the revocation to Y. Vicky Chou, our Vice President of Legal and General Counsel, at the address of our principal executive offices provided above, before we take the vote at the 2007 Annual Meeting; or
- attend the meeting and vote in person.

However, please note that if you would like to vote at the 2007 Annual Meeting and you are not the stockholder of record, you must request, complete and deliver a proxy from your broker, bank or nominee.

***Q*: What does it mean if I receive more than one proxy ?**

A: It generally means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy cards you receive.

***Q*: Who can attend the 2007 Annual Meeting?**

A: All stockholders as of the record date, or their duly appointed proxies, may attend the 2007 Annual Meeting.

***Q*: Who will bear the cost of soliciting votes for the 2007 Annual Meeting?**

A: We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing and mailing of proxy materials. The original solicitation of proxies by mail may be supplemented by solicitation by telephone and other means by directors and employees of OmniVision and by a third-party proxy solicitation company. In addition, we may reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding these proxy materials to you. We have hired The Altman Group as our proxy solicitor.

***Q*: How can I access OmniVision's proxy materials and annual report electronically?**

A: The proxy statement and our 2007 Annual Report on Form 10-K are available on our website at www.ovt.com. Instead of receiving copies of our future annual reports and proxy materials by mail, stockholders can elect to receive an email that will provide electronic links to these documents. Opting to receive your future proxy materials online will save us the cost of producing and mailing documents to your home or business.

***Q*: Is a list of stockholders available?**

A: The names of stockholders of record entitled to vote at the 2007 Annual Meeting will be available to stockholders entitled to vote at this meeting for ten days prior to the meeting for any purpose relevant to the meeting. This list can be viewed between the hours of 9:00 a.m. and 5:00 p.m. at our principal executive offices at 1341 Orleans Drive, Sunnyvale, California 94089. Please contact Y. Vicky Chou, our Vice President of Legal and General Counsel to make arrangements.

***Q*: What if multiple stockholders share the same address?**

A. We have adopted the process called "householding" for mailing this proxy statement in order to reduce printing costs and postage fees. Householding means that stockholders who share the same last name and address will receive only one copy of this proxy statement, unless we receive contrary instructions from any stockholder at that address. If you prefer to receive multiple copies of this proxy statement at the same address, additional copies will be provided to you promptly upon request. If you are a beneficial stockholder and own your shares through a bank or broker, please contact your bank or broker to request additional copies, or you may contact our Vice President of Legal and General Counsel at OmniVision Technologies, Inc., 1341 Orleans Drive, Sunnyvale, California 94089 or (408) 542-3000. In addition, eligible stockholders receiving multiple copies of this proxy statement can request householding by contacting their bank or broker, if applicable, or our Vice President of Legal and General Counsel.

***Q*: Is there any information that I should know about future meetings (what is the deadline for receipt of stockholder proposals for the 2008 Annual Meeting)?**

Stockholders are entitled to present proposals for action and director nominations at the 2008 Annual Meeting of Stockholders ("2008 Annual Meeting") only if they comply with the applicable requirements of the proxy rules established by the United States Securities and Exchange Commission and the applicable provisions of our bylaws. Stockholders must ensure that such proposals and nominations are received by our Vice President of Legal and General Counsel at the following address: c/o OmniVision Technologies, Inc., 1341 Orleans Drive, Sunnyvale, California 94089, Attn: Vice President of Legal and General Counsel, on or prior to the deadline for receiving such proposals and nominations.

Proposals for the 2008 Annual Meeting that are intended to be considered for inclusion in the proxy statement and form of proxy relating to such meeting must be received no later than April 26, 2008, and must comply with the procedures of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the provisions of our bylaws.

If a stockholder intends to submit a proposal or director nomination for consideration at our 2008 Annual Meeting outside the processes of Rule 14a-8 under the Exchange Act, the stockholder must comply with the requirements of our bylaws and we are not required to include such proposal or nomination in the proxy statement and form of proxy relating to such meeting. Our bylaws contain an advance notice provision that requires stockholders to submit a written notice containing certain information not less than 120 days prior to the date of our proxy statement for the 2007 Annual Meeting for purposes of the 2008 Annual Meeting. This means that such proposals or nominations must also be received by April 26, 2008. A copy of the relevant bylaw provision is available upon written request to our Vice President of Legal and General Counsel at the address provided above.

***Q:* Can I nominate director candidates?**

A: You may propose director candidates for consideration by the board's corporate governance and nominating committee. It is our policy that our corporate governance and nominating committee will consider recommendations for candidates to the board of directors from stockholders holding not fewer than 500,000 shares of our common stock continuously for at least 12 months prior to the date of the submission of the recommendation. The corporate governance and nominating committee will consider persons recommended by our stockholders in the same manner as a nominee recommended by other board members or management. See "Corporate Governance — Policy for Director Recommendations and Nominations" for additional information.

***Q*: How can I communicate with the independent directors?**

A: Stockholders may communicate directly with our independent directors by sending an email to Y. Vicky Chou, our Vice President, Legal and General Counsel at legal@ovt.com. Ms. Chou will monitor these communications and will provide summaries of all received messages to the board of directors at its regularly scheduled meetings. Where the nature of a communication warrants, Ms. Chou may decide to obtain the more immediate attention of the appropriate committee of the board of directors or an independent director, or our management or independent advisors, as Ms. Chou considers appropriate. After reviewing stockholder messages, Ms. Chou will determine whether any response is necessary.

***Q:* How do I find out the voting results?**

A: We have engaged Computershare, our transfer agent, to serve as the independent inspector of election for the 2007 Annual Meeting. Preliminary voting results will be announced at the 2007 Annual Meeting, and final voting results will be published in our Quarterly Report on Form 10-Q for the quarter ending October 31, 2007, which we will file with the Securities and Exchange Commission (the "SEC").

***Q*: Who will count the vote?**

A: We expect a representative from Computershare will tabulate the proxy and act as inspector of election.

***Q*: What if I have questions about lost stock certificates or I need to change my mailing address?**

A. Stockholders may contact our transfer agent, Computershare, by calling (781) 575-3788 or writing to 250 Royall Street, Canton, MA 02021, or visit their website at www.computershare.com to obtain more information about these matters.

Other Matters

Other than the proposals listed above, our board of directors does not intend to present any other matters to be voted on at the 2007 Annual Meeting. Our board of directors is not currently aware of any other matters that will be presented by others for action at the meeting. However, if other matters are properly presented at the 2007 Annual Meeting and you have signed and returned your proxy card, the proxy holders will have discretion to vote your shares on these matters to the extent authorized under the Exchange Act.

PROPOSAL ONE

ELECTION OF CLASS I DIRECTOR

General

Pursuant to our restated certificate of incorporation and bylaws, our board of directors currently consists of five members, divided into three classes, Class I, Class II and Class III, with each class serving staggered terms of three years. Vacancies on the board of directors may be filled only by persons elected (i) by the affirmative vote of the holders of the then-outstanding shares of our voting stock entitled to vote generally in the election of directors and voting together as a single class or (ii) by a majority of the remaining directors. A director elected by the board of directors to fill a vacancy (including a vacancy created by an increase in the board of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is duly elected and qualified. Currently, there is one director in Class I, two directors in Class II and two directors in Class III. The Class I director is to be elected at the 2007 Annual Meeting. The Class II and Class III directors will be elected at the 2008 and 2009 Annual Meetings, respectively. The Class I director to be elected at the 2007 Annual Meeting will hold office until the 2010 Annual Meeting or until his successor has been duly elected and qualified.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the one Class I nominee named below, who is presently our director. In the event that the nominee is unable or declines to serve as a director at the time of the 2007 Annual Meeting, the proxies will be voted for a nominee who shall be designated by the present board of directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner (in accordance with cumulative voting) as will assure the election of the nominee listed below, and in such event, the specific nominee to be voted for will be determined by the proxy holders. We are not aware that the nominee will be unable or will decline to serve as a director.

Nominees

The following table sets forth the names, ages and titles of the nominee and each of our other directors as of August 15, 2007:

Name	Biographical Information	Age	Director Since
Nominee for Class I Director:			
Shaw Hong	Shaw Hong, one of our cofounders, has served as one of our directors and as our CEO and President since May 1995. Mr. Hong holds a B.S. degree in electrical engineering from Jiao Tong University in China and an M.S. degree in electrical engineering from Oregon State University.	70	1995
Continuing Class II Directors whose term expires at the 2008 Annual Meeting:			
Andrew Wang	Andrew Wang has served as one of our directors since January 2004. Since May 2005, Dr. Wang has served as Chairman and Chief Executive Officer of Phalanx Biotech Group. From 1989 until May 2005, Dr. Wang served as the Chairman of Industrial Technology Investment Corporation, a venture capital firm. Dr. Wang holds a B.S. degree in electrical engineering from the National Taiwan University, a M.S. degree in electrical engineering from University of California, Berkeley and a Ph.D. degree in electrical engineering from Stanford University.	70	2004

Name	Biographical Information	Age	Director Since
Xinping (James) He	Xinping (James) He has served as our Chief Operating Officer since August 2006. From February 2003 to August 2006, Mr. He served as our Senior Vice President of Engineering. Mr. He joined our Company in June 1995 and served as a senior design engineer until his promotion to design manager in July 1998. From August 2001 until February 2003, Mr. He served as our Vice President of Core Technology. In November 2006, our board of directors appointed Mr. He as a member of the board of directors as a Class II director. Mr. He holds a B.S. degree and an M.S. degree in electrical engineering from Tsinghua University in Beijing.	44	2006
Continuing Class III Directors whose terms expire at the 2009 Annual Meeting:			
Joseph Jeng	Joseph Jeng has served as one of our directors since April 2003. From April 1999 to the present, Mr. Jeng has been an independent consultant and advisor. From April 1984 to March 1999, Mr. Jeng served as the Chief Executive Officer of Altatron, Inc., a global supply-chain manufacturing services company, which he founded. Mr. Jeng holds a B.S. degree in physics from National Taiwan University and an M.A. degree in physics and an M.B.A. degree from Harvard University.	58	2003
Dwight Steffensen	Dwight Steffensen has served as one of our directors since August 2004. Since February 2002, Mr. Steffensen has served as a member of the board of directors of SYNNEX Corporation, a global information technology supply chain services company. Prior to joining the board of SYNNEX, from February 1996 until August 2000, Mr. Steffensen served as Chairman and Chief Executive Officer of Merisel, Inc. Prior to joining Merisel, Mr. Steffensen served as President and Chief Operating Officer of Bergen Brunswig Corporation, a healthcare company. Prior to the merger of Bergen Brunswig Corporation and Synergex Corporation, he served as President and Chief Executive Officer of Synergex. Mr. Steffensen holds a B.A. degree in economics from Stanford University and is a certified public accountant with retired status.	64	2004

Vote Required and Board Recommendation

If a quorum is present, the nominee receiving the highest number of votes will be elected to the board of directors. Abstentions and broker non-votes will have no effect on the outcome of the vote with respect to this proposal, although they will be counted for purposes of determining whether there is a quorum. **The board of directors recommends that stockholders vote FOR the election of the Class I nominee named above.**

PROPOSAL TWO

APPROVAL OF THE 2007 PLAN

General

Stockholders are being asked to approve the 2007 Plan. The Company's board of directors believes that the fundamental objectives of a long-term incentive compensation program are to align the interests of management and the stockholders and to create long-term shareholder value. The board of directors believes that the 2007 Plan increases the Company's ability to achieve these objectives by allowing for several different forms of long-term incentive awards, which will help us recruit, reward, motivate and retain talented personnel. Changes in the equity compensation accounting rules also make it important for us to have greater flexibility under the 2007 Plan. As the new equity compensation accounting rules have come into effect, we plan to use stock options and other equity compensation vehicles such as restricted stock to help manage our annual equity spending and reduce our accounting expense, consistent with competitive market practices. In conjunction with stockholder approval of the 2007 Plan, our board of directors has adopted a burn rate policy to manage our annual awards of equity compensation and our stockholder dilution. The average number of shares that will be subject to equity compensation in each of the next three years will be based on the median burn rate for our industry, as described in more detail below under the heading *Adoption of Burn Rate Policy*.

The Company currently has in place its Amended and Restated 2000 Stock Plan (the "2000 Plan"). The Company intends for the 2007 Plan to replace the 2000 Plan if the stockholders approve the 2007 Plan and no new awards will be granted under the 2000 Plan thereafter. If stockholders do not approve the 2007 Plan, the 2000 Plan will remain in effect.

The board of directors has approved the 2007 Plan, subject to approval from the stockholders at the 2007 Annual Meeting. Approval of the 2007 Plan requires the affirmative vote of the holders of a majority of the shares of the Company's common stock that are present in person or by proxy and entitled to vote at the 2007 Annual Meeting. As of August 15, 2007, no awards have been granted under the 2007 Plan. The Company's Named Executive Officers and directors have an interest in this proposal.

Key points of the 2007 Plan include:

- Unlike the 2000 Plan, the 2007 Plan will not include an evergreen provision that provides for an annual increase in the number of shares reserved for issuance. The 2007 Plan will have 4,100,715 new shares of our common stock not previously approved by stockholders reserved for issuance, as well as 1,899,285 shares of our common stock reserved for issuance but not yet issued under the 2000 Plan as of August 15, 2007. Thus the total number of shares reserved for issuance under the 2007 Plan will be 6,000,000 shares of our common stock. The Company believes elimination of the evergreen provision and the corresponding reduction in the Company's overhang level (options granted but not yet exercised plus shares available for grant divided by total shares outstanding) is consistent with procedures and practices currently deemed "best practices."

- Unlike the 2000 Plan, the 2007 Plan prohibits the grant of stock option or stock appreciation right awards with an exercise price less than fair market value of common stock on the date of grant.

- Unlike the 2000 Plan, the 2007 Plan generally prohibits the "re-pricing" of stock options or stock appreciation rights, or the cancellation of such awards in exchange for new awards with a lower exercise price, unless approved by stockholders. Exceptions to this prohibition are for events such as acquisitions, stock splits and certain other capital transactions where adjustments may be made to preserve the original economic value of the awards.

- Unlike the 2000 Plan, the 2007 Plan also allows for the grant of full value awards (e.g., awards of restricted stock, performance shares and performance units).

- The 2007 Plan generally provides that full value awards will vest over a period of at least three years, unless such award is to vest based upon achievement of one or more performance objectives, in which case vesting will be over a period of at least twelve months.

- The Company believes that full value awards can be an important and effective part of an equity compensation strategy consistent with best practices and can help limit stockholder dilution related to the Company's equity compensation program. However, the Company recognizes that the issuance of full value awards can potentially be more costly to its stockholders than appreciation awards such as stock options or stock appreciation rights. Accordingly, any award with an exercise or purchase price less than fair market value on the date of grant (e.g., restricted stock, restricted stock units, performance shares or performance unit awards) will be counted against the 2007 Plan's share reserve as two shares for every one share subject to such award. Correspondingly, to the extent that a share that counted as two shares against the 2007 Plan reserve at the time of grant pursuant to the preceding sentence is recycled back into the 2007 Plan (e.g., upon award termination or share repurchase), the 2007 Plan will be credited with two shares that will thereafter be available for future issuance under the 2007 Plan.

- To make the 2007 Plan less costly to stockholders, each share subject to a stock settled stock appreciation right at the time of grant will count as a full share against the 2007 Plan share reserve, rather than only the net shares issued upon settlement of the stock appreciation right.

We believe strongly that the approval of the 2007 Plan is essential to our continued success. In particular, we believe that our employees are our most valuable assets and that the awards permitted under the 2007 Plan are vital to our ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which we must compete. Such awards also are crucial to our ability to motivate employees to achieve the Company's goals. For the reasons stated above, the stockholders are being asked to approve the 2007 Plan.

Adoption of Burn Rate Policy. In order to better manage and control the amount of our common stock used for equity compensation, our board of directors has adopted a Burn Rate Policy. The Burn Rate Policy is intended to limit the number of shares of our common stock that we may use for equity compensation over our next three fiscal years consistent with current industry norms.

During this three-year period, beginning with our 2008 fiscal year and ending with our 2010 fiscal year, our Burn Rate Policy will require us to limit the number of shares that we grant subject to stock awards over the three-year period to an annual average of 5.4% of our outstanding common stock (which is equal to the median burn rate plus one standard deviation for the 2007 calendar year for Russell 3000 companies in our Global Industry Classification Standards Peer Group (4530 Semiconductors and Semiconductor Equipment), as published by Institutional Shareholder Services in 2007). Our annual burn rate will be calculated as the number of shares subject to stock awards (including stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, and other stock awards) granted during our fiscal year divided by our outstanding common stock, measured as of the last day of each fiscal year, both as reported in our periodic filings with the SEC. Awards that are settled in cash, awards sold under our employee stock purchase plan and awards assumed or substituted in acquisitions will be excluded from our burn rate calculation. For purposes of our calculation, each share subject to a full value award (i.e., restricted stock, restricted stock unit, performance share and any other award that does not have an exercise price per share equal to the per share fair market value of our common stock on the grant date) will be counted as more than one share on the following schedule: (i) 1.5 shares if our annual common stock price volatility is 53% or higher; (ii) 2 shares if our annual common stock price volatility is between 25% and 53%; and (iii) 4 shares if our annual common stock price volatility is less than or equal to 25%.

Summary of the 2007 Plan

The following is a summary of the principal features of the 2007 Plan and its operation. The summary is qualified in its entirety by reference to the 2007 Plan itself set forth in Appendix A.

The 2007 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Each of these is referred to individually as an "Award." Those who will be eligible for Awards under the 2007 Plan include employees, directors and consultants who provide services to the Company and its affiliates. As of the record date, approximately 900 employees, directors and consultants would be eligible to participate in the 2007 Plan.

Number of Shares of Common Stock Available Under the 2007 Plan. The board of directors has reserved 6,000,000 shares of our common stock for issuance under the 2007 Plan. No Awards have been granted under the 2007 Plan. To the extent an award under the 2007 Plan is paid out in cash rather than shares it will not reduce the number of shares available for grant under the 2007 Plan.

Shares subject to Awards granted with an exercise price less than the fair market value on the date of grant will count against the share reserve as two shares for every one share subject to such an Award. To the extent that a share that was subject to an Award that counted as two shares against the 2007 Plan reserve pursuant to the preceding sentence is returned to the 2007 Plan, the 2007 Plan reserve will be credited with two shares that will thereafter be available for issuance under the 2007 Plan.

If we declare a stock dividend or engage in a reorganization or other change in our capital structure, including a merger, the board of directors, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2007 Plan, will adjust the (i) number and class of shares available for issuance under the 2007 Plan, (ii) number, class and price of shares subject to outstanding Awards, and (iii) specified per-person share limits on Awards, as appropriate to reflect the change.

Administration of the 2007 Plan. The board of directors, or a committee of directors or of other individuals satisfying applicable laws and appointed by the board of directors, will administer the 2007 Plan. The board of directors or the board committee administering the 2007 Plan is referred to below as the "Administrator." To make grants to certain of our officers and key employees, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") so that we can claim a federal tax deduction for certain compensation paid under the 2007 Plan. Subject to the terms of the 2007 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards, and to interpret the provisions of the 2007 Plan and outstanding Awards. Notwithstanding the foregoing, the Administrator may not modify or amend an option or stock appreciation right to reduce the exercise price of that Award after it has been granted or to cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right with a lower exercise price.

Options. The Administrator is authorized to grant nonstatutory stock options and incentive stock options under the 2007 Plan. The Administrator determines the number of shares subject to each option, although the 2007 Plan provides that a participant may not receive options for more than 1,000,000 shares in any fiscal year, except in connection with his or her initial service as an employee of OmniVision, in which case he or she may be granted an option to purchase up to an additional 1,000,000 shares.

The Administrator determines the exercise price of options granted under the 2007 Plan, provided the exercise price must be at least equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of an incentive stock option granted to any participant who owns more than 10% of the total voting power of all classes of our outstanding stock must be at least 110% of the fair market value of the common stock on the grant date.

The term of an option may not exceed ten years, except that, with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term of an incentive stock option may not exceed five years.

After a termination of service with us, a participant will be able to exercise the vested portion of his or her option for the period of time stated in the Award agreement. If no such period of time is stated in the participant's Award agreement, the participant will generally be able to exercise his or her option for (i) three months following his or her termination for reasons other than death or disability, and (ii) twelve months following his or her termination due to death or disability. In no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. The Administrator will be able to grant stock appreciation rights, which are the rights to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. We can pay the appreciation either in cash or in shares of common stock. Stock appreciation rights will become exercisable at the times and on the terms established by the Administrator, subject to the terms of the 2007 Plan. The Administrator, subject to the terms of the 2007 Plan, will have complete discretion to determine the terms and conditions of stock appreciation rights granted under the 2007 Plan, provided, however, that the exercise price may not be less than 100% of the fair market value of a share on the date of grant. The term of a stock appreciation right may not exceed ten years. No participant may be granted stock appreciation rights covering more than 1,000,000 shares during any fiscal year, except that a participant may be granted stock appreciation rights covering up to an additional 1,000,000 shares in connection with his or her initial service as an employee with OmniVision.

After termination of service with us, a participant will be able to exercise the vested portion of his or her stock appreciation right for the period of time stated in the Award agreement. If no such period of time is stated in a participant's Award agreement, a participant will generally be able to exercise his or her stock appreciation right for (i) three months following his or her termination for reasons other than death or disability, and (ii) twelve months following his or her termination due to death or disability. In no event may a stock appreciation right be exercised later than the expiration of its term.

Restricted Stock. Awards of restricted stock are rights to acquire or purchase shares of our common stock, which vest in accordance with the terms and conditions established by the Administrator in its sole discretion. For example, the Administrator may set restrictions based on the achievement of specific performance goals. The Award agreement will generally grant us a right to repurchase or reacquire the shares upon the termination of the participant's service with us for any reason (including death or disability). The Administrator will determine the number of shares granted pursuant to an Award of restricted stock, but no participant may be granted a right to purchase or acquire more than 200,000 shares of restricted stock during any fiscal year, except that a participant may be granted up to an additional 300,000 shares of restricted stock in connection with his or her initial employment with us.

Restricted Stock Units. Awards of restricted stock units result in a payment to a participant only if the vesting criteria the Administrator establishes are satisfied. For example, the Administrator may set restrictions based on the achievement of specific performance goals. Upon satisfying the applicable vesting criteria, the participant will be entitled to the payout specified in the Award agreement. Notwithstanding the foregoing, at any time after the grant of restricted stock units, the Administrator may reduce or waive any vesting criteria that must be met to receive a payout. The Administrator, in its sole discretion, may pay earned restricted stock units in cash, shares, or a combination thereof. On the date set forth in the Award agreement, all unearned restricted stock units will be forfeited to us. The Administrator determines the number of restricted stock units granted to any participant, but during any of our fiscal years, no participant may be granted more than 200,000 restricted stock units during any fiscal year, except that a participant may be granted up to an additional 300,000 restricted stock units in connection with his or her initial employment with us.

Performance Units and Performance Shares. The Administrator will be able to grant performance units and performance shares, which are Awards that will result in a payment to a participant only if the performance goals or other vesting criteria the Administrator may establish are achieved or the Awards otherwise vest. The Administrator will establish performance or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Notwithstanding the foregoing, after the grant of performance units or shares, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or shares. During any fiscal year, no participant may receive more than 200,000 performance shares and no participant may receive performance units having an initial value greater than $2,000,000, except that a participant may be granted performance shares covering up to an additional 300,000 shares in connection with his or her initial employment with us. Performance units will have an initial dollar value established by the Administrator on or before the date of grant. Performance shares will have an initial value equal to the fair market value of a share of our common stock on the grant date.

Performance Goals. Awards of restricted stock, restricted stock units, performance shares, performance units and other incentives under the 2007 Plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code and may provide for a targeted level or levels of achievement including: cash flow; cash position; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; economic profit; economic value added; equity or stockholder's equity; market share; net income; net profit; net sales; operating earnings; operating income; profit before tax; ratio of debt to debt plus equity; ratio of operating earnings to capital spending; sales growth; return on net assets; total return to stockholders; number and/or type of design wins, unit revenue or gross margin/gross profit goals by market or by customer; achievement of specific product design, specification or performance targets; achievement of specific unit, yield or cost reduction targets; or recruiting of specified personnel with valuable skills and/or experience. The performance goals may differ from participant to participant and from Award to Award and may be used to measure the performance of our business as a whole or one part of our business and may be measured relative to a peer group or to an index.

Transferability of Awards. Awards granted under the 2007 Plan are generally not transferable, and all rights with respect to an Award granted to a participant generally will be available during a participant's lifetime only to the participant.

Change of Control. In the event of a change of control of the Company, each outstanding Award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation, or the parent or subsidiary of the successor corporation, refuses to assume or substitute for the Award, the participant will fully vest in and have the right to exercise all of his or her outstanding options or stock appreciation rights, including shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to restricted stock units, performance shares and performance units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an option or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change of control, the Administrator will notify the participant in writing or electronically that the option or stock appreciation right will be fully vested and exercisable for a period of time determined by the Administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period. If after a change of control of the Company a non-employee director is terminated other than upon a voluntary resignation, Awards granted to such non-employee director will fully vest and be exercisable with respect to 100% of the shares subject to such Awards.

Amendment and Termination of the 2007 Plan. The Administrator will have the authority to amend, alter, suspend or terminate the 2007 Plan, except that stockholder approval will be required for any amendment to the 2007 Plan to the extent required by any applicable laws. No amendment, alteration, suspension or termination of the 2007 Plan will impair the rights of any participant, unless otherwise mutually agreed between the participant and the Administrator, which agreement must be in writing and signed by both the participant and us. The 2007 Plan will terminate on August 15, 2017, unless the board of directors terminates it earlier.

Number of Awards Granted to Employees, Consultants, and Directors

The number of Awards that an employee, director or consultant may receive under the 2007 Plan is in the discretion of the Administrator and therefore cannot be determined in advance. The following table sets forth (i) the aggregate number of shares of common stock subject to options granted under the 2000 Plan during the last fiscal year and the average per share exercise price of such options.

Name of Individual or Group	Number of Options Granted(1)	Average Per Share Exercise Price ($)
Shaw Hong	185,000	20.77
Xinping (James) He	160,000	20.57
Peter V. Leigh	40,000	16.69
Y. Vicky Chou	130,000	20.78
John Yue	75,000	20.83
All executive officers, as a group	910,000	19.86
All directors who are not executive officers, as a group	60,000	16.85
All employees who are not executive officers, as a group	4,363,015	21.61

(1) We grant stock options on an annual basis. However, for the fiscal 2006 annual grant, the compensation committee decided to grant only a portion of the fiscal 2006 allocation, pending consultations with Compensia, Inc. ("Compensia"), its independent executive compensation and benefits consultant. On August 28, 2006, after reviewing competitive equity practices and consulting with Compensia, the compensation committee granted the rest of the fiscal 2006 allocation to our employees and officers. Because this additional portion of the fiscal 2006 allocation was granted in fiscal 2007, it is included in the numbers shown in the table for grants that occurred in fiscal 2007.

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and the Company of Awards granted under the 2007 Plan. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options. No taxable income is reportable when a nonstatutory stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any taxable income recognized in connection with an option exercise by an employee of the Company is subject to tax withholding by us. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock, Restricted Stock Units, Performance Units and Performance Shares. A participant generally will not have taxable income at the time an Award of restricted stock, restricted stock units, performance shares or performance units are granted. He or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the Award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted stock Award may elect to recognize income at the time he or she receives the Award in an amount equal to the fair market value of the shares underlying the Award (less any cash paid for the shares) on the date the Award is granted.

Tax Effect for the Company. We generally will be entitled to claim a tax deduction in connection with an Award under the 2007 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, we can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 2007 Plan, setting limits on the number of Awards that any individual may receive and for Awards other than certain stock options, establishing performance criteria that must be met before the Award actually will vest or be paid. The 2007 Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to continue to claim a federal income tax deduction in connection with such Awards.

Section 409A. Section 409A of the Code, which was added by the American Jobs Creation Act of 2004, provides certain new requirements on non-qualified deferred compensation arrangements. These include new requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Awards granted under the 2007 Plan with a deferral feature will be subject to the requirements of Section 409A. If an Award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the Award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an Award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2007 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY TO WHICH THE PARTICIPANT MAY BE SUBJECT.

Vote Required and Board Recommendation

The approval of the 2007 Plan requires the affirmative vote of a majority of the shares present, represented and entitled to vote on the matter in order to be approved. Abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the outcome of the vote with respect to this proposal. **The board of directors recommends that stockholders vote FOR the approval of the 2007 Plan.**

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors annually selects our independent registered public accounting firm. The audit committee has selected PricewaterhouseCoopers LLP, independent registered public accounting firm ("PwC"), to audit our consolidated financial statements for the fiscal year ending April 30, 2008, and recommends that the stockholders vote for the ratification of such appointment. Representatives of PwC are expected to be present at the 2007 Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Fees to PricewaterhouseCoopers LLP for Fiscal 2006 and 2007

The following table presents fees for professional services rendered by PwC for the audit of our consolidated annual financial statements for fiscal 2006 and 2007 and fees billed for audit services, audit-related services, tax services and all other services rendered by PwC for fiscal 2006 and 2007:

	2006	2007
Audit Fees	$1,793,500	$1,706,000
Audit-Related Fees	165,500	—
Tax Fees	85,000	279,000
All Other Fees	1,500	1,500
Total Fees	$2,045,500	$1,986,500

Audit Fees. These amounts represent fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. These amounts represent fees billed for accounting consultation and assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

Tax Fees. These amounts represent fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, customs and duties and international tax planning.

All Other Fees. These amounts represent the Company's subscription to a software research tool developed by PwC.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm, or to subsequently approve non-audit services in circumstances where subsequent approval is necessary and permissible. The audit committee is responsible for obtaining on a periodic basis a formal written statement from the independent registered public accounting firm regarding the relationships and services provided to us that may impact their independence.

The audit committee of the board of directors reviewed and approved all non-audit fees for services provided by PwC in fiscal 2006 and 2007. In making its recommendation to appoint PwC as our independent registered public accounting firm, the audit committee has considered whether the provision of the non-audit services rendered by PwC is compatible with maintaining the firm's independence. The audit committee has determined that the provision of non-audit services by PwC is compatible with maintaining the firm's independence as our independent registered public accounting firm.

Vote Required and Board Recommendation

Stockholder ratification of the selection of PwC as our independent registered public accounting firm is not required by our bylaws or any other applicable legal requirement. However, the audit committee is submitting the selection of PwC to the stockholders for ratification as a matter of good corporate practice. Even if the selection is ratified, the audit committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and in the best interests of our stockholders.

If a quorum is present, the affirmative vote of the holders of a majority of the shares to be voted will be required to approve this proposal. Abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the outcome of the vote with respect to this proposal. **The board of directors recommends that stockholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.**

CORPORATE GOVERNANCE

Board and Committee Meetings

The board of directors and its committees held 32 meetings during fiscal 2007. All directors attended at least 98% of the meetings of the board and its committees of which they were members held during fiscal 2007.

Committees of the Board

The board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

The information regarding the audit committee's charter and the independence of the members of the audit committee contained under this caption, "Audit Committee" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act.

The responsibilities of the audit committee include the selection of our independent registered public accounting firm, consulting with and reviewing services provided by our independent registered public accounting firm and overseeing our internal financial reporting and accounting controls. The audit committee acts under a written charter adopted and approved by our board of directors. A copy of the charter of our audit committee is available on our website located at www.ovt.com and is attached hereto as Appendix B. It may be found on the website as follows:

1. From our main web page, click on "Investors."
2. Then click on "Corporate Governance."
3. Then click on "Charter of the Audit Committee."

The audit committee held eleven (11) meetings during fiscal 2007. During fiscal 2007, the members of the audit committee were Messrs. Jeng, Wang and Steffensen with Mr. Steffensen serving as the chairperson of the audit committee. Each member of the audit committee is independent as defined under the rules of the SEC and the corporate governance standards of the Nasdaq Stock Market. The board of directors has determined that Mr. Steffensen is qualified as an audit committee financial expert within the meaning of the rules of the SEC and the corporate governance standards of the Nasdaq Stock Market and has confirmed that the other members of the audit committee are able to read and understand financial statements. The report of the audit committee for fiscal 2007 is included in this proxy statement.

Compensation Committee

The compensation committee reviews and approves decisions regarding compensation, incentive and other forms of compensation for our officers and reviews and makes recommendations to the board of directors regarding compensation policies for our directors, employees and consultants. The compensation committee acts under a written charter adopted and approved by our board of directors. A copy of the charter of our compensation committee is available on our website located at www.ovt.com and is attached hereto as Appendix C. It may be found on the website as follows:

1. From our main web page, click on "Investors."

2. Then click on "Corporate Governance."

3. Then click on "Charter of the Compensation Committee."

The compensation committee held five (5) meetings during fiscal 2007. During fiscal 2007, the members of the compensation committee were Messrs. Jeng, Wang and Steffensen with Mr. Jeng serving as the chairperson of the compensation committee. None of the current compensation committee members is an employee of our Company and all of them are independent within the meaning of the corporate governance standards of the Nasdaq Stock Market. The report of the compensation committee for fiscal 2007 is included in this proxy statement.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee develops and recommends to the board of directors the governance principles applicable to our Company. The corporate governance and nominating committee assists the board of directors in identifying and selecting prospective candidates for nomination to the board of directors for the annual meetings of stockholders and will consider nominees recommended by stockholders.

The corporate governance and nominating committee held two (2) meetings during fiscal 2007. During fiscal 2007, the members of the corporate governance and nominating committee were Messrs. Jeng, Wang and Steffensen with Mr. Wang serving as the chairperson of the corporate governance and nominating committee. None of the current corporate governance and nominating committee members is an employee of our Company and all of them are independent within the meaning of the corporate governance standards of the Nasdaq Stock Market.

A copy of the charter of our corporate governance and nominating committee is available on our website located at www.ovt.com and is attached hereto as Appendix D. It may be found on the website as follows:

1. From our main web page, click on "Investors."

2. Then click on "Corporate Governance."

3. Then click on "Charter of the Corporate Governance and Nominating Committee."

Policy for Director Recommendations and Nominations

The corporate governance and nominating committee considers candidates for board membership suggested by our board members, management and stockholders. The corporate governance and nominating committee may also retain third-party executive search firms to identify independent director candidates from time to time. It is the policy of the corporate governance and nominating committee to consider recommendations for candidates to the board of directors from stockholders holding not fewer than 500,000 shares of our common stock continuously for at least 12 months prior to the date of the submission of the recommendation. The corporate governance and nominating committee will consider persons recommended by our stockholders in the same manner as a nominee recommended by the board of directors, individual board members or management.

Stockholders desiring to recommend a candidate for election to the board of directors should send their recommendation in writing to the attention of the chairman of the corporate governance and nominating committee, at our offices located at 1341 Orleans Drive, Sunnyvale, California 94089. This written recommendation must include the information and materials required by our bylaws as well as the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and OmniVision within the last three years and evidence of the required ownership of our common stock by the recommending stockholder. A copy of the relevant bylaw provision is available upon written request to our Vice President of Legal and General Counsel at the address provided above.

In accordance with the advance notice provisions in our bylaws, director nominations to be considered at the 2008 Annual Meeting must be received not less than 120 days prior to the date of our proxy statement for the 2007 Annual Meeting. For purposes of our 2008 Annual Meeting, director nominations must be received by April 26, 2008.

In addition, a stockholder that instead desires to nominate a person directly for election to the board of directors at an annual or special meeting of our stockholders must meet the deadlines and other requirements set forth in our bylaws and the rules and regulations of the SEC related to stockholder proposals as described above on page 5.

Where the corporate governance and nominating committee has either identified a prospective nominee or determines that an additional or replacement director is required, the corporate governance and nominating committee may take such measures that it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, the board or management. In its evaluation of director candidates, including the members of the board of directors eligible for re-election, the corporate governance and nominating committee considers a number of factors, including the following:

- the current size and composition of the board of directors and the needs of the board of directors and the respective committees of the board;
- such factors as judgment, independence, character and integrity, age, area of expertise, diversity of experience, length of service, and potential conflicts of interest; and
- such other factors as the committee may consider appropriate.

The corporate governance and nominating committee has also specified the following minimum qualifications to be satisfied by any nominee for a position on the board:

- the highest personal and professional ethics and integrity;
- proven achievement and competence in the nominee's field and the ability to exercise sound business judgment;
- skills that are complementary to those of the existing board members;
- the ability to assist and support management and make significant contributions to our success; and
- an understanding of the fiduciary responsibilities that are required of a member of the board and the commitment of time and energy necessary to diligently carry out those responsibilities.

After completing the evaluation and review, the corporate governance and nominating committee makes a recommendation to the full board as to the persons who should be nominated to the board, and the board determines and approves the nominees after considering the recommendation and report of the corporate governance and nominating committee.

Director Independence

In fiscal 2007, the board undertook a review of the independence of its members and considered whether any director had a material relationship with our Company or management that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of these reviews, the board affirmatively determined that Joseph Jeng, Dwight Steffensen and Andrew Wang are independent of our Company and our management under the corporate governance standards of the Nasdaq Stock Market.

Code of Business Conduct and Ethics

The board of directors has adopted a *Code of Business Conduct and Ethics* that is applicable to all of our employees, officers and directors, including our senior executive and financial officers. In addition, we have in place a *Code of Ethics for Principal Executive and Senior Financial Officers*, which applies to our CEO and our CFO, who also serves as our principal accounting officer. These codes are intended to deter wrongdoing and promote ethical conduct among our directors, executive officers and employees. The *Code of Business Conduct and Ethics* and the *Code of Ethics for Principal Executive and Senior Financial Officers* are available on our corporate website located at www.ovt.com.

The Codes may be found on the website as follows:

1. From our main web page, click on "Investors."

2. Then click on "Corporate Governance."

3. Then click on the name of the applicable Code.

We intend to post amendments to or waivers from the *Code of Business Conduct and Ethics* on our website.

Attendance by Board Members at the 2007 Annual Meeting

Our policy with respect to director attendance at the 2007 Annual Meeting is to encourage but not require director attendance at the annual meetings. All of our directors attended our Annual Meeting for 2006.

Director Compensation

Non-employee directors are reimbursed for certain expenses in connection with their attendance at the board of directors and committee meetings. In fiscal 2007 each non-employee director received cash compensation in the amount of (i) $15,000 per year for services performed as a member of the board of directors, (ii) $5,000 per year for services performed as a member of the audit committee (and in the case of the chairman of the audit committee, $10,000 per year), (iii) $2,000 per year for services performed as a member of the compensation committee (and in the case of the chairman of the compensation committee, $5,000 per year), (iv) $2,000 per year for services performed as a member of the corporate governance and nominating committee (and in the case of the chairman of the corporate governance and nominating committee, $5,000 per year), (v) $1,500 per board of directors meeting attended and (vi) $500 per committee meeting attended if such meeting is held separate from a board of directors meeting. In addition, from August 1, 2005 until July 31, 2006, the chairman of the audit committee was paid an additional $20,000 at the beginning of each fiscal quarter for his service as the chairman of the audit committee. Effective as of July 31, 2006, this additional compensation for the chairman of the audit committee was discontinued.

Our 2000 director stock option plan provides that each non-employee director is automatically granted a stock option for 40,000 shares (the "First Option") of common stock on the date that such individual becomes a non-employee director. After the First Option has been granted to a non-employee director, such non-employee director is thereafter automatically granted a stock option (a "Subsequent Option") to purchase 20,000 shares of common stock at the first meeting of the board of directors following the annual meeting of stockholders in each year, if, on such date, he or she will have served on the board of directors for more than six months. The First Option is exercisable while a non-employee director remains one of our directors, and vests as to 1/4th of the shares of common stock subject to the First Option on the first anniversary of the date of grant, and as to 1/16th of the shares of common stock subject to the First Option at the end of each quarter thereafter. Subsequent Options are exercisable while the non-employee director remains one of our directors and vest as to 1/16th of the shares of common stock subject to the Subsequent Option at the end of each quarter after the date of grant. The exercise price of all of these options is 100% of the fair market value of the common stock on the date of grant.

Under our 2000 Plan, non-employee directors are eligible to receive additional stock option grants at the discretion of the board of directors. In fiscal 2007, we did not grant any discretionary stock options to non-employee directors under the 2000 Plan.

DIRECTOR COMPENSATION

The following table sets forth information concerning compensation paid or accrued for services rendered to the Company in all capacities by the non-employee members of the Company's board of directors for the fiscal year ended April 30, 2007.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)(4)	Total ($)
Andrew Wang	47,000	265,502	312,502
Joseph Jeng	47,000	225,559	272,559
Dwight Steffensen	70,500	159,627	230,127

(1) Mr. Hong, our Chairman of the Board, CEO and President and Mr. He, our Chief Operating Officer, do not receive any additional compensation for their service as members of the board of directors.
(2) We paid Mr. Steffensen an additional $20,000 at the beginning of each fiscal quarter for his service as the chairman of the audit committee. Effective as of July 31, 2006, we discontinued this additional compensation for Mr. Steffensen.
(3) These amounts do not represent income that the named individual received during the fiscal year, or may receive in any future year. Rather, these amounts represent the amortization expense of stock option related compensation we recognized in fiscal 2007 in accordance with SFAS No. 123(R). For purposes of this disclosure, we ignore the adjustments we make for forfeiture assumptions to the aggregate expense we recognize. These amounts include the amortization expense relating to the annual stock option grant of 20,000 shares to each director on November 28, 2006, as well as to grants made in prior years. The exercise price of the stock option grant on November 28, 2006 was $16.85, which was the closing price of our common stock as reported on NASDAQ on the grant date. The per share grant date fair value of each award on November 28, 2006 was $8.61, computed in accordance with SFAS123(R). For a discussion of the valuation assumptions we use, see Note 13 to our 2007 Consolidated Financial Statements, included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2007.
(4) The aggregate number of option awards outstanding at April 31, 2007 and the grant date fair value of the option awards granted in fiscal 2007 for each non-employee director is as follows:

Name	Aggregate Number of Option Awards Outstanding at April 30, 2007(#)	Grant Date Fair Value of Option Awards($)
Joseph Jeng	107,500	172,298
Andrew Wang	100,000	172,298
Dwight Steffensen	80,000	172,298

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, none of the members of the compensation committee were officers or employees of OmniVision while they served as members of the compensation committee. In addition, no executive officer of OmniVision served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section describes OmniVision's compensation program for executive officers.. The discussion focuses on our executive compensation policies and decisions, and the most important factors relevant to an analysis of these policies and decisions. We address why we believe the program is right for our Company and our stockholders, and we explain how executive compensation is determined.

Currently, OmniVision has six (6) executive officers. These executives have the broadest job responsibilities and policy-making authority in the Company. We hold them accountable for the Company's performance and for maintaining a culture of strong ethics. Details of compensation for our CEO, CFO and the three other highest paid executive officers (collectively called the "Named Executive Officers") can be found in the tables beginning on page 29.

What person or group is responsible for determining the compensation levels of executive officers?

The compensation committee of our board of directors determines compensation for all executive officers. The compensation committee operates under a written charter adopted by the board of directors which established the duties and authority of the compensation committee.

The fundamental responsibilities of our compensation committee are:

- to review and make recommendations to OmniVision's board of directors regarding compensation plans, as well as general compensation goals and guidelines for OmniVision's executive officers and the board of directors;

- to review and determine all compensation arrangements for OmniVision's executive officers (including our CEO) and to allocate total compensation among the various components of executive pay;

- to review and approve all equity compensation awards to our executive officers (including our CEO);

- to review and make recommendations to the board of directors regarding general compensation goals and guidelines for the Company's employees and the criteria by which bonuses to the Company's employees are determined; and

- to oversee and direct OmniVision's equity compensation plans.

In determining each executive officer's compensation, the compensation committee reviews the performance of the Company, assesses the performance of the individuals, and confers with an independent consultant about compensation for comparable executives in the fabless semiconductor and broader technology industry. The compensation committee also receives the CEO's recommendations on compensation for other executive officers and consults with the board of directors.

The ability of committee members to judge performance effectively is enhanced by the exposure they get to OmniVision's operations as members of our board of directors. The board participates in regular updates on our business priorities, strategies and results. As a result, the board has frequent interaction with and open access to our executive officers. This gives the compensation committee members considerable opportunity to ask questions and assess the performance of the executive officers and the Company.

Each member of the compensation committee is an "independent director" as defined by the corporate governance standards of the Nasdaq Stock Market, an "outside director" as defined in the Code and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act. Membership of the committee is determined by our board of directors.

What are the objectives of our compensation program for executive officers and what is it designed to reward?

The fundamental objective of our executive compensation and benefits program is to maximize stockholder value over time. We have created a compensation package that combines short and long-term components made up of cash and equity. The following principles guide our compensation decisions:

- we seek to maintain compensation programs across our employee population that are fair, objective and consistent;

- we seek to directly and substantially link compensation to corporate and individual performance;

- we seek to link long term stockholder and executive interests through the grant of equity awards to our executive officers; and

- we seek to provide competitive compensation opportunities to attract, retain and motivate superior talent for the Company's continued success.

To do this, the 2007 compensation program was based on two fundamental principles:

1. Pay for performance – generally pay at or below the market median related to cash compensation and at or above the market median related to equity compensation.

2. Deliver rewards in ways that encourage executives to think and act in both the near-term and long-term interests of our stockholders.

The compensation committee reviewed our one-year and three-year performance based on the following specific measures: revenue, revenue per employee, net income, stock price, market capitalization per employee, cost of management and return on management. Additionally, the compensation committee assessed the Company's strategic progress in key markets and technologies.

Most critical in the compensation committee's assessment is OmniVision's performance as compared to the companies in the benchmark study described below. The compensation committee reviews the measures listed above against the same measures for our competitors. By holding executives accountable for superior performance, we believe OmniVision's compensation program creates a more competitive, successful company for our stockholders.

What are the elements of executive compensation?

There are two primary elements:

1. Near-term compensation paid in cash, consisting of base salary and profit sharing; and

2. Long-term compensation awarded in equity, consisting of stock options.

Based on the Company's and the executive officer's performance, some or all of these elements can be used in any given year. In this proxy statement, the Company is seeking stockholder approval of the 2007 Plan. In the future, if approved, the 2007 Plan will enable the Company to grant restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares, which are other forms of equity compensation, in addition to stock options that we may determine to use in the future.

OmniVision provides the following benefits to our executives generally on the same basis as the benefits provided to all employees:

- health and dental insurance;
- life insurance;
- short and long-term disability;
- employee stock purchase plan; and
- 401(k) plan with employer match.

These benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees. All executive officers are employed at will. None has an employment contract.

How do we determine the amount of each element?

Pursuant to its authority to retain its own outside advisors, in fiscal 2007, the compensation committee engaged Compensia as its independent executive compensation and benefits consultant. Compensia continues to serve at the discretion of the compensation committee. Compensia provided assessments of executive pay and benchmarking data to the compensation committee, assessed OmniVision's corporate performance over several key measures and took part in most committee meetings that involved executive pay decisions. The compensation committee also reviewed tally sheets prepared by Compensia which show a three-year historical review of each executive officer's total compensation, including salary, profit sharing/bonus, equity, and accumulated realized and unrealized stock option gains, as well as future projections of some of these components of executive compensation.

In determining the compensation of our executive officers, Compensia's assessment of OmniVision's corporate performance, benchmarking data and assessment of executive pay is used in conjunction with the quarterly review by Mr.

Shaw Hong, our CEO. Mr. Hong reviews each executive officer's performance with the compensation committee and makes recommendations to the committee with respect to the appropriate base salary, payments to be made under our cash profit sharing/bonus plan and grants of long-term equity incentive awards for all executive officers, excluding himself. Based in part on these recommendations from our CEO and other considerations set forth in this discussion, including Compensia's recommendations, the compensation committee approves the base salary package of our executive officers, other than our CEO. We expect the compensation committee to continue to rely on an independent compensation and benefits consultant in evaluating executive compensation for benchmarking data and other critical comparative analysis The compensation committee will also continue to rely significantly on the recommendations of our CEO, because the compensation committee believes management's input is critical to properly evaluating individual executive performance.

With the assistance of Compensia, in fiscal 2007, the compensation committee reviewed the major elements of OmniVision's executive officer compensation program, in part with reference to a carefully selected peer group. These companies are predominately located in the San Francisco Bay Area, the geographic location in which we operate and compete for executive talent. In addition to geographic location, these companies were chosen using the following principles:

- companies that are close industry competitors; and
- technology companies that are similar in size as measured by revenue and head count.

For fiscal 2007, Compensia's benchmark study included the following companies:

- Altera Corporation
- Applied Micro Circuits
- Conexant Systems, Inc.
- Cree Durham
- Genesis Microchip Inc.
- Intersil Corporation
- Micrel Inc.
- Microsemi Corporation
- PMC-Sierra, Inc.
- Sigmatel, Inc.
- Silicon Laboratories Inc.
- Silicon Storage Technology, Inc.
- Skyworks Solutions, Inc.
- TriQuint Semiconductor, Inc.
- Zoran Corporation

We believe these companies accurately reflect the business and labor market in which OmniVision competes. For these reasons, the peer group data is used for both compensation benchmarking purposes and for performance comparisons. In addition to this peer group, our benchmark data (which we refer to, collectively with the peer group, as the "Benchmark Companies") also includes a broader group of similarly-sized technology companies included in data collected in published surveys. The compensation committee generally believes that gathering benchmark information is an important part of our compensation related decision-making process. However, due to aspects of our business and objectives that may be unique, the compensation committee determined, in consultation with Compensia, that the roles of certain of our executive officers were non-standard when compared to the closest available roles at the Benchmark Companies. The compensation committee, in consultation with Compensia, applied discretion and adjusted for differences in job scope for these positions when compared to the Benchmark Companies to more accurately reflect the contributions of these executives.

How would you describe the CEO's compensation package?

The compensation committee reviews the CEO's compensation using substantially the same criteria and policies as are employed for the other executive officers. The CEO's total compensation package for fiscal 2007 included the same main elements as our other executive officers (i.e., base salary, profit sharing awards and stock option grants). The CEO received no additional material compensation or benefits not provided to all executive officers. During fiscal 2007, the compensation of Shaw Hong, our President, CEO and one of our directors, consisted of a base salary of $450,000 which represented an increase of approximately 6% from his fiscal 2006 base salary of $425,000. Mr. Hong received profit sharing awards in fiscal 2007 in the aggregate amount of $63,000 which represented a decrease of approximately 30% from the $90,000 in profit sharing awards that he received in fiscal 2006. In addition, in fiscal 2007, Mr. Hong received two stock option grants. The second grant, for 100,000 shares, was made to Mr. Hong on August 28, 2006 and represented the remainder of Mr. Hong's fiscal year 2006 equity award that was delayed while the compensation committee considered, with Compensia' assistance, competitive executive equity compensation practices. This 100,000 share stock option grant, in combination with the 32,500 share stock option grant Mr. Hong did receive in fiscal year 2006, brought his total fiscal 2006 stock option awards to 132,500 shares. The first grant, for 85,000 shares, was Mr. Hong's fiscal 2007 equity award and was made on June 12, 2006. This award represents a decrease of approximately 36% from the option grants to purchase 132,500 shares of common stock that he received in connection with fiscal 2006. Mr. Hong's fiscal year 2007 stock option award vests on our standard four year vesting schedule of 25% after one year and 1/48 of the shares each month thereafter. The fiscal 2006 stock option grants for Mr. Hong have the following vesting schedules: (i) all of the shares underlying the 32,500 share option granted to Mr. Hong in fiscal year 2006 fully vested on April 30, 2006; and (ii) the 100,000 share option granted on August 28, 2006 will vest monthly over three years starting July 1, 2006.

The compensation committee based its decisions regarding Mr. Hong's compensation for fiscal 2007 on a variety of factors, including:

- The scope and responsibility of his position,
- Comparisons of CEO compensation levels for similarly situated companies,
- Our corporate performance, and
- His individual performance and contributions, including, among others, his strong leadership in bringing about the continued successes and achievements of the Company including the continued development of innovative products, and expansion into new products and markets.

Why do we choose to pay each element and how do we decide how much to pay?

We believe our combination of near-term and long-term compensation strikes the right balance between steady pay and highly leveraged performance-based rewards that promote our stockholders' interests. The compensation committee's choice of the allocation of total compensation for our executive officers across the different elements of compensation reflect consideration of our stockholders' interests in paying what is required, but not significantly more than necessary, to achieve our corporate objectives. We believe that, given the industry in which we operate and the geographic region in which we are located, cash and equity compensation at these percentage levels are generally necessary and sufficient to retain our existing executive officers and to hire new executive officers, when and as required.

The compensation committee determines which elements to use and sets the levels of executive compensation. Base salaries are reviewed annually on a regular cycle that is carried out over the course of the year, culminating in June. From time to time, off-cycle changes are made to an individual executive's compensation as the result of an increase in job responsibility or for purposes of retention.

The specifics of each element are as follows:

Near-Term Compensation, Paid in Cash. In order to attract, retain and motivate the superior executive talent that is crucial to the long-term creation of stockholder value, the compensation committee has determined to target executive officer base salaries and total cash compensation at or below the 50th percentile (when compared to the Benchmark Companies). As a result of this allocation, a part of our executive officers' total cash compensation is performance based and at risk. This positioning is consistent with our fundamental pay-for-performance philosophy that cash compensation be at or below the competitive median and the equity compensation be at or above the competitive median.

Base Salary. This is the basic, least variable form of compensation for the job an executive officer does. OmniVision generally pays base salaries that are below the market median for officers performing comparable jobs, although this can vary depending on an individual's performance. In 2007, the executive officers' base salaries were determined by evaluating the most recent available data for comparable positions at the Benchmark Companies and each officer's role, experience, skills, knowledge, responsibilities and performance rating.

The following table presents information regarding the base salaries of our Named Executive Officers for fiscal years 2008, 2007 and 2006, as well as the percentage increase or decrease of such salaries as compared to the respective prior fiscal year.

Name	Year	Base Salary ($)(1)	Percentage Increase (Decrease)
Shaw Hong	2008	465,000	3%
	2007	450,000	6%
	2006	425,000	42%
Xinping (James) He	2008	315,000	5%
	2007	300,000	15%
	2006	260,000	16%
Peter V. Leigh	2008	265,000	2%
	2007	260,000	0%
	2006	260,000	24%
Y. Vicky Chou	2008	295,000	5%
	2007	280,000	17%
	2006	240,000	20%
John Yue	2008	230,000	5%
	2007	220,000	5%
	2006	210,000	5%

(1) Changes in the base salaries of our Named Executive Officers are determined in June and become effective on July 1st of each year.

Profit Sharing/Bonus Awards. This element is moderately variable and scales up or down depending on the Company's quarterly operating results. The program emphasizes that every individual in the Company, including executive officers, contributes to the Company's profitability and can share in it. The profit sharing awards are paid under our executive officer cash profit sharing/bonus plan, which is part of a cash profit sharing/bonus plan that we have in place for all of our employees. The profit sharing awards are paid on a quarterly basis and the total amount of the quarterly awards to be allocated to all employees is based on a percentage of pre-tax profits (excluding stock-based compensation) that is recommended by the CEO and approved by the compensation committee. For fiscal 2007, the percentage of pre-tax profits (including stock-based compensation) that was set aside for the profit sharing awards pool for the executive officers (excluding the CEO) was approximately 0.46%. At the end of each quarterly period, the compensation committee evaluates the individual performance of each of the executive officers and determines the percentage of the total quarterly profit sharing awards pool to be allocated to each executive officer. The compensation committee does not establish pre-set individual goals and objectives at the beginning of each quarter, but the criteria that the compensation committee considers in evaluating each executive officers' individual performance include: (i) the performance of such executive officer's department, (ii) extraordinary achievements and contributions of the executive officer during the quarter, and/or (iii) increased leadership and experience displayed by the executive officer. The amount of each executive officer's profit sharing award, if any, is directly affected by the amount of corporate profits for each quarter and each executive officer's individual performance during such quarter. Therefore, the better our overall corporate performance and the better each executive officer's individual performance, the greater amount that each executive officer will receive in the form of profit sharing awards. Conversely, if we are less profitable or if an executive officer's performance is lacking for a particular quarter, the profit sharing award for such executive officer may be significantly reduced as compared to prior quarters, or even eliminated. For fiscal 2007, total cash compensation (*i.e.*, base salary plus profit sharing awards paid out in fiscal 2007) for our executive officers was below the market 25th percentile of the Benchmark Companies.

The following table presents information regarding the profit sharing/bonus awards paid to our Named Executive Officers for fiscal years 2007 and 2006, as well as the percentage increase or decrease of such profit sharing/bonus awards as compared to the respective prior fiscal year.

Name	Year	Profit Sharing/ Bonus Awards ($)	Percentage Increase (Decrease)
Shaw Hong	2007	63,000	(30)%
	2006	90,000	70%
Xinping (James) He	2007	57,000	(30)%
	2006	82,000	55%
Peter V. Leigh	2007	28,500	(58)%
	2006	68,000	N/A(1)
Y. Vicky Chou	2007	52,000	(29)%
	2006	73,000	97%
John Yue	2007	42,000	(33)%
	2006	63,000	N/A(1)

(1) Messrs. Leigh and Yue began employment with us in fiscal 2005. Accordingly, a comparison of their 2006 profit sharing/bonus awards to their fiscal 2005 profit sharing/bonus awards is not meaningful for purposes of this table.

Long-Term Compensation, Awarded in Equity. Historically because the 2000 Plan does not provide for any form of equity compensation other than stock options, the compensation committee has granted long-term compensation in the form of stock options. The compensation committee believes that equity compensation promotes long-term focus, aligns our executives' interests with those of our stockholders, and helps us retain key individuals. Members of our executive team are highly regarded and sought after in the semiconductor and other high-technology industries, and the compensation committee believes it is important to retain a strong, capable executive team. Because none of our executive officers has an employment contract, the compensation committee believes that equity is its strongest compensation tool for retention.

The compensation committee believes long-term equity compensation aligns the interests of executive officers with stockholders by providing a significant incentive to each of our executive officers to remain employed by OmniVision and to benefit from long-term value they help to create for our stockholders. Consistent with this belief, our executive officers are generally provided long-term equity awards on an annual basis, and, consistent with our pay-for-performance philosophy, long-term incentive awards for our executive officers are generally targeted at or above competitive median levels, depending upon corporate and individual performance. In addition, when determining the total amount to be granted annually to all recipients, including executive officers, the compensation committee considers the amount and value of equity compensation grants already held by the executive officer, overall dilution, OmniVision's achievement of its corporate performance targets, retention objectives and the executive officer's potential contribution to the creation of long-term stockholder value.

Stock Options. Each stock option represents the right to purchase a specified number of shares of our common stock at a set exercise price subject to the terms and conditions of an option agreement. The exercise price is the closing stock price of OmniVision stock on the day the compensation committee grants the option. As a result, any value that an executive receives from a stock option is solely the result of increases in the value of OmniVision stock. An increase in the value of OmniVision stock benefits all of our stockholders, thus aligning executive and stockholder interests. In general, options become exercisable over four years: 25 percent of the shares subject to the option vest one year from the date of grant and the remaining shares vest at a rate of 1/48 of the shares per month. They have a term of 10 years.

The following table presents information regarding the stock options granted to our Named Executive Officers for fiscal years 2008, 2007 and 2006, as well as the percentage increase or decrease in the number of such stock option grants as compared to the respective prior fiscal year.

Name	Year	Exercise Price ($)	Number of Shares Underlying Options (#)(1)	Percentage Increase (Decrease)
Shaw Hong	2008	14.93	85,000	0%
	2007	25.56	85,000	(36)%
	2006	16.69	100,000	(12)%
		13.25	32,500	
Xinping (James) He	2008	14.93	70,000	0%
	2007	25.56	70,000	(40)%
	2006	16.69	90,000	(10)%
		13.25	27,500	
Peter V. Leigh	2008	14.93	25,000	100%
	2007	—	0	(100)%
	2006	16.69	17,500	N/A(2)
		13.25	40,000	
Y. Vicky Chou	2008	14.93	60,000	0%
	2007	25.56	60,000	(33)%
	2006	16.69	70,000	50%
		13.25	20,000	
John Yue	2008	14.93	25,000	(29)%
	2007	25.56	35,000	(22)%
	2006	16.69	40,000	N/A(2)
		13.25	5,000	

(1) We grant stock options on an annual basis. However, for the fiscal 2006 annual grant, the compensation committee decided to grant only a portion of the fiscal 2006 allocation, pending consultations with Compensia. On August 28, 2006, after reviewing competitive equity practices and consulting with Compensia, the compensation committee granted the rest of the fiscal 2006 allocation to our employees and officers. Although this additional portion of the fiscal 2006 allocation was granted in fiscal 2007, it is included in the numbers shown in the table for grants that occurred in fiscal 2006.

(2) Messrs. Leigh and Yue began employment with us in fiscal 2005 and were each granted new hire option awards at that time. A comparison of their 2006 annual option awards to their 2005 new hire option awards is not meaningful for purposes of this table.

When do we grant stock options?

Stock options are generally granted by the compensation committee at its regularly scheduled meeting each quarter. The meetings of the board and the compensation committee generally occur in the week that we announce our financial results for the previous quarter and year.

We have no program, plan or practice to coordinate equity grants with the release of material information. The compensation committee does not accelerate or delay equity grants in response to material information, nor do we delay the release of information due to plans for making equity grants.

How do our decisions regarding each element affect decisions regarding other elements?

The compensation committee considers total compensation when setting the compensation of the executive officers. The compensation committee reviews each executive officer's total compensation and benefits package. In doing so, the compensation committee considers the retention value of the long-term equity currently held by the executive. Based on this review, the compensation committee may decide to adjust one or more elements of an executive's total compensation.

Are any of our executive officers entitled to receive compensation following termination of employment?

We currently do not have employment agreements or change-of-control agreements with our executive officers, and there are no other arrangements that entitle our executive officers to receive compensation from us following the termination of their employment.

Is tax and accounting treatment of compensation under Section 162(m) of the Code considered?

Section 162(m) of the Code generally denies a deduction to any publicly held corporation for compensation paid in a taxable year to the Company's CEO and four other highest compensated officers to the extent that the officer's compensation (other than qualified performance-based compensation) exceeds $1 million. The compensation committee considers the impact of this deductibility limit on the compensation that it intends to award. The committee exercises its discretion to award compensation that does not meet the requirements of Section 162(m) when it considers it in the best interest of the Company to do so. It is our policy that, where reasonably practicable and where we reasonably believe that there may be a material and adverse impact to the Company from lost deductions, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). When setting equity compensation, the compensation committee also considers the estimated cost for financial reporting purposes.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with OmniVision's management. Based upon the review and discussions noted above, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by:

THE COMPENSATION COMMITTEE

Joseph Jeng, (Chairperson)
Dwight Steffensen
Andrew Wang

SUMMARY COMPENSATION TABLE

The following table presents information concerning the total compensation of the Company's CEO, CFO and the three other most highly compensated officers during the last fiscal year (the "Named Executive Officers") for services rendered to the Company in all capacities for the fiscal year ended April 30, 2007.

Name and Principal Position	Year	Salary ($)	Discretionary Non-Plan Based Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Shaw Hong Chairman of the Board, CEO and President (Principal Executive Officer)	2007	445,833	63,000	1,145,762	25,970	1,680,565
Xinping (James) He Chief Operating Officer	2007	293,333	57,000	768,393	27,915	1,146,641
Peter V. Leigh Chief Financial Officer (Principal Financial Officer)	2007	259,000	28,500	838,808	11,411	1,137,719
Y. Vicky Chou Vice President of Legal and General Counsel	2007	273,333	52,000	499,227	30,267	854,827
John Yue Vice President of Quality and Reliability	2007	218,333	42,000	1,078,872	22,512	1,361,717

(1) These amounts do not represent income that the named individual received during the fiscal year, or may receive in any future year. Rather, these amounts represent the amortization expense of stock option related compensation that we recognized in fiscal 2007, in accordance with Statement of Financial Accounting Standards No. 123, as revised, "Share-Based Payment", or SFAS No. 123(R). For purposes of this disclosure we ignore the adjustments we make for forfeiture assumptions to the aggregate expense we recognize. These amounts include the amortization expense relating to stock options granted on June 12, 2006, and August 28, 2006, as well as to grants made in prior years. The exercise prices of the stock option grants on June 12, 2006 and August 28, 2006 were $25.56 and $16.69, respectively, and were equal to the closing prices of our common stock as reported on NASDAQ on the respective grant dates. The per share grant date fair values of each award on June 12, 2006 and August 28, 2006 were $14.12 and $8.69, respectively, computed in accordance with SFAS No. 123(R). For a discussion of the valuation assumptions we use, see Note 13 to our 2007 Consolidated Financial Statements, included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2007.

(2) These amounts reflect (i) SFAS No. 123(R) related compensation costs we recognized for the respective officer's participation in our 2000 Employee Stock Purchase Plan, if any, (ii) matching contributions we paid into the respective officer's 401(K) savings account and (iii) group life insurance and health benefit plan premiums we paid for the benefit of the respective officer. These benefits are generally made available on a non-discriminatory basis to all of our U.S. employees. None of our officers has received any benefit that individually exceeded $25,000 or 10% of the officer's total compensation.

GRANTS OF PLAN-BASED AWARDS

The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers during the fiscal year ended April 30, 2007.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/sh)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Shaw Hong	6/12/06	85,000	25.56	1,199,809
	8/28/06(4)	100,000	16.69	868,610
Xinping (James) He	6/12/06	70,000	25.56	988,078
	8/28/06(4)	90,000	16.69	781,749
Peter V. Leigh	8/28/06(4)	40,000	16.69	347,444
Y. Vicky Chou	6/12/06	60,000	25.56	846,924
	8/28/06(4)	70,000	16.69	608,027
John Yue	6/12/06	35,000	25.56	494,039
	8/28/06(4)	40,000	16.69	347,444

(1) Options were granted at fair market value under our 2000 Plan, as described in further detail under "Long-Term Compensation, Awarded in Equity" section on page 26.

(2) The exercise price for each stock option is the closing price of our common stock on the grant date, as reported on NASDAQ.

(3) The grant date fair value represents the value of each stock option computed on the grant date in accordance with SFAS No. 123(R).

(4) We grant stock options on an annual basis. In general, the options vest at a rate of twenty-five percent on the first anniversary of the grant date, and in equal monthly amounts over the next three years. However, for the fiscal 2006 annual grant, the compensation committee decided to grant only a portion of the fiscal 2006 allocation, pending consultations with Compensia. All of the shares underlying this grant would fully vest on April 30, 2006. On August 28, 2006, after reviewing competitive equity practices and consulting with Compensia, the compensation committee granted the rest of the fiscal 2006 allocation to our employees and officers. These remaining shares will vest in equal monthly amounts over the three years following their grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents certain information concerning equity awards held by the Named Executive Officers at the end of the fiscal year ended April 30, 2007.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date (1)
Shaw Hong	140,625	9,375	16.4000	6/09/2013(4)
	84,375	65,625	18.7700	2/21/2015(4)
	32,500	0	13.2500	8/22/2015(2)
	0	85,000	25.5600	6/12/2016(4)
	25,001	74,999	16.6900	8/28/2016(3)
Xinping (James) He	13,979	0	6.0050	6/07/2012(5)
	112,500	7,500	16.4000	6/09/2013(5)
	76,876	40,624	11.5500	8/20/2014(5)
	0	70,000	25.5600	6/12/2016(5)
	22,500	67,500	16.6900	8/28/2016(3)
Peter V. Leigh	228,333	141,667	12.1200	9/10/2014(6)
	17,500	0	13.2500	8/22/2015(2)
	10,001	29,999	16.6900	8/28/2016(3)
Y. Vicky Chou	11,667	0	8.2750	2/14/2013(7)
	37,499	2,501	16.4000	6/09/2013(7)
	38,750	18,750	11.5500	8/20/2014(7)
	20,000	0	13.2500	8/22/2015(2)
	0	60,000	25.5600	6/12/2016(7)
	17,501	52,499	16.6900	8/28/2016(3)
John Yue	116,250	123,750	18.7700	2/21/2015(8)
	5,000	0	13.2500	8/22/2015(2)
	0	35,000	25.5600	6/12/2016(8)
	10,001	29,999	16.6900	8/28/2016(3)

(1) Except as otherwise indicated in notes (2) and (3) below, twenty-five percent of the shares subject to each option grant shown here vest one year after the vesting commencement date, and the remainder vest monthly over the following thirty-six months.
(2) All of the shares were fully vested on 4/30/06.
(3) The shares subject to this grant vest monthly over thirty-six months, starting on 7/1/06.
(4) The vesting commencement dates of these option grants are 7/1/03, 1/1/05, and 7/1/06, respectively.
(5) The vesting commencement dates of these option grants are 7/1/02, 7/1/03, 7/1/04, and 7/1/06, respectively.
(6) The vesting commencement date of this option grant is 9/10/04.
(7) The vesting commencement dates of these option grants are 2/14/03, 7/1/03, 7/1/04, and 7/1/06, respectively.
(8) The vesting commencement dates of these option grants are 2/18/05 and 7/1/06, respectively.

OPTION EXERCISES AND STOCK VESTED AT FISCAL YEAR END

The following table presents certain information concerning the exercise of options by each of the Named Executive Officers during the fiscal year ended April 30, 2007.

Name of Executive Officer	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Shaw Hong	144,260	2,100,371
Xinping (James) He	110,421	1,648,989
Peter V. Leigh	—	—
Y. Vicky Chou	—	—
John Yue	—	—

(1) Value realized represents the difference between the option exercise price and the fair market value of our common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of August 15, 2007 by:

- each stockholder known by us to beneficially own more than 5% of our outstanding shares of common stock;
- each of our directors;
- each of the Named Executive Officers named in the "Summary Compensation Table" on page 29; and
- all of our directors and executive officers as a group.

Unless otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of common stock owned by them, subject to applicable common property laws.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Number of Shares Underlying Options	Total Shares Beneficially Owned	Percent of Shares Beneficially Owned(2)
5% or Greater Stockholders:				
FMR Corporation(3)	7,515,400	—	7,515,400	13.75%
Mac-Per-Wolf Company(4)	3,514,185	—	3,514,185	6.43%
Entities and persons affiliated with Galleon Management, L.P.(5)	2,800,515	—	2,800,515	5.12%
Current Directors and Named Executive Officers:				
Shaw Hong(6)	812,279	348,542	1,160,821	2.11%
Xinping (James) He(7)	416,035	282,105	698,140	1.27%
Peter V. Leigh	4,950	287,500	292,450	*
Y. Vicky Chou	3,971	162,084	166,055	*
John Yue	8,998	174,792	183,790	*
Joseph Jeng	—	72,500	72,500	*
Andrew Wang	—	63,750	63,750	*
Dwight Steffensen	—	42,500	42,500	*
All current directors and executive officers as a group (9 persons)	1,247,538	1,506,689	2,754,227	4.90%

* Less than 1%.

(1) Unless otherwise noted, the address of each listed stockholder is that of our principal executive offices: 1341 Orleans Drive, Sunnyvale, California 94089.

(2) This table is based upon information supplied by officers, directors and principal stockholders. Percentage of beneficial ownership is based on 54,664,892 shares of common stock outstanding as of August 15, 2007. For each named person, this percentage includes common stock that such person has the right to acquire either currently or within 60 days of August 15, 2007, including upon the exercise of an option; however, such common stock is not deemed outstanding for

the purpose of computing the percentage owned by any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares.

(3) Information with respect to the number of shares beneficially owned is based solely on the Schedule 13G/A filed with the SEC by FMR Corporation ("FMR") on July 10, 2007. FMR reported that it had sole dispositive power for all of the 7,515,400 shares, with sole power to vote 5,700 of the shares and shared power to vote none of the shares. The address for FMR is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Information with respect to the number of shares beneficially owned is based solely on the Schedule 13G filed with the SEC by Mac-Per-Wolf Company ("MPW") on February 15, 2007. MPW reported that it had sole voting and dispositive power for 93,355 of the shares, and shared voting and dispositive power for 3,514,185 of the shares. MPW also reported that the shared voting and dispositive holdings are held by Perkins, Wolf, McDonnell and Company, LLC ("PWM") and such holdings may also be aggregated within Schedule 13G filings submitted by Janus Capital Management, LLC ("Janus"), a minority owner of PWM. According to a Schedule 13G filed with the SEC by Janus on February 14, 2007, Janus reported that it had shared voting and dispositive power for 3,514,185 of the shares. The address for MPW is 311 S. Wacker Dr., Suite 6000, Chicago, IL 60606.

(5) Information with respect to the number of shares beneficially owned is based solely on the Schedule 13G/A filed with the SEC by entities and persons affiliated with Galleon Management, L.P. on June 26, 2007. Of the 2,800,515 shares, Raj Rajaratnam reported shared voting and dispositive power for all of the shares, Galleon Management, L.P. reported shared voting and dispositive power for 2,765,515 shares, Galleon International Management, LLC reported shared voting and dispositive power for 10,000 shares and Galleon Special Opportunities Management, LLC reported shared voting and dispositive power for 25,000 shares. The address for Galleon Management, L.P. is 590 Madison Avenue, 34th Floor, New York, NY 10022 and the address for all other reporting entities and persons is c/o Galleon Management, L.P. 590 Madison Avenue, 34th Floor, New York, NY 10022.

(6) Includes 800,279 shares of common stock held by the Hong Family Trust of which Mr. Hong is a trustee and 12,000 shares of common stock held in the Hong Family LLC of which Mr. Hong is a manager.

(7) Includes 117,200 shares of common stock held by the He Children's Trust of which Mr. He is a trustee.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

We are not a party to any employment agreements or change of control arrangements with any of our Named Executive Officers.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this report of the audit committee of the board of directors shall not be deemed "filed" with the SEC or "soliciting material" under the Exchange Act, and shall not be incorporated by reference into any such filings.

The audit committee of the board of directors is composed of three independent directors appointed by the board of directors, each of whom is independent under the applicable rules of the Nasdaq Stock Market. The members of the audit committee during fiscal 2007 were Joseph Jeng, Dwight Steffensen and Andrew Wang, with Mr. Steffensen serving as the chairman of the audit committee.

The audit committee operates under a written charter. A copy of the charter of our audit committee is available on our website located at www.ovt.com.

In accordance with its charter, the primary purpose of the audit committee is to assist the board of directors in fulfilling its responsibility to oversee management's conduct of our financial reporting process, including reviewing the financial reports and other financial information provided by us to any governmental or regulatory body, the public or other users thereof, our systems of internal accounting and financial controls, the annual independent audit of our financial statements and our legal compliance and ethics programs as established by management and the board of directors.

The audit committee does not conduct auditing reviews or procedures. The audit committee relies on management's representation that our financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America.

Consistent with policies adopted by the SEC regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and terminating the services of our independent registered public accounting firm. The audit committee reviews reports and provides guidance to our independent registered public accounting firm with respect to its annual audit and approves all audit and non-audit services provided by our independent registered public accounting firm in accordance with applicable regulatory requirements. In connection with the standards for independence of external auditors promulgated by the SEC, during the 2008 fiscal year, the audit committee will consider, in advance of the provision of any non-audit services by our independent registered public accounting firm, whether the provision of such services is compatible with maintaining the independence of the independent registered public accounting firm.

The audit committee received from the independent registered public accounting firm a formal written statement describing all relationships between the independent registered public accounting firm and us that might bear on the firm's independence consistent with Independence Standards Board Standard No. 1 "Independence Discussion with Audit Committees," and discussed with the independent registered public accounting firm any relationships that may impact their objectivity and independence, and satisfied itself as to the firm's independence. The audit committee also discussed with management and the independent registered public accounting firm the quality and adequacy of our internal controls and responsibilities, budget and staffing. The audit committee also reviewed with the independent registered public accounting firm its audit plan, audit scope and identification of audit risks.

The audit committee discussed and reviewed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in the Statement on Auditing Standards No. 61, as amended, "Communications with audit committee" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the financial statements. The audit committee reviewed and discussed our audited financial statements for fiscal 2007 with management and the independent registered public accounting firm. Management has the responsibility for the preparation of our financial statements and the independent registered public accounting firm has the responsibility for the audit of those statements.

Based on the above review and discussions with management and the independent registered public accounting firm, the audit committee recommended to the board of directors that our audited financial statements be included in our Annual Report on Form 10-K for the year ended April 30, 2007 for filing with the Securities and Exchange Commission. The audit committee also recommended the reappointment, subject to stockholder approval, of the independent registered public accounting firm, and the board of directors concurred in such recommendation.

Respectfully submitted by:

THE AUDIT COMMITTEE

Dwight Steffensen (Chairperson)
Joseph Jeng
Andrew Wang

RELATED PARTY TRANSACTIONS

Jeanette Ishibashi, our Director of China Operations and Mr. Hong's daughter, earned an aggregate compensation of $146,504 during fiscal 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act of 1934 requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of initial ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms that we have received, or written representations from reporting persons, except as noted below we believe that all executive officers, directors and 10% stockholders complied with all applicable filing requirements during fiscal 2007.

Each of Shaw Hong, Xinping (James) He, Y. Vicky Chou, Peter V. Leigh and John Yue were delinquent in the filing of one Form 4 relating to the grant of an option to purchase shares of our common stock under our 2000 Plan.

OTHER MATTERS

We are not aware of any other matters to be submitted at the 2007 Annual Meeting. If any other matters properly come before the 2007 Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the board of directors may recommend.

THE BOARD OF DIRECTORS OF
OMNIVISION TECHNOLOGIES, INC.

Dated: August 24, 2007

Appendix A

OMNIVISION TECHNOLOGIES, INC.

2007 EQUITY INCENTIVE PLAN

1. Definitions. As used herein, the following definitions will apply:

(a) "Administrator" means the Board or any of its Committees as will be administering the 2007 Plan, in accordance with Section 4 of the 2007 Plan.

(b) "Applicable Laws" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the 2007 Plan.

(c) "Award" means, individually or collectively, a grant under the 2007 Plan of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units, Performance Shares and other stock or cash awards as the Administrator may determine.

(d) "Award Agreement" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the 2007 Plan. The Award Agreement is subject to the terms and conditions of the 2007 Plan.

(e) "Board" means the Board of Directors of the Company.

(f) "Change in Control" means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" means directors who either (A) are Directors as of the effective date of the 2007 Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(g) "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(h) "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

(i) "Common Stock" means the common stock of the Company.

(j) "Company" means OmniVision Technologies, Inc., a Delaware corporation, or any successor thereto.

(k) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(l) "Determination Date" means the latest possible date that will not jeopardize the qualification of an Award granted under the 2007 Plan as "performance-based compensation" under Section 162(m) of the Code.

(m) "Director" means a member of the Board.

(n) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(o) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(q) "Fair Market Value" means, as of any date, the value of Common Stock as the Administrator may determine in good faith by reference to the price of such stock on any established stock exchange or a national market system on the day of determination if the Common Stock is so listed on any established stock exchange or a national market system. If the Common Stock is not listed on any established stock exchange or a national market system, the value of the Common Stock as the Administrator may determine in good faith.

(r) "Fiscal Year" means the fiscal year of the Company.

(s) "Incentive Stock Option" means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t) "Inside Director" means a Director who is an Employee.

(u) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w) "Option" means a stock option granted pursuant to the 2007 Plan.

(x) "Outside Director" means a Director who is not an Employee.

(y) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "Participant" means the holder of an outstanding Award.

(aa) "Performance Period" means any Fiscal Year of the Company or such other period as determined by the Administrator in its sole discretion.

(bb) "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(cc) "Performance Unit" means an Award which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(dd) "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ee) "2007 Plan" means this 2007 Equity Incentive Plan.

(ff) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the 2007 Plan, or issued pursuant to the early exercise of an Option.

(gg) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(hh) "Retirement" means a Service Provider who retires from the Company on or after age sixty-two (62) and such Service Provider has at least five (5) years of service with the Company at the date of retirement; provided, that, the Administrator, notwithstanding the foregoing, has the discretion to determine when a Service Provider retires so long as such determination is not less favorable than provided for in the foregoing definition.

(ii) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the 2007 Plan.

(jj) "Section 16(b)" means Section 16(b) of the Exchange Act.

(kk) "Service Provider" means an Employee, Director or Consultant.

(ll) "Share" means a share of the Common Stock, as adjusted in accordance with Section 14 of the 2007 Plan.

(mm) "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(nn) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "Successor Corporation" has the meaning given to such term in Section 14(c) of the 2007 Plan.

2. Purposes of the 2007 Plan. The purposes of the 2007 Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide incentives to individuals who perform services to the Company, and
- to promote the success of the Company's business.

The 2007 Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units, Performance Shares and other stock or cash awards as the Administrator may determine.

3. Stock Subject to the 2007 Plan.

(a) Stock Subject to the 2007 Plan. Subject to the provisions of Section 14 of the 2007 Plan, the maximum aggregate number of Shares that may be awarded and sold under the 2007 Plan is 6,000,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.

(b) Full Value Awards. Any Shares subject to Awards granted with an exercise price less than the Fair Market Value on the date of grant of such Awards will be counted against the numerical limits of this Section 3 as two Shares for every one Share subject thereto. Further, if Shares acquired pursuant to any such Award are forfeited to or repurchased by the Company and would otherwise return to the 2007 Plan pursuant to Section 3(c), 2 times the number of Shares so forfeited or repurchased will return to the 2007 Plan and will again become available for issuance.

(c) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and Stock Appreciation Rights, the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the 2007 Plan (unless the 2007 Plan has terminated). With respect to Stock Appreciation Rights, all of the Shares covered by the Award (that is, Shares actually issued pursuant to a Stock Appreciation Right, as well as the Shares that represent payment of the exercise price) shall cease to be available under the 2007 Plan. However, Shares that have actually been issued under the 2007 Plan under any Award will not be returned to the 2007 Plan and will not become available for future distribution under the 2007 Plan; provided, however, that if unvested Shares of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the 2007 Plan. Shares used to pay the tax and exercise price of an Award will not become available for future grant or sale under the 2007 Plan. To the extent an Award under the 2007 Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the 2007 Plan. Notwithstanding the foregoing and, subject to adjustment provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under the 2007 Plan under this Section 3(c).

(d) Share Reserve. The Company, during the term of this 2007 Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the 2007 Plan.

4. Administration of the 2007 Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the 2007 Plan.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the 2007 Plan will be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the 2007 Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the 2007 Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the terms and conditions, not inconsistent with the terms of the 2007 Plan, of any Award granted hereunder;

(iv) to construe and interpret the terms of the 2007 Plan and Awards granted pursuant to the 2007 Plan;

(v) to prescribe, amend and rescind rules and regulations relating to the 2007 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vi) to modify or amend each Award (subject to Section 19(c) of the 2007 Plan);

(vii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(viii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award pursuant to such procedures as the Administrator may determine; and

(ix) to make all other determinations deemed necessary or advisable for administering the 2007 Plan.

(c) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units, Performance Shares and such other cash or stock awards as the Administrator determines may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Stock Options.

(a) Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to Options granted to any Participant, provided that during any Fiscal Year, no Participant may be granted Options covering more than 1,000,000 Shares. Notwithstanding the foregoing limitation, in connection with a Participant's initial service as an Employee, an Employee may be granted Options covering up to an additional 1,000,000 Shares.

(c) Term of Option. The Administrator will determine the term of each Option in its sole discretion; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(d) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, but will be no less than 100% of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6(d), Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code. The exercise price for an Option may not be reduced without the consent of the Company's stockholders. This will include, without limitation, a repricing of the Option as well as an Option exchange program whereby the Participant agrees to cancel an existing Option in exchange for an Option, Stock Appreciation Right or other Award.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii) Form of Consideration. The Administrator will determine the acceptable form(s) of consideration for exercising an Option, including the method of payment, to the extent permitted by Applicable Laws.

(e) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the 2007 Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in such form as the Administrator specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with all applicable withholding taxes). No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the 2007 Plan.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the 2007 Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the 2007 Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's termination.. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the 2007 Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the 2007 Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant's death. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the 2007 Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the 2007 Plan.

(v) Other Termination. A Participant's Award Agreement may also provide that if the exercise of the Option following the termination of Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the 10th day after the last date on which such exercise would result in such liability under Section 16(b). Finally, a Participant's Award Agreement may also provide that if the exercise of the Option following the termination of the Participant's status as a Service Provider (other than upon the Participant's death or disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option, or (B) the expiration of a period of three (3) months after the termination of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the 2007 Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Notwithstanding the foregoing sentence, during any Fiscal Year no Participant may receive more than an aggregate of 200,000 Shares of Restricted Stock; provided, however, that in connection with a Participant's initial service as an Employee, an Employee may be granted an aggregate of up to an additional 300,000 Shares of Restricted Stock. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 7, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Vesting Requirements. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the 2007 Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The restrictions will lapse at a rate determined by the Administrator; provided, however, that except as otherwise provided in Section 14(c), Shares of Restricted Stock will not vest more rapidly than one-third (1/3rd) of the total number of Shares of Restricted Stock subject to an Award each year from the date of grant (or, with respect to an Award granted to a Participant in connection with or as part of his or her initial employment with the Company or any Parent or Subsidiary of the Company, the date a Participant commences employment the Company or any Parent or Subsidiary of the Company), unless the Administrator determines that the Award is to vest upon the achievement of performance criteria and the period for measuring such performance will cover at least twelve (12) months. Notwithstanding the foregoing sentence, the Administrator, in its sole discretion, may provide at the time of or following the date of grant for accelerated vesting for an Award of Restricted Stock upon or in connection with a Change in Control or upon or in connection with a Participant's termination of service, including, without limitation, due to death, Disability or Retirement.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and will be available for grant under the 2007 Plan.

8. Restricted Stock Units.

(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. Each Restricted Stock Unit grant will be evidenced by an Award Agreement that will specify such other terms and conditions as the Administrator, in its sole discretion, will determine, including all terms, conditions, and restrictions related to the grant, the number of Restricted Stock Units and the form of payout, which, subject to Section 8(d), may be left to the discretion of the Administrator. Notwithstanding anything to the contrary in this subsection (a), during any fiscal year of the Company, no Participant may receive more than an aggregate of 200,000 Restricted Stock Units; provided, however, that in connection with a Participant's initial service as an Employee, an Employee may be granted an aggregate of up to an additional 300,000 Restricted Stock Units.

(b) Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant ; provided, however, that except as otherwise provided in Section 14(c), an Award of Restricted Stock Units will not vest more rapidly than one-third (1/3rd) of the total number of Restricted Stock Units subject to an Award each year from the date of grant (or, with respect to an Award granted to a Participant in connection with or as part of his or her initial employment with the Company or any Parent or Subsidiary of the Company, the date a Participant commences employment the Company or any Parent or Subsidiary of the Company), unless the Administrator determines that the Award is to vest upon the achievement of performance criteria and the period for measuring such performance will cover at least twelve (12) months. Notwithstanding the foregoing sentence, the Administrator, in its sole discretion, may provide at the time of or following the date of grant for accelerated vesting for an Award of Restricted Stock Units upon or in connection with a Change in Control or upon or in connection with a Participant's termination of service, including, without limitation, due to death, Disability or Retirement. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion.

(c) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as specified in the Award Agreement. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d) Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) set forth in the Award Agreement. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in cash, Shares, or a combination thereof.

(e) Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9. Stock Appreciation Rights.

(a) Grant of Stock Appreciation Rights. Subject to the terms and conditions of the 2007 Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Participant, provided that during any Fiscal Year, no Participant may be granted Stock Appreciation Rights covering more than 1,000,000 Shares. Notwithstanding the foregoing limitation, in connection with a Participant's initial service as an Employee, an Employee may be granted Stock Appreciation Rights covering up to an additional 1,000,000 Shares.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the 2007 Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the 2007 Plan, provided, however, that the exercise price will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant. The exercise price for a Stock Appreciation Right may not be reduced without the consent of the Company's stockholders. This will include, without limitation, a repricing of the Stock Appreciation Right as well as an exchange program whereby the Participant agrees to cancel an existing Stock Appreciation Right in exchange for an Option, Stock Appreciation Right or other Award.

(d) Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(e) Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the 2007 Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. Notwithstanding the foregoing, the rules of Section 6(e) also will apply to Stock Appreciation Rights.

(f) Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units/Shares granted to each Participant provided that during any Fiscal Year, (i) no Participant may receive Performance Units having an initial value greater than $2,000,000, and (ii) no Participant may receive more than 200,000 Performance Shares. Notwithstanding the foregoing limitation, in connection with a Participant's initial service as an Employee, an Employee may be granted up to an additional 300,000 Performance Shares.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions; provided, however, that except as otherwise provided in Section 14(c), Performance Shares/Units will not vest more rapidly than one-third (1/3rd) of the total number of Performance Shares/Units subject to an Award each year from the date of grant (or, with respect to an Award granted to a Participant in connection with or as part of his or her initial employment with the Company or any Parent or Subsidiary of the Company, the date a Participant commences employment the Company or any Parent or Subsidiary of the Company), unless the Administrator determines that the Award is to vest upon the achievement of performance criteria and the period for measuring such performance will cover at least twelve (12) months. Notwithstanding the foregoing sentence, the Administrator, in its sole discretion, may provide at the time of or following the date of grant for accelerated vesting for an Award of Performance Shares/Units upon or in connection with a Change in Control or upon or in connection with a Participant's termination of service, including, without limitation, due to death, Disability or Retirement. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the 2007 Plan.

11. Performance Goals. The granting and/or vesting of Awards of Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units and other incentives under the 2007 Plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code and may

provide for a targeted level or levels of achievement ("Performance Goals"). Performance Goals may fall within one or more of the following categories:

(a) Financial Measures. Cash flow; cash position; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per Share; economic profit; economic value added; equity or stockholder's equity; market share; net income; net profit; net sales; operating earnings; operating income; profit before tax; ratio of debt to debt plus equity; ratio of operating earnings to capital spending; sales growth; return on net assets; or total return to stockholders.

(b) Sales and Marketing Measures. Number and/or type of design wins, unit, revenue or gross margin/gross profit goals by market or by customer.

(c) Research and Development Goals. Achievement of specific product design, specification or performance targets.

(d) Production Goals. Achievement of specific unit, yield or cost reduction targets.

(e) Hiring Goals. Recruiting of specified personnel with valuable skills and/or experience.

Any Performance Goals may be used to measure the performance of the Company as a whole or one part of the Company's business and may be measured relative to a peer group or to an index. The Performance Goals may differ from Participant to Participant and from Award to Award. Prior to the Determination Date, the Administrator will determine whether any significant element(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participant. In all other respects, Performance Goals will be calculated in accordance with the Company's financial statements, generally accepted accounting principles, or under a methodology established by the Administrator prior to the issuance of an Award.

12. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 91st day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13. Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14. Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2007 Plan, shall adjust the number and class of Shares that may be delivered under the 2007 Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits set forth in Sections 3, 6, 7, 8, 9 and 10.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control. In the event of a Change in Control, each outstanding Award will be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation (the "Successor Corporation"). In the event that the Successor Corporation refuses to assume or substitute for the

Award, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse, and, with respect to Restricted Stock Units, Performance Shares and Performance Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right is not assumed or substituted for in the event of a Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be fully vested and exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

With respect to Awards granted to Outside Directors that are assumed or substituted for, if on the date of or following such assumption or substitution the Participant's status as a Director or a director of the Successor Corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares subject thereto, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse, and, with respect to Restricted Stock Units, Performance Shares and Performance Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

For the purposes of this subsection (c), an Award will be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right upon the exercise of which the Administrator determines to pay cash or a Performance Share or Performance Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the Successor Corporation, the Administrator may, with the consent of the Successor Corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Performance Share or Performance Unit, for each Share subject to such Award (or in the case of Performance Units, the number of implied shares determined by dividing the value of the Performance Units by the per share consideration received by holders of Common Stock in the Change in Control), to be solely common stock of the Successor Corporation equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the Successor Corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

15. Tax Withholding

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the amount required to be withheld, (c) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld, or (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. The amount of the withholding requirement will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

16. No Effect on Employment or Service. Neither the 2007 Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor will they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

18. Term of 2007 Plan. Subject to Section 22 of the 2007 Plan, the 2007 Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 19 of the 2007 Plan.

19. Amendment and Termination of the 2007 Plan.

(a) Amendment and Termination. The Administrator may at any time amend, alter, suspend or terminate the 2007 Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any 2007 Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the 2007 Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the 2007 Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the 2007 Plan prior to the date of such termination.

20. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22. Stockholder Approval. The 2007 Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the 2007 Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

Appendix B

AMENDED AND RESTATED CHARTER FOR THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

OF

OMNIVISION TECHNOLOGIES, INC.

(as amended in August 2006)

PURPOSE:

The purpose of the Audit Committee of the Board of Directors (the "**Board**") of OmniVision Technologies, Inc. (the "**Company**") shall be to:

- Oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;
- Assist the Board in oversight and monitoring of (i) the integrity of the Company's financial statements, (ii) the Company's accounting policies and procedures, (iii) the Company's compliance with legal and regulatory requirements; (iv) the independent auditor's qualifications, independence and performance, (v) the Company's disclosure controls and procedures and (vi) the Company's internal controls;
- Prepare the report that the rules of the Securities and Exchange Commission (the "**SEC**") require be included in the Company's annual proxy statement;
- Provide the Board with the results of the Audit Committee's monitoring and recommendations derived therefrom; and
- Provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

MEMBERSHIP:

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board. The Audit Committee will consist of at least three members of the Board. Members of the Audit Committee must meet the following criteria:

- Each member will be an independent director, as defined by (i) the rules of The Nasdaq Stock Market and (ii) the rules of the SEC, as in effect from time to time;
- Each member will be able to read and understand fundamental financial statements, in accordance with the Nasdaq National Market Audit Committee requirements; and
- At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities.

RESPONSIBILITIES:

The responsibilities of the Audit Committee shall include:

- Reviewing on a continuing basis the adequacy of the Company's system of internal controls, including meeting periodically with the Company's management and the independent auditors to review their assessment of adequacy of such controls and to review, before its release, the disclosure regarding such system of internal financial and accounting controls required under SEC rules to be contained in the Company's periodic filings and the attestations or reports by the independent auditors relating to such disclosure;

- Exercising sole responsibility for appointing, compensating (including all audit engagement fees and terms), overseeing the work of, and terminating the services of the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work and pre-approving audit and non-audit services provided to the Company by the independent auditors (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible) in accordance with the applicable requirements of the SEC and the Public Company Accounting Oversight Board (the "**Oversight Board**");

- Reviewing the independence of the outside auditors, including (i) obtaining on a periodic basis a formal written statement from the independent auditors regarding relationships and services with the Company that may impact independence, as defined by applicable standards and SEC requirements, (ii) presenting this statement to the Board, and (iii) to the extent there are relationships, monitoring and investigating them.

- Reviewing and providing guidance with respect to the external audit by (i) reviewing the independent auditors' proposed audit scope and approach; (ii) discussing with the Company's independent auditors the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management and any other matters described in SAS No. 61, as may be modified or supplemented; and (iii) reviewing reports submitted to the audit committee by the independent auditors in accordance with the applicable SEC requirements;

- Reviewing and discussing with management and the independent auditors the annual audited financial statements and quarterly unaudited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC (which for purposes of the annual report shall include a recommendation as to whether the audited financial statements should be included in the Company's Annual Report on Form 10-K);

- Directing the Company's independent auditors to review, before filing with the SEC, the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews;

- Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

- Reviewing the overall scope, qualifications, resources, activities, reports, organizational structure and effectiveness of the internal audit group.

- Reviewing annually the performance of the internal audit group in executing its plans and meeting its objectives.

- Reviewing before release the unaudited quarterly operating results in the Company's quarterly earnings release;

- Overseeing compliance with the requirements of the SEC for disclosure of auditors' services and audit committee members, member qualifications and activities;

- Reviewing on a continuing basis the adequacy of the Company's system of disclosure controls and procedures, including meeting periodically with the Company's management, independent auditors and outside legal counsel to review their assessment of such controls and procedures and to review, before its release, the disclosure regarding such system of disclosure controls and procedures required under SEC rules to be contained in the Company's periodic filings;

- Reviewing, approving and monitoring the Company's code of ethics for its senior financial officers;
- Reviewing management's monitoring of compliance with the Company's standards of business conduct and with the Foreign Corrupt Practices Act;
- Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;
- Providing oversight and review at least annually of the Company's risk management policies, including its investment policies;
- Overseeing and reviewing the Company's policies regarding information technology and management information systems;
- If necessary, instituting special investigations with full access to all books, records, facilities and personnel of the Company;
- As appropriate, obtaining advice and assistance from outside legal, accounting or other advisors;
- Reviewing and approving in advance any proposed related party transactions;
- Reviewing its own charter, structure, processes and membership requirements from time to time;
- Providing a report in the Company's proxy statement in accordance with the rules and regulations of the SEC; and
- Establishing procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

MEETINGS:

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule, which it will provide to the Board in advance.

The Audit Committee will meet separately with the Chief Financial Officer of the Company at such times as are appropriate to review the financial affairs of the Company. The Audit Committee will meet separately with the independent auditors of the Company and separately with the head of the internal audit group of the Company at such times as it deems appropriate to fulfill the responsibilities of the Audit Committee under this charter.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

REPORTS:

In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the Audit Committee will summarize its examinations and recommendations to the Board as may be appropriate, consistent with the Committee's charter.

COMPENSATION:

Members of the Audit Committee shall receive such fees, if any, for their service as Audit Committee members as may be determined by the Board in its sole discretion. Such fees may include retainers or per meeting fees. Fees may be paid in such form of consideration as is determined by the Board.

Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board or any committee thereof.

DELEGATION OF AUTHORITY:

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings.

RESOURCES:

The Audit Committee shall have the resources as determined by the Committee and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel, accountants or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management.

Appendix C

AMENDED AND RESTATED CHARTER FOR THE

COMPENSATION COMMITTEE OF

THE BOARD OF DIRECTORS OF

OMNIVISION TECHNOLOGIES, INC.

(as amended in November 2002)

PURPOSE:

The purpose of the Compensation Committee established pursuant to this charter is to review and approve, and, where appropriate, to and make recommendations to the Board of Directors (the "Board") regarding all forms of compensation to be provided to the employees and directors of, and consultants to OmniVision Technologies, Inc., a Delaware corporation, and its subsidiaries (the "Company"), including stock compensation, bonuses and loans to all employees.

The Compensation Committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board from time to time prescribes.

STATEMENT OF PHILOSOPHY:

The policy of the Compensation Committee is to maximize stockholder value over time. The primary goal of the Company's Compensation Committee and its executive compensation program is therefore to closely align the interests of the officers with those of the Company's stockholders. To achieve this goal the Committee attempts to (i) offer compensation opportunities that attract and retain executives whose abilities are critical to the long-term success of the Company; (ii) motivate individuals to perform at their highest level and reward outstanding achievement; (iii) maintain a significant portion of the executive's total compensation at risk, tied to achievement of financial, organizational and management performance goals; and (iv) encourage executives to manage from the perspective of owners with an equity stake in the Company.

MEMBERSHIP:

The Compensation Committee shall consist of a minimum of two (2) non-employee directors of the Company as is determined by the Board. The members of the Compensation Committee are appointed by and serve at the discretion of the Board.

Each member of the Compensation Committee will be (i) an independent director as defined by the rules of The Nasdaq Stock Market, (ii) an "Outside Director" as such term is defined with respect to Section 162(m) of the Internal Revenue Code of 1986, as amended, and (iii) a "non-employee" director as defined under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

RESPONSIBILITIES:

The responsibilities of the Compensation Committee include:

1. Unless otherwise determined by a majority of the independent directors of the Board meeting in executive session, review and approve decisions regarding the compensation of the Chief Executive Officer of the Company (the "CEO")(for purposes of this Compensation Committee Charter, the compensation of the CEO and the other officers of the Company to be approved by the Compensation Committee hereunder shall include all "plan" compensation as such term is defined in Item 402(a)(7) of Regulation S-K promulgated under the Securities Act of 1933, as amended);

2. Unless otherwise determined by a majority of the independent directors of the Board, review and approve decisions regarding all forms of compensation to be provided to the officers of the Company;

3. Review and make recommendations to the Board regarding general compensation goals and guidelines for the Company's employees and the criteria by which bonuses to the Company's employees are determined;

4. Review and make recommendations to the Board regarding the compensation policy for the directors of and consultants to the Company;

5. Act as the Administrator (as defined under each plan) and administer, within the authority delegated by the Board, the Company's equity compensation plans adopted by the Board (the "Plans"). In its administration of the Plans, the Compensation Committee may, pursuant to authority delegated by the Board, (a) grant stock options or stock purchase rights to individuals eligible for such grants (including grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated thereunder), (b) amend such stock options or stock purchase rights, and (c) take all other actions permitted under the Plans. The Compensation Committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance thereunder;

6. Prepare a report (to be included in the Company's proxy statement) which describes: (a) the criteria on which compensation paid to the CEO for the last completed fiscal year is based; (b) the relationship of such compensation to the Company's performance; (c) the Compensation Committee's executive compensation policies applicable to officers; and (d) the Company's policies with respect to the $1 million deduction limit for certain executive compensation imposed by Section 162(m) of the IRC;

7. Review its own charter, structure, processes and membership requirements from time to time;

8. As appropriate, obtain advice and assistance from outside legal, accounting or other advisors, including, without limitation, any compensation consultant to be used by the Company or the Compensation Committee in the evaluation of CEO, executive officer, employee or director compensation; and

9. Authorize the repurchase of shares from terminated employees pursuant to applicable law.

MEETINGS:

The Compensation Committee will meet at such times that it deems appropriate to fulfill its responsibilities of the Compensation Committee under this charter. The Compensation Committee shall establish its own schedule, which it will provide to the Board in advance. The members of the Compensation Committee may invite the Chief Executive Officer, the executive officer responsible for the Company's human resources activities or any other person to attend meetings as appropriate.

MINUTES:

The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

REPORTS:

The Compensation Committee will provide written reports to the Board of the Company regarding recommendations of the Compensation Committee submitted to the Board for action and copies of the written minutes of its meetings.

DELEGATION OF AUTHORITY:

The Compensation Committee may form and delegate authority to subcommittees when appropriate.

Appendix D

CHARTER FOR THE

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

OF

OMNIVISION TECHNOLOGIES, INC.

PURPOSE:

The purpose of the Corporate Governance and Nominating Committee is to ensure that the Board of Directors (the "Board") of OmniVision Technologies, Inc., a Delaware corporation, is properly constituted to meet its fiduciary obligations to stockholders and the Company and that the Company has and follows appropriate governance standards. To carry out this purpose, the Corporate Governance and Nominating Committee shall:

- assist the Board by identifying prospective director nominees and to select the director nominees for the next annual meeting of stockholders; and

- develop and recommend to the Board the governance principles applicable to the Company.

COMMITTEE MEMBERSHIP AND ORGANIZATION:

- The Corporate Governance and Nominating Committee shall be comprised of no fewer than three (3) members.

- The members of the Corporate Governance and Nominating Committee shall meet the independence requirements of Nasdaq Rule 4200.

- The members of the Corporate Governance and Nominating Committee shall be appointed and replaced by the Board.

COMMITTEE RESPONSIBILITIES AND AUTHORITY:

- Evaluate the current composition, organization and governance of the Board and its committees, determine future requirements and make recommendations to the Board for approval.

- Determine on an annual basis desired Board qualifications, expertise and characteristics and conduct searches for potential Board members with corresponding attributes. Evaluate and propose nominees for election to the Board. In performing these tasks the Corporate Governance and Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates.

- Evaluate and make recommendations to the Board concerning the proposal of the Board slate for election. Consider stockholder nominees for election to the Board.

- Evaluate and make recommendations to the Board concerning the appointment of directors to Board committees.

- Evaluate and recommend termination of membership of individual directors in accordance with the Board's governance principles, for cause or for other appropriate reasons.

- Oversee the Board performance evaluation process including conducting surveys of director observations, suggestions and preferences.

- Review its own charter, structure, processes and membership requirements from time to time.

- In performing its responsibilities, the Corporate Governance and Nominating Committee shall have the authority to obtain advice, reports or opinions from internal or external counsel and expert advisors.

- Make regular reports to the Board.

- Maintain minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

- Form and delegate authority to subcommittees when appropriate.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼



Proxy — OmniVision Technologies, Inc.

PROXY FOR 2007 ANNUAL MEETING OF STOCKHOLDERS
SEPTEMBER 26, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of OMNIVISION TECHNOLOGIES, INC., a Delaware corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, each dated August 24, 2007, and hereby appoints Shaw Hong and Y. Vicky Chou, each as proxy and attorney-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2007 Annual Meeting of Stockholders of OmniVision Technologies, Inc. to be held on September 26, 2007 at 10:00 a.m. local time, at 1341 Orleans Drive, Sunnyvale, California 94089 and at any adjournment or adjournments thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE COMPANY'S CLASS I NOMINEE FOR THE ELECTION TO THE BOARD OF DIRECTORS, FOR THE APPROVAL OF THE ADOPTION OF THE 2007 EQUITY INCENTIVE PLAN, THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING APRIL 30, 2008, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING, AMONG OTHER THINGS, CONSIDERATION OF ANY MOTION MADE FOR ADJOURNMENT OF THE MEETING.

Please see reverse side to indicate your vote, date and sign the proxy card. Please return the signed proxy card promptly using the enclosed envelope.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

OmniVision

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominee listed and FOR Proposals 2 and 3.

1. Election of Class I Director:

	For	Withhold
01 - Shaw Hong	☐	☐



	For	Against	Abstain
2. Approval of the adoption of the 2007 Equity Incentive Plan.	☐	☐	☐
3. Ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2008.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

This proxy should be marked, dated and signed by the stockholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X OVTI1



001CD40033 00RPPB

014583_COMPANY_BLANKS_1_81781016/000006/000006/i

OmniVision Technologies, Inc.

UNITED STATES

1341 Orleans Drive
Sunnyvale, CA 94089

tel: + 1 408 542 3000
fax: + 1 408 542 3001
email: salesamerican@ovt.com

Indianapolis + 1 317 297 7240
Detroit + 1 734 281 8120

CDM OPTICS
(OmniVision Subsidiary)
Boulder + 1 303 449 5593

KOREA
Seoul + 82 2 3478 2812

CHINA
Beijing + 86 10 6580 1690
Shanghai + 86 21 6105 5100
Shenzhen + 86 755 8384 9733
Hong Kong + 852 2403 4011

JAPAN
Tokyo + 81 3 5765 6321

SINGAPORE + 65 6562 8250

TAIWAN
Taipei + 886 2 2657 9800
ext.#100

FINLAND
Nokia + 358 3 341 1898

UNITED KINGDOM
Hampshire + 44 1256 744 610

GERMANY
Riemerling +49 89 63 81 99 88

website: **www.ovt.com**



END

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